Exhibit 99.2

These materials are being sent to both registered and non-registered owners of shares. If you are a non-registered owner, and the issuer or its agent has sent these materials directly to you, your name and address and information about your shareholdings have been obtained in accordance with applicable securities regulatory requirements from the intermediary holding your shares on your behalf.

By choosing to send these materials to you directly, the issuer (and not the intermediary holding your shares on your behalf) has assumed responsibility for (i) delivering these materials to you, and (ii) executing your proper voting instructions. Please return your voting instructions as specified in the request for voting instructions.

Table of Contents

i	Notice of Annual General and Special Meeting of Shareholders

ii	Letter to Shareholders

1	General Information
	1	Notice and Access
	1	Proxies
	2	How to Vote
	3	Voting Shares and Principal Holders of Voting Shares

7	Business to be Transacted at the Meeting

9	Nominees for Election as Directors

17	Report of the Human Resources Committee
	17	Executive Compensation Discussion and Analysis
		17	Executive Compensation Process for the 2018 Fiscal Year
		17	The Human Resources Committee of the Board of Directors
		19	Executive Compensation Related Fees
		21	Executive Compensation Components
		29	Incentive Plan Awards – Value Vested or Earned During the Year
		30	Performance Graph
		31	Defined Contribution Pension Plan and Deferred Compensation Plans
		32	Compensation of Named Executive Officers
			33	Net Total Compensation Table
			34	Summary Compensation Table
	35	Key Features of CGI’s Long-Term Incentive Plans
		35	Share Option Plan
		37	Equity Compensation Plan Information as at September 30, 2018
		37	Performance Share Unit Plans
	38	Compensation of Directors
		38	Board of Directors and Standing Committee Fees
		39	Directors’ Compensation Table
		39	Deferred Stock Units Plan and Deferred Stock Units Granted to Directors
		40	Stock Options Held by Directors
		40	Incentive Plan Awards – Value Vested or Earned During the Year
	41	Additional Disclosure relating to Directors and Named Executive Officers

2018 MANAGEMENT PROXY CIRCULAR

42	Report of the Corporate Governance Committee
	42	Corporate Governance Practices
		42	CGI’s Shareholders
		43	Corporate Social Responsibility Policy
		43	Diversity
		44	Majority Voting Policy
		44	Clawback Policy
		44	Insider Trading and Blackout Periods Policy
	45	Mandate, Structure and Composition of the Board of Directors
	46	Role and Responsibilities of the Founder and Executive Chairman of the Board and of the President and Chief Executive Officer
	47	Role and Responsibilities of the Lead Director and Standing Committee Chairs
	48	Special Committee of the Board of Directors
	48	Criteria for Tenure on CGI’s Board of Directors
	51	Attendance at Board, Standing Committees and Special Committee Meetings
	51	Share Ownership Guideline for Directors
	53	Availability and Workload
	53	Director Orientation and Continuing Education Program
	55	Nomination Process for the Board of Directors and Executive Officers
	56	Board of Directors Participation in Strategic Planning
	56	Guidelines on Timely Disclosure of Material Information
	57	Codes of Ethics

59	Report of the Audit and Risk Management Committee
	59	External Auditor
		59	Auditor Independence Policy
		59	Performance of Services
		60	Governance Procedures
		60	Management and Committee Responsibilities
		60	Annual External Auditor Assessment
		61	Fees Billed by the External Auditor
	61	Related Party Transactions

61	Other Business to be Transacted at the Annual General and Special Meeting of Shareholders

62	Additional Information

62	Shareholder Proposals

62	Approval by the Directors

63	Appendix A
Stock Options and Share-Based Awards held by Named Executive Officers

65	Appendix B
Stock Options and Share-Based Awards held by Directors

71	Appendix C
Change of Auditor Reporting Package

75	Appendix D
Proposed resolution to approve the Name Change

76	Appendix E
Shareholder Proposals

2018 MANAGEMENT PROXY CIRCULAR

Notice of Annual General and Special Meeting of Shareholders

Date, Time and Place

Notice is hereby given that an Annual General and Special Meeting of Shareholders (the “Meeting”) of CGI Group Inc. (“CGI” or the “Company”) will be held at the Ritz-Carlton Hotel in the Oval Room, 1228 Sherbrooke Street West, in Montréal, Quebec, Canada, on January 30, 2019, at 11:00 a.m. (Eastern Standard Time).

Items of Business

1.	To receive the report of the directors, together with the annual audited consolidated financial statements of the Company and the report of the auditor for the fiscal year ended September 30, 2018;
2.	to elect directors;
3.	to appoint the auditor for the fiscal year of the Company ending September 30, 2019 and authorize the Audit and Risk Management Committee to fix its compensation;
4.

to consider, and if deemed advisable, to approve, by special resolution, the full text of which is provided as Appendix D, an amendment to the articles of the Company to change its name from “CGI GROUP INC. – GROUPE CGI INC.” to “CGI INC.”;

5.

to consider (i) Shareholder Proposal Number Two – Advisory Vote on the Compensation of Senior Executives and (ii) Shareholder Proposal Number Three – Disclosure of Voting Results by Class of Shares – attached as Appendix E; and

6.	to transact such other business as may properly come before the Meeting or any adjournment thereof.

Record Date to Determine Shareholders Eligible to Vote and Attend the Meeting

Only persons shown on the register of shareholders of CGI at the close of business on December 10, 2018, or their proxyholders, will be entitled to attend the Meeting and vote. CGI’s register of shareholders is kept by its transfer agent, Computershare Investor Services Inc.

Proxy Voting

Proxies submitted by mail, phone or internet must be received by Computershare Investor Services Inc. by 11:00 a.m., Eastern Standard Time, on Tuesday, January 29, 2019. Shareholders who miss the phone and internet proxy return deadline may still submit a paper proxy, which must be received by the Corporate Secretary of the Company prior to the Meeting or any adjournment thereof.

We wish to have as many shares as possible represented and voted at the Meeting, and for this reason, if you are unable to attend the Meeting in person, we kindly ask you to (i) if you have requested to receive a paper copy of the current materials, complete and return the form of proxy or voting instruction form in the postage prepaid envelope provided for that purpose, (ii) vote by phone, or (iii) vote using the internet. Instructions on how to vote by phone or by using the internet are provided in CGI’s Management Proxy Circular.

CGI has opted to use the Notice and Access rules adopted by Canadian securities regulators to reduce the volume of paper in the materials distributed for the Meeting. Instead of receiving the enclosed Management Proxy Circular with the form of proxy or voting instruction form, shareholders received a Notice of Meeting with instructions on how to access the remaining Meeting materials online. CGI’s Management Proxy Circular and other relevant materials are available on the internet at www.envisionreports.com/gib2018 or on the Canadian Securities Administrators’ website at www.sedar.com. The Meeting will be broadcast live on the Company’s website at www.cgi.com/investors. The webcast will also be archived on the Company’s website afterwards.

Montréal, Quebec

Dated December 10, 2018

By order of the Board of Directors,

Benoit Dubé

Executive Vice-President, Chief Legal Officer and Corporate Secretary

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Letter to Shareholders

Dear fellow shareholders,

Fiscal 2018 marked another strong year as we continued to successfully implement our Build and Buy profitable growth strategy.

On the “Build” side, we reported eight consecutive quarters of organic growth on a constant currency basis, while we continued to improve our mix of high-quality revenue and maintained our profitability. As the digital needs of customers and citizens around the world drive greater investments in technology across all the industries we serve, we strive for excellence in every aspect of our operations, while providing end-to-end services and solutions tailored to our clients’ needs. Throughout fiscal 2018, we helped our clients integrate our full suite of offerings, from IT and business consulting to systems integration, outsourcing services and intellectual property solutions, and were actively engaged with both the business and IT sides of our clients’ organizations as a long-term partner to support them in achieving their objectives.

On the “Buy” side, several metro-market mergers in Northern Europe, the U.S. Northeast and Canada were successfully completed, adding more than 1,700 talented professionals complementing our expertise in data science and analytics, digital transformation consulting concentrated in the life sciences industry and agile design and development. The combination of our operations with the merged entities further advances CGI’s metro-market proximity model with an objective of accelerating our organic growth in fiscal 2019. As market conditions continue to favour consolidation in response to client demand for global partners, our funnel of potential opportunities is expanding while we maintain the financial flexibility to pursue our strategic goals.

We conduct our ISO 9001-certified operations in accordance with the CGI Management Foundation, which outlines the key strategies and processes that define and guide the management of our relationships with our stakeholders. At CGI, we have integrated the concept of quality into every aspect of the management of the Company and we are proud to continue to operate through a set of best practices and management tools that enable us to deliver in a consistent and successful manner no matter where CGI operates around the world.

Clients are placing a premium on trusted relationships, moving to fewer partners who can consistently deliver with quality and innovation, anywhere they are in the world. CGI is one of the few firms with the scale, reach, capabilities, and commitment to be a partner of choice, both locally and globally. Through our enterprise digital transformation capabilities and industry expertise, we help clients embark on their digital journeys and succeed in becoming customer-centric digital organizations. The market for our services remains strong, and our sustained growth means that we are better placed than at any time in our history to provide innovative services and solutions to our clients through our global reach. Our client proximity model, together with a sharp focus on our vertical markets, allows us to develop a fundamental understanding of our clients’ needs allowing us to develop solutions adapted to their specific business environment. In addition, we have centers strategically located throughout our global operations to optimize delivery of our services. While we operate globally, we remain singularly focused on interacting with our clients locally.

This year, Ms. Heather Munroe-Blum as well as Messrs. Bernard Bourigeaud and Dominic D’Alessandro, our Lead Director, announced that they will not seek reelection as directors of the Company. All three are pioneers of CGI and, on behalf of our professionals and Board of Directors, we thank them warmly for their invaluable advice, counsel and leadership throughout the years, as well as for their remarkable contribution to our success. We also welcome Mses. Alison Reed and Kathy N. Waller, who have extensive experience and expertise in several vertical markets in which CGI operates. They joined CGI’s Board of Directors respectively in November and December 2018 and are nominated for election as directors for the first time. Mses. Reed and Waller will bring key insight to the Company as we continue to pursue our strategic objectives and deliver value to our clients, professionals and shareholders.

We encourage you to read our annual Management’s Discussion and Analysis, annual audited consolidated financial statements, and this Management Proxy Circular to become better acquainted with CGI. We are confident that, as you come to know us, you will appreciate the strength of our commitment to our three stakeholders including you, our shareholders.

2018 MANAGEMENT PROXY CIRCULAR	ii

Letter to Shareholders

Annual General and Special Meeting and Proxy Voting

On behalf of CGI’s Board of Directors, management and members, we invite you to attend the Annual General and Special Meeting of Shareholders that will be held at the Ritz-Carlton Hotel in the Oval Room, 1228 Sherbrooke Street West, Montréal, Quebec, Canada, on January 30, 2019, at 11:00 a.m. (Eastern Standard Time).

The items of business are described in this Notice of Annual General and Special Meeting of Shareholders and Management Proxy Circular.

At the Annual General and Special Meeting of Shareholders, you will have the opportunity to hear CGI’s senior leadership discuss the highlights of our performance in fiscal 2018 and our fiscal 2019 first quarter results. You will also hear about our plans for the future and will have the opportunity to ask any questions you may have about your Company.

If you are unable to attend the meeting, we encourage you to exercise the power of your proxy by voting your shares by mail, by phone or by using the internet as outlined in the enclosed Management Proxy Circular.

Yours sincerely,

Serge Godin

Founder and Executive

Chairman of the Board

iii	2018 MANAGEMENT PROXY CIRCULAR

General Information

This Management Proxy Circular is provided in relation to the solicitation of proxies by the management of CGI Group Inc. (“CGI” or the “Company”) for use at the Annual General and Special Meeting of Shareholders (the “Meeting”) of the Company which will be held on January 30, 2019, and at any adjournment thereof. Unless otherwise indicated, the information provided in this Management Proxy Circular that relates to financial information is provided as at September 30, 2018, all other information is provided as at December 10, 2018, and all currency amounts are shown in Canadian dollars.

Notice and Access

CGI uses the Notice and Access rules adopted by Canadian securities regulators to reduce the volume of paper in the materials distributed for the Annual General and Special Meeting of Shareholders. Instead of receiving this Management Proxy Circular with the form of proxy or voting instruction form, shareholders received a Notice of Meeting with instructions on how to access the remaining materials online. CGI is sending the Notice of Meeting and proxy form directly to registered shareholders, and the Notice of Meeting and voting instruction form directly to non-objecting beneficial owners. CGI intends to pay for intermediaries to deliver the Notice of Meeting and voting instruction form and other materials to objecting beneficial owners.

This Management Proxy Circular and other relevant materials are available on the internet at www.envisionreports.com/gib2018 or on the Canadian Securities Administrators’ website at www.sedar.com. If you would like to receive a paper copy of the materials distributed for the Annual General and Special Meeting of Shareholders by mail, you must request it. Requesting a paper copy is free of charge. Registered shareholders and non-objecting beneficial owners may call toll free at +1-866-962-0498 within North America or +1-514-982-8716 outside North America and enter the control number indicated on the Notice of Meeting to request a paper copy of the materials for the Meeting. Objecting beneficial owners may request a paper copy of the materials by calling Broadridge Investor Communications Corporation toll free at +1-877-907-7643.

To ensure you receive the materials in advance of the voting deadline and Meeting date, all requests must be received no later than January 16, 2019. If you do request a paper copy of the current materials, please note that another voting instruction form or proxy form will not be sent; please retain the one received with the Notice of Meeting for voting purposes.

To obtain a paper copy of the materials after the Meeting date, please contact CGI’s Investor Relations department by sending an e-mail to ir@cgi.com, by visiting the Investors section on the Company’s website at www.cgi.com or as follows:

Investor Relations

CGI Group Inc.

1350 René-Lévesque Blvd. West

15th Floor

Montréal, Quebec

Canada

H3G 1T4

Tel.: +1-514-841-3200

Proxies

Solicitation of Proxies

The solicitation of proxies will be made primarily by mail for registered and beneficial owners and by e-mail for participants in CGI’s Share Purchase Plan. Proxies may also be solicited personally by e-mail or by phone by members of the Company at minimal cost. The Company does not expect to pay any compensation for the solicitation of proxies, but will reimburse brokers and other persons holding shares for reasonable expenses for sending proxy materials to beneficial owners in order to obtain voting instructions.

The persons whose appointment to act under the form of proxy solicited by the management of the Company are all directors of the Company.

In order to be voted at the Meeting, a proxy must be received by the Corporate Secretary of the Company prior to the Meeting or any adjournment thereof.

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General Information

The persons whose names are printed on the form of proxy will vote all the shares in respect of which they are appointed to act in accordance with the instructions given on the form of proxy. In the absence of a specified choice in relation to any matter to be voted on at the Meeting, or if more than one choice is indicated, the shares represented by the form of proxy will be voted:

FOR the election as directors of the fourteen persons nominated in this Management Proxy Circular;

FOR the appointment of PricewaterhouseCoopers LLP as auditor;

FOR the amendment to the articles of the Company to change its name from “CGI GROUP INC. – GROUPE CGI INC.” to “CGI INC.”;

AGAINST Shareholder Proposal Number Two – Advisory Vote on the Compensation of Senior Executives; and

AGAINST Shareholder Proposal Number Three – Disclosure of Voting Results by Class of Shares.

Every proxy given to any person in the form of proxy that accompanies the Notice of Meeting will confer discretionary authority with respect to amendments or variations to the items of business identified in the Notice of Meeting and with respect to any other matters that may properly come before the Meeting.

Appointment and Revocation of Proxies

Every shareholder has the right to appoint a person to act on his or her behalf at the Meeting other than the persons whose names are printed in the form of proxy that accompanies the Notice of Meeting. To exercise this right, the shareholder should insert the nominee’s name in the space provided for that purpose in the form of proxy or prepare another proxy in proper form appointing the nominee. The paper form of proxy or voting using the internet are the only voting options for shareholders who wish to appoint a person as proxy other than the nominees named on the form of proxy.

A proxy may be revoked at any time by the person giving it to the extent that it has not yet been exercised. A proxy may be revoked by filing a written notice with the Corporate Secretary of the Company. The powers of the proxyholders may also be revoked if the shareholder attends the Meeting in person and so requests.

How to Vote

Only persons shown on the register of shareholders at the close of business on Monday, December 10, 2018, or their proxyholders, will be entitled to attend the Meeting and vote. The register of holders of Class A subordinate voting shares and Class B shares are kept by CGI’s transfer agent, Computershare Investor Services Inc.

Voting by Registered Shareholders

Registered shareholders, rather than returning the form of proxy by mail or hand delivery, may vote by phone or by using the internet. Proxies submitted by mail, phone or internet must be received by Computershare Investor Services Inc. by 11:00 a.m., Eastern Standard Time, on Tuesday, January 29, 2019. Shareholders who miss the phone and internet proxy return deadline may still submit a paper proxy, which must be received by the Corporate Secretary of the Company prior to the Meeting or any adjournment thereof.

Voting by Phone

If a shareholder wishes to vote by phone, a touch-tone phone must be used to transmit voting preferences to a toll free number. Shareholders must follow the instructions of the voice response system and refer to the form of proxy they received in the mail, which provides the toll free number, the holder account number and the proxy control number on the front side of the proxy form.

Voting Using the Internet

If a shareholder elects to vote using the internet, the shareholder must access the following website: www.investorvote.com. Shareholders must follow the instructions that appear on the screen and refer to the form of proxy they received in the mail which provides the holder account number and the proxy control number on the front side of the proxy form.

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General Information

Voting by Non-Registered Shareholders

Non-registered shareholders or “beneficial owners” are holders whose shares are held on their behalf through a “nominee” such as a bank, a trust company, a securities broker or other financial institution. Most of CGI’s shareholders hold their shares in this way. Non-registered shareholders must seek instructions from their nominees as to how to complete their voting instruction form if they wish to vote their shares themselves. Non-registered shareholders who received or who were given access to this Management Proxy Circular in a mailing from their nominee must adhere to the voting instructions provided to them by their nominee.

Since CGI’s registrar and transfer agent, Computershare Investor Services Inc., may not have a complete record of the names of the Company’s non-registered shareholders, the transfer agent may not have knowledge of a non-registered shareholder’s right to vote, unless the nominee has appointed the non-registered shareholder as proxyholder. Non-registered shareholders who wish to vote in person at the Meeting must insert their own name in the space provided on the voting instruction form and adhere to the signing and return instructions provided by their nominee. By doing so, non-registered shareholders are instructing their nominee to appoint them as proxyholder.

Voting Shares and Principal Holders of Voting Shares

The Company’s authorized share capital consists of an unlimited number of First Preferred Shares, issuable in series, an unlimited number of Second Preferred Shares, issuable in series, an unlimited number of Class A subordinate voting shares and an unlimited number of Class B shares (multiple voting), all without par value, of which, as at December 10, 2018, 248,141,167 Class A subordinate voting shares and 28,945,706 Class B shares were issued and outstanding.

The following summary of the material features of the Company’s authorized share capital is given subject to the detailed provisions of its articles.

Class A Subordinate Voting Shares and Class B Shares

Voting Rights

The holders of Class A subordinate voting shares are entitled to one vote per share and the holders of Class B shares are entitled to ten votes per share. As at December 10, 2018, 46.16% and 53.84% of the aggregate voting rights were attached to the outstanding Class A subordinate voting shares and Class B shares, respectively.

Subdivision or Consolidation

The Class A subordinate voting shares or Class B shares may not be subdivided or consolidated unless simultaneously the Class B shares and the Class A subordinate voting shares are subdivided or consolidated in the same manner and in such an event, the rights, privileges, restrictions and conditions then attaching to the Class A subordinate voting shares and Class B shares shall also attach to the Class A subordinate voting shares and Class B shares as subdivided or consolidated.

Rights upon Liquidation

Upon liquidation or dissolution of the Company or any other distribution of its assets among its shareholders for the purposes of winding up its affairs, all the assets of the Company available for payment or distribution to the holders of Class A subordinate voting shares and holders of Class B shares will be paid or distributed equally, share for share.

Conversion Rights of Class A Subordinate Voting Shares in Specific Circumstances

Subject to what is hereinafter set out, if a take-over bid or exchange bid or an issuer bid, other than an exempt bid (as defined in the articles of the Company), for the Class B shares is made to the holders of Class B shares without being made simultaneously and on the same terms and conditions to the holders of Class A subordinate voting shares, each Class A subordinate voting share shall become convertible into one Class B share, from the date the offer is made, at the holder’s option, in order to entitle the holder to accept the offer. However, this right of conversion shall be deemed not to come into effect if the offer is not completed by its offeror or if the offer is rejected by one or several of the senior executives and full-time employees of the Company or its subsidiaries and any corporate entity under their control, who are, as a group, owners, directly or indirectly, in any manner whatsoever, of more than 50% of the outstanding Class B shares.

The articles of the Company contain a complete description of the types of bids giving rise to the rights of conversion, provide certain procedures to be followed to perform the conversion and stipulate that upon such a bid, the Company or the transfer agent will communicate in writing to the holders of Class A subordinate voting shares full details as to the bid and the manner of exercising the right of conversion.

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General Information

Conversion of Class B Shares

Each Class B share may, from time to time, at the holder’s option, be converted into one Class A subordinate voting share.

Issue of Class B Shares

The Company’s articles provide for pre-emptive rights in favour of holders of Class B shares. Therefore, the Company may not issue Class A subordinate voting shares or securities convertible into Class A subordinate voting shares without offering, in the manner determined by the Board of Directors, to each holder of Class B shares, pro rata to the number of Class B shares it holds, the right to subscribe concurrently with the issue of Class A subordinate voting shares or of securities convertible into Class A subordinate voting shares, as the case may be, an aggregate number of Class B shares or securities convertible into Class B shares, as the case may be, sufficient to fully maintain its proportion of voting rights associated with the Class B shares. The consideration to be paid for the issuance of each Class B share or security convertible into Class B shares, as the case may be, shall be equal to the issue price of each Class A subordinate voting share or security convertible into Class A subordinate voting shares then issued.

The pre-emptive rights do not apply in the case of the issuance of Class A subordinate voting shares or securities convertible into Class A subordinate voting shares:

•	in payment of stock dividends;

•	pursuant to the stock option plans or share purchase plans of the Company;

•	further to the conversion of Class B shares into Class A subordinate voting shares pursuant to the articles of the Company; or

•	further to the exercise of the conversion, exchange or acquisition rights attached to securities convertible into Class A subordinate voting shares.

Any holder of Class B shares may assign its pre-emptive rights to other holders of Class B shares.

Dividends

The Class A subordinate voting shares and Class B shares participate equally, share for share, in any dividend which may be declared, paid or set aside for payment thereon. In fiscal 2018, considering, among other matters, the needs for reinvestment in the Company’s operations, the scope of investment projects, the repayment of the Company’s debt, and the repurchase of outstanding Class A subordinate voting shares under the Company’s Normal Course Issuer Bid (“NCIB”), the Board of Directors determined that the Company, in keeping with its long-standing practice, would not pay a dividend. The Board of Directors re-evaluates the Company’s dividend policy annually.

Amendments

The rights, privileges, conditions and restrictions attaching to the Class A subordinate voting shares or Class B shares may respectively be amended if the amendment is authorized by at least two-thirds of the votes cast at a meeting of holders of Class A subordinate voting shares and Class B shares duly convened for that purpose. However, if the holders of Class A subordinate voting shares as a class or the holders of Class B shares as a class were to be affected in a manner different from that of the other classes of shares, such amendment would, in addition, have to be authorized by at least two-thirds of the votes cast at a meeting of holders of shares of the class of shares so affected in a different manner.

Rank

Except as otherwise provided hereinabove, each Class A subordinate voting share and each Class B share carry the same rights, rank equally in all respects and are to be treated by the Company as if they constituted shares of a single class.

First Preferred Shares

The First Preferred Shares may be issued from time to time in one or more series and the Board of Directors of the Company has the right to determine, by resolution, the designation, rights, privileges, restrictions and conditions attaching to each series. The First Preferred Shares of each series rank equal to the First Preferred Shares of all other series and rank prior to the Second Preferred Shares, the Class A subordinate voting shares and Class B shares with respect to payment of dividends and repayment of capital. The holders of First Preferred Shares are entitled to receive notice of and attend any shareholders’ meetings and are entitled to one vote per share. As at December 10, 2018, no First Preferred Shares were outstanding.

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General Information

Second Preferred Shares

The Second Preferred Shares may be issued from time to time in one or more series and the Board of Directors has the right to determine, by resolution, the designation, rights, privileges, restrictions and conditions attaching to each series. The Second Preferred Shares of each series rank equal to all other Second Preferred Shares of all other series and rank after the First Preferred Shares, but prior to the Class A subordinate voting shares and Class B shares with respect to payment of dividends and repayment of capital. The Second Preferred Shares are non-voting. As at December 10, 2018, no Second Preferred Shares were outstanding.

Normal Course Issuer Bid

On January 31, 2018, the Board of Directors authorized and subsequently received the approval from the Toronto Stock Exchange (“TSX”) for the renewal of its NCIB and the purchase for cancellation of up to 10% of the public float of the Company’s Class A subordinate voting shares as at January 24, 2018. The current NCIB enables the Company to purchase on the open market through the facilities of the TSX and the New York Stock Exchange (“NYSE”) and through alternative trading systems, as well as outside the facilities of the TSX by private agreements pursuant to exemption orders issued by securities regulators, up to 20,595,539 Class A subordinate voting shares for cancellation. As at January 24, 2018, there were 255,096,887 Class A subordinate voting shares of the Company outstanding of which approximately 81% were widely held. The Company was authorized to purchase Class A subordinate voting shares under the current NCIB commencing on February 6, 2018 and may continue to do so until February 5, 2019, or until such earlier date when the Company will either have acquired the maximum number of Class A subordinate voting shares allowable under the NCIB or elected to terminate the NCIB.

As at December 10, 2018, the Company had purchased for cancellation 13,201,679 Class A subordinate voting shares under its NCIB for approximately $1,028 million at a weighted average price of $77.92 per share. The purchased shares include 3,230,450 Class A subordinate voting shares purchased for cancellation on February 26, 2018 from Mr. Serge Godin, Founder and Executive Chairman of the Board, for a cash consideration of approximately $231.4 million and 3,634,729 Class A subordinate voting shares purchased for cancellation on May 8, 2018 from Caisse de dépôt et placement du Québec for a cash consideration of $272.8 million, both by way of private agreements. The purchase from Mr. Godin was recommended by an independent committee of the Board of Directors of the Company following the receipt of an external opinion regarding the reasonableness of the terms of the transaction (see the heading Special Committee of the Board of Directors later in this document for a description of the mandate of the independent committee). A favourable decision was obtained from the Quebec securities regulator to exempt the Company from issuer bid requirements in the case of both purchases and both of them are considered within the annual aggregate limit that the Company is entitled to purchase under its current NCIB. A copy of the Company’s Notice of Intention relating to its NCIB may be obtained free of charge from CGI’s Investor Relations department. See the heading Additional Information at the end of this document.

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General Information

Principal Holders of Class A Subordinate Voting Shares and Class B Shares

As at December 10, 2018, to the knowledge of the directors and executive officers of the Company, the only persons who beneficially owned, directly or indirectly, or exercised control or direction over 10% or more of CGI’s outstanding Class A subordinate voting shares or Class B shares were Messrs. Serge Godin and André Imbeau and Caisse de dépôt et placement du Québec. Their holdings are set out in the tables that follow.

Name	Shares – Class “A”		Shares – Class “B”		Shares – Class “A” and “B”
	Number	%	Number	%	Total % of Equity	Total Number of Votes	Total % of Votes
Serge Godin	255,989	0.10%			0.09%	478,906	0.09%
			25,545,706	88.25%	9.22%	255,457,060	47.52%
Total	255,989	0.10%	25,545,706	88.25%	9.31%	255,935,966	47.61%

Name	Shares – Class “A”		Shares – Class “B”		Shares – Class “A” and “B”
	Number	%	Number	%	Total % of Equity	Total Number of Votes	Total % of Votes
André Imbeau	30,091	0.01%			0.01%	30,091	0.01%
			3,400,000	11.75%	1.23%	34,000,000	6.32%
Total	30,091	0.01%	3,400,000	11.75%	1.24%	34,030,091	6.33%

Name	Shares – Class “A”		Shares – Class “B”		Shares – Class “A” and “B”
	Number	%	Number	%	Total % of Equity	Total Number of Votes	Total % of Votes
Caisse de dépôt et placement du Québec	42,572,566	17.16%			15.36%	42,572,566	7.92%
			–	–	–	–	–
Total	42,572,566	17.16%	–	–	15.36%	42,572,566	7.92%

CGI’s Investor Relations department regularly surveys the Company’s largest institutional shareholders. The following table sets out, as at December 10, 2018, the top ten institutional holders of CGI’s Class A subordinate voting shares, based on the shareholder identification data available to the Company.

Name	Shares – Class “A”		Shares – Class “B”		Shares – Class “A” and “B”
	Number	%	Number	%	Total % of Equity	Total Number of Votes	Total % of Votes
Caisse de dépôt et placement du Québec	42,572,566	17.16%	–	–	15.36%	42,572,566	7.92%
BlackRock Asset Management Canada Limited	12,580,000	5.07%	–	–	4.54%	12,580,000	2.34%
Fidelity Investments Canada ULC	12,260,000	4.94%	–	–	4.42%	12,260,000	2.28%
Invesco Advisers, Inc.	9,662,819	3.89%	–	–	3.49%	9,662,819	1.80%
Jarislowsky Fraser, Ltd.	7,723,272	3.11%	–	–	2.79%	7,723,272	1.44%
The Vanguard Group, Inc.	6,614,435	2.67%	–	–	2.39%	6,614,435	1.23%
Connor, Clark & Lunn Investment Management Ltd.	4,450,000	1.79%	–	–	1.61%	4,450,000	0.83%
Manulife Asset Management Limited	3,200,000	1.29%	–	–	1.15%	3,200,000	0.60%
CIBC World Markets Inc.	2,958,486	1.19%	–	–	1.07%	2,958,486	0.55%
BMO Asset Management Inc.	2,780,000	1.12%	–	–	1.00%	2,780,000	0.52%

As at December 10, 2018, the directors and executive officers of the Company, as a group, beneficially owned, directly or indirectly, or exercised control or direction over, 1,918,076 Class A subordinate voting shares and 28,945,706 Class B shares representing respectively approximately 0.77% of the issued and outstanding Class A subordinate voting shares and 100% of the issued and outstanding Class B shares.

6	2018 MANAGEMENT PROXY CIRCULAR

Business to be Transacted at the Meeting

The following items of business will be presented to the shareholders at the Meeting:

1.	Presentation of the Annual Audited Consolidated Financial Statements

The annual audited consolidated financial statements of the Company for the fiscal year ended September 30, 2018 and the report of the auditor will be placed before the Meeting. The annual audited consolidated financial statements were mailed with the Notice of Meeting to shareholders who requested them. Copies of the annual audited consolidated financial statements of the Company for the fiscal year ended September 30, 2018 may be obtained from the Company upon request and will be available at the Meeting.

2.	Election of Directors

Fourteen directors are to be elected to hold office until the close of the next Annual General Meeting of Shareholders or until such director’s resignation, unless the office is earlier vacated. Each of the fourteen persons presented in this Management Proxy Circular is nominated for election as a director of the Company and each nominee has agreed to serve as a director if elected.

The persons named as proxies in the proxy form intend to cast the votes represented by proxy at the Meeting FOR the election as directors of the fourteen persons nominated in this Management Proxy Circular unless shareholders direct otherwise.

3.	Appointment of Auditor

The Board of Directors recommends that PricewaterhouseCoopers LLP be appointed as the auditor of the Company to hold office until the next Annual General Meeting of Shareholders or until its successor is appointed. PricewaterhouseCoopers LLP is proposed to replace Ernst & Young LLP as the Company’s auditor.

This recommendation follows a comprehensive selection process overseen by the Company’s Audit and Risk Management Committee. As a result of that process, after a careful review of the proposals received and due consideration of relevant factors, the Audit and Risk Management Committee recommended to the Board of Directors the appointment of PricewaterhouseCoopers LLP as auditor for the fiscal year ending on September 30, 2019. The recommendation to appoint a new auditor is in line with governance best practices to periodically rotate this function, ensuring the continuity of independence and transparency for the Company’s shareholders.

Attached as Appendix C to this Management Proxy Circular are copies of documents relating to the change of auditor required to be included herein by securities regulators, including the notice of change of auditor and the confirmation letters received from Ernst & Young LLP and PricewaterhouseCoopers LLP. As indicated in the notice of change of auditor, there are no reportable events (as such term is defined in National Instrument 51-102 – Continuous Disclosure Obligations), including disagreements, unresolved issues and consultations.

The persons named as proxies in the proxy form intend to cast the votes represented by proxy at the Meeting FOR the appointment of PricewaterhouseCoopers LLP as auditor and to vote to authorize the Audit and Risk Management Committee to fix the compensation of the auditor unless shareholders direct otherwise.

4.	Name Change

The shareholders will be asked to consider and, if deemed advisable, to approve, by special resolution, an amendment to the articles of the Company to change its name from “CGI GROUP INC. – GROUPE CGI INC.” to “CGI INC.” (the “Name Change”). Management expects that, if approved, the Name Change will be effective as of January 30, 2019. We believe that as the Company is focused on providing high-end information technology and business consulting services and solutions, the Name Change is consistent with and strengthens its position as a market leader in this area. “CGI” is a registered trademark of the Company in several jurisdictions, including in Canada, the United States and Europe.

The Name Change will not, by itself, affect any of the rights of the shareholders of the Company. The Company has obtained the conditional approval of the TSX for the Name Change. Following the Name Change, share certificates of the

2018 MANAGEMENT PROXY CIRCULAR	7

Business to be Transacted at the Meeting

Company bearing the name “CGI GROUP INC. – GROUPE CGI INC.” will remain valid until replaced on transfer and registered shareholders will not be required to surrender and exchange their share certificates for share certificates bearing the name “CGI INC.”. Non-registered shareholders or beneficial owners of shares will not be required to take any action. No change in the stock symbol of the Company will be effected either. The Class A subordinate voting shares will continue to trade under the symbol GIB.A on the TSX and under the symbol GIB on the NYSE.

Approval of the special resolution requires confirmation by at least two thirds of the votes cast at the Meeting by holders of Class A subordinate voting shares and Class B shares (multiple voting) voting together. The text of the special resolution is provided as Appendix D.

The persons named as proxies in the proxy form intend to cast the votes represented by proxy at the Meeting FOR the Name Change and approval of the special resolution unless shareholders direct otherwise.

5.	Shareholder Proposals

Three shareholder proposals were submitted by the Mouvement d’éducation et de défense des actionnaires (“MÉDAC”). MÉDAC is a not-for-profit company whose registered office is located at 82 Sherbrooke Street West, Montréal, Quebec, Canada, H2X 1X3, holding 55 Class A subordinate voting shares that were acquired on February 19, 2014.

The three proposals are enclosed as Appendix E hereto, along with the responses of CGI’s Board of Directors. However, in light of the measures already put in place by the Company with respect to the inclusion of environmental, social and governance criteria in establishing executive compensation, it was mutually agreed with MÉDAC not to present Shareholder Proposal Number One for a vote at the Meeting. Consequently only Shareholder Proposal Number Two on the advisory vote on the compensation of senior executives and Shareholder Proposal Number Three on the disclosure of voting results by class of shares will be presented at the Meeting for a vote.

The persons named as proxies in the proxy form intend to cast the votes represented by proxy at the Meeting AGAINST the adoption of Shareholder Proposal Number Two and of Shareholder Proposal Number Three attached as Appendix E, unless shareholders direct otherwise.

8	2018 MANAGEMENT PROXY CIRCULAR

Nominees for Election as Directors

The persons whose names are printed in the form of proxy intend to vote for the election as directors of the proposed nominees whose names are set forth in the following pages. Each director elected will hold office until the next Annual General Meeting of Shareholders or until such director’s resignation, unless the office is earlier vacated.

The information below lists the name of each candidate proposed by the Board of Directors, on the recommendation of the Corporate Governance Committee, for election as a director; whether the candidate has been determined by the Board of Directors to be independent of, or related to, the Company; whether the candidate complies with the Company’s share ownership guideline; the candidate’s age; the principal occupation of the candidate; the municipality, province or state, and country of residence of the candidate; the year when the candidate first became a director, if currently a director; the voting results for the candidate in the previous year’s election; the standing committee memberships of the candidate; the skills the candidate brings to the Board of Directors based on the Board of Directors’ skills matrix; the number of shares of the Company beneficially owned, directly or indirectly, or over which control or direction is exercised; the number of Deferred Stock Units (“DSUs”) of the Company held (see the heading Deferred Stock Units Plan and Deferred Stock Units Granted to Directors later in this document); the number of stock options of the Company held (see the heading Share Option Plan later in this document); the number of Performance Share Units (“PSUs”) of the Company held (see the heading Performance Share Unit Plans later in this document); as well as current and previous directorships.

Information relating to shares, DSUs, stock options and PSUs beneficially owned, or over which control or direction is exercised, is provided as at December 10, 2018.

Alain Bouchard Lorraine, Quebec, Canada Director since: 2013 Age: 69 Independent director, complies with the share ownership guideline

Mr. Bouchard is the Founder and Executive Chairman of the Board of Alimentation Couche-Tard Inc., a position he has occupied since he ceased acting as President and Chief Executive Officer in 2014 after having served in such capacity for 25 years. Mr. Bouchard was one of the founders of Alimentation Couche-Tard Inc. in 1980 and has been instrumental in its growth. Alimentation Couche-Tard Inc. is the largest independent convenience store operator in North America in terms of number of company-operated stores and comprises a network of more than 16,000 convenience stores in Canada, the United States, Europe, and sixteen other countries and territories. Mr. Bouchard was named an Officer of the Order of Canada and an Officer of the Ordre national du Québec. He holds an honorary Doctorate degree in Consumer Sciences from Université Laval in Québec City.

Chair of the Human Resources Committee

Class A subordinate voting shares: 17,500 (*)

Deferred Stock Units: 16,541 (+)

Stock options: 21,151 (‡)

2018 votes in favour: 99.5%

Operational Literacy				Governance Risk and Compliance
Executive	Consulting Services and			Financial Literacy			Governance and Human
Leadership	IT Industry	Geography	Vertical market	Finance	Accounting	Risk	Resources
✓		Global	Manufacturing, retail and distribution	✓	✓	✓	✓

2018 MANAGEMENT PROXY CIRCULAR	9

Nominees for Election as Directors

Paule Doré Outremont, Quebec, Canada Director since: 1995 Age: 67 Independent director, complies with the share ownership guideline

Ms. Doré is a corporate director. She joined CGI in 1990 and served in a number of roles, including as Executive Vice-President and Chief Corporate Officer when she retired in 2006. Ms. Doré has served on the board of directors of other publicly listed companies, including Ault Food Limited, AXA Canada, Groupe Covitec Inc., Groupe Laperrière & Verreault Inc. and Cogeco Inc. Ms. Doré currently serves as a director of Héroux-Devtek Inc. and of the Institute for the Governance of Public and Private Organizations (IGOPP). She holds an honorary Doctorate degree in Philosophy from the Dominican University College in Ottawa.

Chair of the Corporate Governance Committee

Class A subordinate voting shares: 74,274 (*)

Deferred Stock Units: 11,175(+)

Stock options: 625 (‡)

2018 votes in favour: 99.0%

Operational Literacy				Governance Risk and Compliance
Executive	Consulting Services and			Financial Literacy			Governance and Human
Leadership	IT Industry	Geography	Vertical market	Finance	Accounting	Risk	Resources
✓	✓	Global	Multiple vertical markets	✓	✓	✓	✓

Richard B. Evans San Francisco, California, USA Director since: 2009 Age: 71 Independent director, complies with the share ownership guideline

Mr. Evans is a corporate director. Prior to his retirement in 2009, he was an Executive Director of London-based Rio Tinto plc and Melbourne-based Rio Tinto Ltd. He also served as Chief Executive Officer of Rio Tinto Alcan Inc. and President and Chief Executive Officer of Alcan Inc. until its acquisition by Rio Tinto plc in 2007. Mr. Evans has served on the board of directors of other publicly listed companies, including Tyhee Gold Corp., Resolute Forest Products Inc. and Noranda Aluminum Holding Corp. He currently serves as a director and Chairman of the board of directors of Constellium N.V. He holds a Bachelor’s degree in engineering from Oregon State University and a Master’s degree in Management from Stanford University Graduate School of Business.

Member of the Audit and Risk Management Committee

Class A subordinate voting shares: 10,000 (*)

Deferred Stock Units: 29,360 (+)

Stock options: 51,635 (‡)

2018 votes in favour: 99.8%

Operational Literacy				Governance Risk and Compliance
Executive	Consulting Services and			Financial Literacy			Governance and Human
Leadership	IT Industry	Geography	Vertical market	Finance	Accounting	Risk	Resources
✓		Global	Multiple vertical markets	✓	✓	✓	✓

10	2018 MANAGEMENT PROXY CIRCULAR

Nominees for Election as Directors

Julie Godin Verdun (Nuns’ Island), Quebec, Canada Director since: 2013 Age: 43 Director related to CGI, complies with the share ownership guideline

Ms. Godin is Vice-Chair of the Board, Executive Vice-President, and Chief Planning and Administration Officer of CGI. In this role, she oversees the development of enterprise-wide policies, programs and processes related to the management of the Company and their consistent and high-quality application across all CGI business units. Ms. Godin is responsible for ensuring the continuous development of CGI’s 74,000 professionals and for upholding CGI’s industry-leading track record of delivery excellence for its end-to-end services to commercial and government clients around the world. She also directs the development and execution of the Company’s global strategy, oversees the full spectrum of CGI’s security activities, drives forward the Company’s global communications strategies and activities, and leads mergers and acquisitions activity worldwide. Before joining CGI, Ms. Godin founded Oxygen Corporate Health, a company that manages comprehensive health and wellbeing programs in the workplace, and which merged with CGI. Ms. Godin currently serves as a director of Canadian National Railway Company. She holds a Bachelor of Arts degree from Université de Sherbrooke.

Vice-Chair of the Board, Executive Vice-President, and Chief Planning and Administration Officer

Class A subordinate voting shares: 7,610 (*)

Stock options: 276,696 (‡)

Performance Share Units: 11,856 (§)

2018 votes in favour: 98.3%

Operational Literacy				Governance Risk and Compliance
Executive	Consulting Services and			Financial Literacy			Governance and Human
Leadership	IT Industry	Geography	Vertical market	Finance	Accounting	Risk	Resources
✓	✓	Global	Multiple vertical markets	✓	✓	✓	✓

Serge Godin Westmount, Quebec, Canada Director since: 1976 Age: 69 Director related to CGI, complies with the share ownership guideline

Mr. Godin is the Founder and Executive Chairman of the Board of CGI. Under Mr. Godin’s leadership, CGI has grown into one of the largest independent information technology and business process services firms in the world. Mr. Godin is a member of the Order of Canada and the Ordre national du Québec. In 2008, he was inducted into the Canadian Business Hall of Fame. In 2011, Mr. Godin was named an Honorary Associate by the Conference Board du Canada. In 2015, he became a lifelong member of the Horatio Alger Association. In 2016, he was promoted to Officer of the Order of Canada for his information technology sector and philanthropic contributions. Mr. Godin was also awarded an honorary Doctorate degree from ÉTS (École de technologie supérieure), an honorary Doctorate degree in Law from York University and Concordia University, an honorary Management degree from HEC Montréal and an honorary Doctorate degree in Administrative Sciences from Université Laval. Mr. Godin owns a majority interest in CGI’s Class B shares (see Principal Holders of Class A Subordinate Voting Shares and Class B Shares earlier in this document).

Founder and Executive Chairman of the Board

Class A subordinate voting shares: 255,989 (*)

Class B shares: 25,545,706 (*)

Stock options: 10,000 (‡)

Performance Share Units: 334,457 (§)

2018 votes in favour: 98.8%

Operational Literacy				Governance Risk and Compliance
Executive	Consulting Services and			Financial Literacy			Governance and Human
Leadership	IT Industry	Geography	Vertical market	Finance	Accounting	Risk	Resources
✓	✓	Global	Multiple vertical markets	✓	✓	✓	✓

2018 MANAGEMENT PROXY CIRCULAR	11

Nominees for Election as Directors

Timothy J. Hearn Calgary, Alberta, Canada Director since: 2015 Age: 74 Independent director, complies with the share ownership guideline

Mr. Hearn is a corporate director. Prior to his retirement in 2008, he was Chairman and Chief Executive Officer of Imperial Oil Limited. Mr. Hearn has over 40 years of experience in the oil and gas industry and has, in the course of his career, held executive leadership positions in Canada and abroad. He spent, among others, ten years at Exxon Mobil Corporation heading global businesses while living in the United States and Asia. He served on the board of directors of other publicly listed issuers, including Imperial Oil Limited, Royal Bank of Canada and ARC Resources Ltd. Mr. Hearn currently serves as Chairman of Hearn and Associates Inc., a consulting, investment management and philanthropic organization. He holds a Bachelor of Science degree from University of Manitoba.

Member of the Human Resources Committee and of the Corporate Governance Committee

Class A subordinate voting shares: 27,000 (*)

Deferred Stock Units: 5,916 (+)

Stock Options: 4,697 (‡)

2018 votes in favour: 99.8%

Operational Literacy				Governance Risk and Compliance
Executive	Consulting Services and			Financial Literacy			Governance and Human
Leadership	IT Industry	Geography	Vertical market	Finance	Accounting	Risk	Resources
✓		Global	Manufacturing, retail and distribution	✓	✓	✓	✓

André Imbeau Beloeil, Quebec, Canada Director since: 1976 Age: 69 Director related to CGI, complies with the share ownership guideline

Mr. Imbeau is the Founder and Advisor to the Executive Chairman of the Board of CGI. He co-founded CGI with Mr. Serge Godin in 1976 and was, until 2006, Executive Vice-President and Chief Financial Officer and, until 2015, Founder, Vice-Chairman of the Board and Corporate Secretary of the Company. Mr. Imbeau’s financial and operational expertise and deep understanding of CGI’s operations enables him to provide valuable insight to management and the Board of Directors. Mr. Imbeau holds an interest in the Company’s Class B shares (see the heading Principal Holders of Class A Subordinate Voting Shares and Class B Shares earlier in this document).

Founder and Advisor to the Executive Chairman of the Board

Class A subordinate voting shares: 30,091 (*)

Class B shares: 3,400,000 (*)

Stock options: 69,049 (‡)

2018 votes in favour: 98.4%

Operational Literacy				Governance Risk and Compliance
Executive	Consulting Services and			Financial Literacy			Governance and Human
Leadership	IT Industry	Geography	Vertical market	Finance	Accounting	Risk	Resources
✓	✓	Global	Multiple vertical markets	✓	✓	✓	✓

12	2018 MANAGEMENT PROXY CIRCULAR

Nominees for Election as Directors

Gilles Labbé Montréal, Quebec, Canada Director since: 2010 Age: 62 Independent director, complies with the share ownership guideline

Mr. Labbé is the President and Chief Executive Officer of Héroux-Devtek Inc., an international company specializing in the design, development, manufacture, repair, and overhaul of landing gear systems and components for the aerospace market, since the acquisition of Devtek Corporation by Héroux Inc. in 2000. Previously, Mr. Labbé was the President and Chief Executive Officer of Héroux Inc. since 1989. Mr. Labbé also currently serves as a director of Héroux-Devtek Inc. He holds a Bachelor of Business Administration degree from the Université de Montréal and is a Fellow Chartered Professional Accountant (FCPA, FCA).

Chair of the Audit and Risk Management Committee

Class A subordinate voting shares: 15,000 (*)

Deferred Stock Units: 25,133 (+)

Stock options: 45,024 (‡)

2018 votes in favour: 99.8%

Operational Literacy				Governance Risk and Compliance
Executive	Consulting Services and			Financial Literacy			Governance and Human
Leadership	IT Industry	Geography	Vertical market	Finance	Accounting	Risk	Resources
✓	✓	Global	Manufacturing, retail and distribution	✓	✓	✓	✓

Michael B. Pedersen Toronto, Ontario, Canada Director since: 2017 Age: 58 Independent director, complies with the share ownership guideline

Mr. Pedersen is a corporate director. Prior to his retirement in June 2018, he was Special Advisor to the Chief Executive Officer of The Toronto-Dominion Bank since June 2017 and Group Head, U.S. Banking of The Toronto-Dominion Bank as well as President and Chief Executive Officer and a director of TD Bank US Holding Company, TD Bank, N.A. and TD Bank USA, N.A. from 2013 to 2017, where he was responsible for leading the bank’s retail and commercial banking operations in the United States. Prior to joining TD Bank Group in 2007, Mr. Pedersen worked at Barclays plc in the United Kingdom where he was responsible for three global businesses and prior to that he worked at CIBC where he held senior executive roles in retail and business banking. Mr. Pedersen served as Chairman of the Canadian Bankers Association and currently serves as Chairman of the board of directors of the Business Development Bank of Canada. Mr. Pedersen holds a Bachelor of Commerce degree from the University of British Columbia and a Master’s degree in Industrial Relations from the University of Toronto.

Member of the Audit and Risk Management Committee

Class A subordinate voting shares: 13,000

Deferred Stock Units: 3,983 (+)

2018 votes in favour: 99.9%

Operational Literacy				Governance Risk and Compliance
Executive	Consulting Services and			Financial Literacy			Governance and Human
Leadership	IT Industry	Geography	Vertical market	Finance	Accounting	Risk	Resources
✓		Global	Financial services	✓	✓	✓	✓

2018 MANAGEMENT PROXY CIRCULAR	13

Nominees for Election as Directors

Alison Reed London, United Kingdom Director since: 2018 Age: 61 Independent director, complies with the share ownership guideline

Ms. Reed is a corporate director. She previously held senior management roles at Marks and Spencer plc where she spent more than 20 years, including as Chief Financial Officer from 2001 to 2005, and at Standard Life Assurance Company and Standard Life plc, where she served as Chief Financial Officer from 2005 to 2006 and led the company’s listing on the London Stock Exchange. Ms. Reed has served on the board of directors of several companies, including Darty plc and HSBC Bank plc. She currently serves as Deputy Chairman of British Airways plc and as a director of NewDay Ltd. Ms. Reed holds a Bachelor of Arts degree from Exeter University and is a Chartered Accountant.

Member of the Board of Directors

New candidate for election as director

Operational Literacy				Governance Risk and Compliance
Executive	Consulting Services and			Financial Literacy			Governance and Human
Leadership	IT Industry	Geography	Vertical market	Finance	Accounting	Risk	Resources
✓		Global	Multiple vertical markets	✓	✓	✓	✓

Michael E. Roach Montréal, Quebec, Canada Director since: 2006 Age: 66 Director related to CGI, complies with the share ownership guideline

Mr. Roach is a corporate director. He joined CGI in a senior management position in 1998, from a major telecommunications company where he held a number of leadership positions. He served as President and Chief Operating Officer of CGI from 2002 to 2006 and as President and Chief Executive Officer from 2006 until his retirement in 2016. He was recognized as the “Most Innovative Chief Executive Officer” of 2014 by the Canadian Business magazine. Mr. Roach currently serves as Chairman of the board of directors of Interac Corp. and is a director of CAE Inc. He holds a Bachelor of Arts degree in Economics and Political Science, as well as an honorary Doctorate degree in Business Administration from Laurentian University.

Member of the Board of Directors

Class A subordinate voting shares: 1,172,335 (*)

Deferred Stock Units: 2,984 (+)

2018 votes in favour: 98.9%

Operational Literacy				Governance Risk and Compliance
Executive	Consulting Services and			Financial Literacy			Governance and Human
Leadership	IT Industry	Geography	Vertical market	Finance	Accounting	Risk	Resources
✓	✓	Global	Multiple vertical markets	✓	✓	✓	✓

14	2018 MANAGEMENT PROXY CIRCULAR

Nominees for Election as Directors

George D. Schindler Westmount, Quebec, Canada Director since: 2016 Age: 55 Director related to CGI, complies with the share ownership guideline

Mr. Schindler is the President and Chief Executive Officer of CGI. He joined the Company through its acquisition of American Management Systems, Inc. in 2004 and has since then held numerous leadership roles, including leading the strategy and growth of CGI’s end-to-end services and solutions for commercial and government clients in the United States and Canada. Prior to his appointment as President and Chief Executive Officer in 2016, Mr. Schindler served as President and Chief Operating Officer of CGI since 2015 and as President, United States and Canada Operations since 2011. A recognized industry leader, Mr. Schindler has twice been named a Top 100 Leader by Federal Computer Week. He holds a Bachelor of Science degree in Computer Science from Purdue University.

President and Chief Executive Officer

Class A subordinate voting shares: 29,635 (*)

Stock options: 1,257,464 (‡)

Performance Share Units: 74,807 (§)

2018 votes in favour: 99.5%

Operational Literacy				Governance Risk and Compliance
Executive	Consulting Services and			Financial Literacy			Governance and Human
Leadership	IT Industry	Geography	Vertical market	Finance	Accounting	Risk	Resources
✓	✓	Global	Multiple vertical markets	✓	✓	✓	✓

Kathy N. Waller Atlanta, Georgia, United States Director since: 2018 Age: 60 years Independent director, complies with the share ownership guideline

Ms. Waller is the Executive Vice President, Chief Financial Officer and President, Enabling Services of The Coca-Cola Company, where she is responsible for leading the company’s global finance organization, until her planned retirement in March 2019. Ms. Waller joined The Coca-Cola Company in 1987 as a senior accountant and has since then held numerous accounting and finance roles. She was Vice President, Finance and Controller from August 2013 to April 2014, following which she was appointed Executive Vice President and Chief Financial Officer. She assumes responsibility for the company’s strategic governance areas as President, Enabling Services since May 2017. Ms. Waller currently serves on the board of directors of Beyond Meat, Inc., Monster Beverage Corporation and Delta Air Lines, Inc. and previously served on the board of directors of Coca-Cola FEMSA, S.A.B. de C.V. She holds a Bachelor of Arts degree and a Master’s degree in Business Administration from the University of Rochester and is a Chartered Public Accountant (CPA, CGMA).

Member of the Board of Directors

New candidate for election as director

Operational Literacy				Governance Risk and Compliance
Executive	Consulting Services and			Financial Literacy			Governance and Human
Leadership	IT Industry	Geography	Vertical market	Finance	Accounting	Risk	Resources
✓		Global	Manufacturing, retail and distribution	✓	✓	✓	✓

2018 MANAGEMENT PROXY CIRCULAR	15

Nominees for Election as Directors

Joakim Westh Stockholm, Sweden Director since: 2013 Age: 57 Independent director, complies with the share ownership guideline

Mr. Westh is a corporate director. He served as Senior Vice-President of LM Ericsson AB until 2009 where he was responsible for strategy, operations and sourcing. Mr. Westh is well-known as a leading expert in the fields of technology and management in Scandinavia. He served on the board of directors of other publicly listed issuers, including Arcam AB. He currently serves as a director of Saab AB, Swedish Match AB and Absolent Group AB. Mr. Westh holds Master’s degrees in Science from the Royal Institute of Technology and the Massachusetts Institute of Technology.

Member of the Audit and Risk Management Committee

Class A subordinate voting shares: 8,130 (*)

Stock options: 625 (‡)

2018 votes in favour: 99.8%

Operational Literacy				Governance Risk and Compliance
Executive	Consulting Services and			Financial Literacy			Governance and Human
Leadership	IT Industry	Geography	Vertical market	Finance	Accounting	Risk	Resources
✓	✓	Global	Multiple vertical markets	✓	✓	✓	✓

(*)	Number of shares beneficially owned, controlled or directed, directly or indirectly.
(+)	For more information concerning DSUs, please refer to the heading Compensation of Directors later in this document.
(‡)	For more information concerning stock options, please refer to the headings Share Option Plan and Compensation of Directors later in this document.
(§)

The number of PSUs include PSUs that were awarded to Ms. Godin and Messrs. Godin and Schindler at the beginning of fiscal 2018 as part of their target compensation and which became eligible to vest on November 6, 2018 and the PSUs that were awarded at the beginning of fiscal 2019 to Ms. Godin and Messrs. Godin and Schindler as part of their target compensation for fiscal 2019, but which have not yet become eligible to vest and remain subject to the achievement of performance conditions, which will be determined at end of fiscal 2019. For more information concerning PSUs, please refer to the heading Performance Share Unit Plans later in this document.

16	2018 MANAGEMENT PROXY CIRCULAR

Report of the Human Resources Committee

Executive Compensation Discussion and Analysis

Executive Compensation Process for the 2018 Fiscal Year

CGI’s executive compensation policy emphasizes incentive compensation linked to the success of the Company to ensure that the financial interests of the Company’s executives are closely aligned with those of shareholders. CGI measures business success on the basis of profit and growth as well as the satisfaction of clients and employees, who we call members.

CGI’s compensation policy is rooted in its fundamental belief that a company with an inspiring dream, uncompromising integrity, a caring human resources philosophy and solid values is better able to attract and respond to the profound aspirations of high-calibre, competent people. These individuals in turn will deliver high-quality services, in keeping with the Company’s profitability objectives. The growth and profitability generated as a result will allow CGI to continue to offer its shareholders value for their investment.

This belief drives the Company’s compensation programs, which are designed to attract and retain the key talent CGI needs to remain competitive in a challenging market and achieve continued and profitable growth for its shareholders.

In keeping with CGI’s compensation policy, the principles used to determine the compensation of the named executive officers (the President and Chief Executive Officer, the Executive Vice-President and Chief Financial Officer and the three other most highly compensated executive officers of the Company, hereafter referred to as the “Named Executive Officers”) are also applied to all management team members, taking into account the results of their respective business units. In the case of CGI’s senior executives, there is an added emphasis on closely aligning executives’ financial interests with those of shareholders through incentive compensation.

The sections below outline the main features of CGI’s executive compensation policy and programs.

The Human Resources Committee of the Board of Directors

The Committee reviews management’s proposals and makes recommendations to the Board of Directors of the Company in relation to the compensation of certain senior executives, including the entitlements under short and long-term incentive and benefit plans and the corporate objectives that the Founder and Executive Chairman of the Board, the President and Chief Executive Officer and other senior executives are responsible for achieving. Similarly, the Committee is responsible for approving and making recommendations in relation to the compensation of the Company’s outside directors and succession plans for senior executives.

The Committee is made up of Messrs. Alain Bouchard, Chair of the Committee, Bernard Bourigeaud, Dominic D’Alessandro, Timothy J. Hearn and Ms. Heather Munroe-Blum, all of whom are independent directors. The Committee met four times in fiscal 2018. Mr. Bouchard’s role and responsibilities as Chair of the Committee are described later in this document in the report of the Corporate Governance Committee under the heading Role and Responsibilities of the Lead Director and Standing Committee Chairs.

The members of the Committee have significant experience in matters relating to human resources management and executive compensation, which they have acquired in their role as senior executives or as members of the Human Resources Committee of other publicly listed issuers. Mr. Bouchard was President and Chief Executive Officer and is now Founder and Executive Chairman of the board of directors of Alimentation Couche-Tard Inc., Mr. Bourigeaud was Chairman and Chief Executive Officer of Atos Origin S.A., Mr. D’Alessandro was President and Chief Executive Officer of Manulife Financial Corporation, Mr. Hearn was Chairman and Chief Executive Officer of Imperial Oil Limited and Chair of the Human Resources and Compensation Committee of ARC Resources Ltd and Ms. Munroe-Blum was Principal (President) of McGill University and is a Member of the Human Resources Committee of the Royal Bank of Canada.

Ms. Munroe-Blum and Messrs. Bourigeaud and D’Alessandro have decided that they will not seek reelection at the Meeting and, as a result, their term as directors and members of the Human Resources Committee will come to an end at the time of the Meeting. One or more new members of the Human Resources Committee will be appointed from amongst the independent directors by the Board of Directors in connection with the Meeting.

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The role and responsibilities of the Committee are contained in the Committee’s charter, which is incorporated by reference in this Management Proxy Circular (see the heading Mandate, Structure and Composition of the Board of Directors later in this document). The Committee’s charter is available on CGI’s website at www.cgi.com. The role and responsibilities of the Committee include:

•	Advising the Board of Directors on human resources planning;

•

Reviewing and advising the Board of Directors on management’s succession plans for executive officers, with special emphasis on the Founder and Executive Chairman of the Board and President and Chief Executive Officer succession;

•

Reviewing and advising the Board of Directors on CGI’s compensation philosophy and policies, including the compensation strategy and compensation policies for the executive officer level as proposed by the Founder and Executive Chairman of the Board and the President and Chief Executive Officer;

•

Making recommendations to the Board of Directors for the appointment of the Founder and Executive Chairman of the Board, the President and Chief Executive Officer and other executive officers, while considering and promoting the diversity of the executive team’s background, including in terms of gender, ethnicity, age and experience, and the corporate objectives which the Founder and Executive Chairman of the Board, the President and Chief Executive Officer and other executive officers, as the case may be, are responsible for meeting, as well as the assessment of the Founder and Executive Chairman of the Board and of the President and Chief Executive Officer against these objectives;

•	Monitoring the performance of the Founder and Executive Chairman of the Board and the President and Chief Executive Officer and providing advice and counsel in the execution of their duties;

•

Reviewing and advising the Board of Directors on CGI’s overall compensation plan including the adequacy and form of compensation realistically reflecting the responsibilities and risks of the position for the Founder and Executive Chairman of the Board and for the President and Chief Executive Officer of the Company and, in that regard, considering appropriate information;

•

Reviewing and advising the Board of Directors on the compensation of executive officers, annual adjustment to executive salaries, and the design and administration of short and long-term incentive plans, stock options, performance share units, benefits and perquisites as proposed by the Founder and Executive Chairman of the Board and the President and Chief Executive Officer;

•	Reviewing and advising the Board of Directors on employment and termination arrangements for senior executives;

•	Making recommendations on the adoption of new, or significant modifications to, pay and benefit plans;

•

Recommending the appointment of new officers as appropriate while considering and promoting the diversity of the executive team’s background, including in terms of gender, ethnicity, age and experience;

•	Reviewing and advising the Board of Directors on significant organizational changes;

•	Reviewing and approving the Committee’s executive compensation report to be contained in the Company’s annual Management Proxy Circular;

•	Reviewing and advising the Board of Directors on management development programs for the Company;

•	Reviewing and advising the Board of Directors on special employment contracts or arrangements with officers of the Company, if any, including any contracts relating to change of control; and

•

Reviewing and advising the Board of Directors on the compensation of the members of the Board of Directors and its committees, including the adequacy and form of compensation realistically reflecting the responsibilities and risks of the positions, and recommending changes where applicable.

The Committee also performs such other duties as are from time to time assigned to it by the Board of Directors.

The Committee reports to the Board of Directors on its proceedings, the reviews it undertakes, and its recommendations.

In executing its mandate for fiscal 2018, the Committee retained the services of Willis Towers Watson, the Company’s external human resources consultant. Willis Towers Watson was first retained to provide consulting services in 1995. The services provided by Willis Towers Watson to the Committee include:

•	Providing the Committee with information on market trends and good practices on executive and director compensation;

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•

Developing recommendations on the composition of the comparator groups of companies used as the basis for determining the compensation of the directors, the Founder and Executive Chairman of the Board, the President and Chief Executive Officer and other senior executives of the Company;

•

Conducting market research and providing the Committee with data and analysis on compensation practices of companies in comparator groups to allow the Company to align its compensation policy with the market as it applies to the directors, the Founder and Executive Chairman of the Board, the President and Chief Executive Officer and other senior executives; and

•	Reviewing the design of the annual and long-term incentive plans and providing data and analysis on comparator group company practices in this area.

To ensure the quality of services provided to the Committee by external human resources consultants, as well as their independence, the Committee has established the following processes as part of its annual work plan:

•

Once a year or as required, external consultants that may be retained by the Committee provide to the Committee a statement of the services that may be provided to the Committee at its request and those that may be provided at the request of management for the purpose of enabling the Committee to pre-approve all services that may be provided by such external consultants;

•

The Committee may request from each external consultant information concerning the consultant’s organizational structure and employees who provide services to the Committee so that the Committee may agree with the external consultant on measures to address any real or perceived conflicts of interest that may arise from the services provided by the external consultant to the Company at the request of management; and

•	The Committee reviews the external consultant independence policy annually to ensure that it continues to meet the Committee’s requirements.

Executive Compensation Related Fees

The fees of Willis Tower Watson, CGI’s external human resources consultant, for services for the fiscal years ended September 30, 2018 and 2017 are detailed below:

Service retained	Fees billed
	2018	2017
Advice in relation to executive compensation and the compensation of directors(a)	$95,000	$152,203
All other fees(b)	$314,000	$562,563
Total fees billed	$409,000	$714,766

(a)	All fees billed by the human resources consultant for the years ended September 30, 2018 and 2017 were related to annually recurring work for the Committee.
(b)	The other fees billed by the human resources consultant for the years ended September 30, 2018 and 2017 were mainly in relation to pension and benefits matters.

Composition of Comparator Groups

To determine appropriate compensation levels, the Named Executive Officers’ positions are compared with similar positions within a comparator group made up of leading companies in a number of industries. These companies include information technology consulting firms and companies similar to CGI in terms of size, and operational and managerial complexity. The Committee reviews the composition of the comparator groups annually.

With 84% of its 2018 revenues generated outside Canada and constant international expansion, CGI must offer competitive compensation in each of the challenging markets in which it operates in order to recruit and retain high-performing executives. All of the Company’s major competitors are based either in the U.S., Europe or in the Asia Pacific region and they compete against CGI both in Canada and internationally.

In response to this market reality, the Committee based Named Executive Officers’ compensation for the year ended September 30, 2018 on the compensation of executives in the U.S. and Canadian market for the Named Executive Officers based in Canada and the U.S. and on the compensation of executives in the French market for the Named Executive Officer based in France.

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The selection criteria used to determine the companies included in the comparator groups for the fiscal year ended September 30, 2018 are the following:

•	Autonomous and publicly-traded companies;

•	Large number of professionals;

•	Growing companies;

•	High-end IT and business consulting, systems integration, outsourcing services and intellectual property solution providers;

•	International scope;

•	Companies for which IT is very strategic; and

•	Participation in the data bank for the relevant countries maintained by Willis Towers Watson, the Company’s external human resources consultant.

Each company in the following table meets one or more of the foregoing criteria. In fiscal 2018, the U.S. & Canada Comparator Group was changed, further to a recommendation from Willis Towers Watson to replace certain comparator companies by large North American companies with global operations, while the France comparator group remained substantially the same.

U.S. & Canada Comparator Group: Executives from 16 companies

Accenture plc Automatic Data Processing, Inc. Booz Allen Hamilton Holding Corporation CACI International Inc. Capgemini S.E. Cognizant Technology Solutions Corporation CSRA Inc. DXC Technology Company	Experian plc Fidelity National Information Services Inc. Fiserv, Inc. Leidos Holdings, Inc. Science Application International Corporation SNC-Lavalin Group Inc. Unisys Corporation Xerox Corporation

France Comparator Group: Executives from 11 companies

Accenture plc Agilent Technologies Inc. Atos S.E. Capgemini S.E. Cognizant Technology Solutions Corporation DXC Technology Company	International Business Machines Corp. Indra Sistemas, S.A. Sopra Stéria Group S.A. Tieto OYJ Unisys Corporation

The foregoing comparator groups were used to determine the compensation of the Named Executive Officers for the fiscal year ended September 30, 2018.

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Executive Compensation Components

CGI’s total executive compensation is made up of five components: base salary, short-term incentive plan, long-term incentive plan, benefits and perquisites. In keeping with the Company’s values, incentive compensation and share ownership are emphasized to ensure that executives’ interests are aligned with CGI’s profitability and growth objectives, which in turn results in increased value for all shareholders under normal market conditions. CGI’s Named Executive Officers do not participate in any defined benefit pension plans.

Component	Description	Policy Alignment with Comparator Groups
Base Salary	Annual base salary based on each executive’s responsibilities, competencies and contribution to the Company’s success.	Aligned with median base salary offered in the comparator group.
Short-Term Incentive Plan	Annual bonus based on the achievement of performance objectives in accordance with the Profit Participation Plan.	Aligned with median short-term incentives of the comparator group when performance objectives are met.
Long-Term Incentive Plan	Grants under the Share Option Plan and/or awards under the Performance Share Unit Plans, as applicable, in each case based on achievement of performance objectives.	Aligned with median total compensation of the comparator group when business objectives are met, or above the median to recognize an executive’s exceptional performance.
Benefits	Group benefits and employer contributions under CGI’s Share Purchase Plan.	Aligned with median benefits of the comparator group.
Perquisites	Principal perquisites include company car and related expenses, tax services, health insurance, relocation costs and medical exams.	Aligned with median perquisites of the comparator group.
Total Compensation

Taking into account the number of years of experience in the role, aligned over time with the median of the total compensation of the comparator group when business objectives are met, while exceptionally allowing for compensation above the median as necessary to recognize an executive’s exceptional and sustained contribution to the Company’s success.

The following table shows for each Named Executive Officer the compensation components as a percentage of their total compensation, at target levels, for the year ended September 30, 2018:

Name and title as at September 30, 2018	Base Salary	Short-Term Incentive Plan	Long-Term Incentive Plans	Benefits and Perquisites
Serge Godin Founder and Executive Chairman of the Board	9.31%	18.61%	71.71%	0.37%

George D. Schindler President and Chief Executive Officer	14.04%	24.57%	60.25%	1.14%

François Boulanger Executive Vice-President and Chief Financial Officer	21.71%	21.71%	55.52%	1.06%

Jean-Michel Baticle President, France, Luxembourg and Morocco Operations	32.84%	21.35%	45.50%	0.31%

David L. Henderson President, United States Operations, Commercial and State Government	31.34%	18.80%	47.54%	2.32%

The Founder and Executive Chairman of the Board and the President and Chief Executive Officer may from time to time exercise their discretion to recommend to the Committee and the Board of Directors that incentive compensation under the Profit Participation Plan, and the performance-based vesting of stock options under the Share Option Plan for Employees,

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Officers and Directors of CGI Group Inc. and its Subsidiaries (the “Share Option Plan”) and of PSUs under the Performance Share Unit Plan for Designated Participants of CGI Group Inc. (the “2014 PSU Plan”) or the Performance Share Unit Plan for Designated Leaders of CGI Group Inc. (the “2017 PSU Plan” and collectively with the 2014 PSU Plan, the “PSU Plans”), as applicable, be adjusted in order to ensure that actual profit participation, vested stock options and vested PSUs are equitable and balance the interests of each of the Company’s stakeholders based on the overall performance of the Company and exceptional market conditions.

Base Salary

The base salaries paid to Named Executive Officers are reviewed every year based on each executive’s scope of responsibilities, competencies and contribution to the Company’s success. The objective of CGI’s compensation policy for base salaries is to align them over time with the median base salary in the relevant comparator group, taking into account the number of years of experience in the role, while allowing for compensation to rise above the median in recognition of a particular executive’s exceptional and sustained contribution to the Company’s success. As part of the methodology used for fiscal 2018, the positions of Named Executive Officers were compared with generic positions in the compensation databases for the relevant countries maintained by Willis Towers Watson, the Company’s external human resources consultant. When differences in the level and scope of responsibilities for the comparable generic executive position are observed, the value of the generic position is adjusted to ensure that there is an appropriate basis for comparison.

Short-Term Incentive Plan – Profit Participation Plan

The Named Executive Officers participate in the Profit Participation Plan, a short-term incentive plan that pays an annual cash bonus based on achievement of performance objectives as approved at the beginning of the fiscal year by the Board of Directors on the recommendation of the Committee. The Profit Participation Plan is designed to provide CGI’s management and members with an incentive to increase the profitability and growth of the Company.

Individual bonuses are based on the executive’s target bonus under the Profit Participation Plan and the achievement of performance objectives. The target bonus varies as a percentage of base salary depending on the executive’s position and is adjusted in accordance with the performance factors that are directly linked to the level of achievement of the performance objectives set out in the Company’s annual budget and strategic plan. The Profit Participation Plan provides that the Founder and Executive Chairman of the Board or the President and Chief Executive Officer may recommend to the Committee and to the Board of Directors to modify payment amounts or propose revised targets based on the overall performance of the Company, the individual’s performance, exceptional market conditions and other factors.

Executive bonus targets are reviewed annually to ensure they remain aligned with the Company’s compensation policy and continue to be competitive with CGI’s applicable comparator group.

Performance Factors

The performance factors used to adjust each Named Executive Officer’s target bonus in fiscal 2018 were based on two separate measures: profitability and growth. The achievement of profitability and growth objectives determines the performance factors that are applied to calculate the annual bonus to be paid under the Profit Participation Plan. Such adjustment may result in a reduction or an increase in the annual bonus. In the latter case, the payout may not exceed two times the target. The relative performance of the companies in CGI’s comparator groups is not a factor in determining the annual bonus being paid under the Profit Participation Plan.

The profitability performance factor is based on the degree of achievement of the net earnings excluding specific items margin objective approved by the Board of Directors as part of the Company’s annual budget and strategic plan. The growth performance factor is based on the degree of achievement of the year-over-year percentage constant currency revenue growth objective also approved by the Board of Directors as part of the Company’s annual budget and strategic plan.

Only items that are the result of actual management operation activities are taken into account in the calculation of performance factors for compensation purposes. The performance factors are prorated between target levels.

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The profitability performance factor and growth performance factor are established by determining the actual level of achievement of the budgeted profitability and growth objectives which correspond to a pre-determined numerical performance factor.

Profitability		Growth
Net earnings excluding specific items margin(a)	Profitability Performance Factor	Constant Currency Revenue(a)	Growth Performance Factor
Budgeted margin objectives on a scale of five levels	0 0.25 0.5 1.0 1.25	Budgeted revenue objectives on a scale of five levels	0 2.0 3.0 3.5 4.0

(a)

Net earnings excluding specific items is a non-generally accepted accounting principle (“non-GAAP”) measure of net earnings excluding acquisition related and integration costs, restructuring costs and tax adjustments and constant currency revenue is a non-GAAP measure of revenue excluding currency conversion effects. Management believes these measures are useful for executive compensation purposes as they best reflect the Company’s performance and allow for better comparability from period to period. These measures do not have any standardized meaning under International Financial Reporting Standards (“IFRS”) and may not be comparable to similar measures used by other companies. A reconciliation of the net earnings excluding specific items to its closest IFRS measure can be found on page 26 of the Company’s Management’s Discussion and Analysis for the fiscal year ended September 30, 2018, which is available on the Canadian Securities Administrators’ website at www.sedar.com.

Once the profitability performance factor and the growth performance factor are established, the following formula is used to determine the payout under the Profit Participation Plan:

The effect of the formula is to place importance on achieving both the growth and the profitability objectives. If the minimum threshold for either growth or profitability is not met, no annual bonus is paid under the Profit Participation Plan.

The target bonuses of the Founder and Executive Chairman of the Board, the President and Chief Executive Officer and the Executive Vice-President and Chief Financial Officer were based on the formula above as it pertains solely to the overall Company performance. However, the Board of Directors followed the recommendation of management and exercised its discretion to lower the bonuses payable to such executives to better align with the bonuses payable to the executives responsible for operating segments.

In the case of Presidents of operating segments of the Company, also referred to as Strategic Business Units, half of their target bonus was based on the formula above as it pertains to the performance of the Company, while the other half was determined based on the performance of the Strategic Business Units for which they are responsible using the same performance measures and certain quality metrics (including client and member satisfaction).

CGI does not disclose specific profitability and growth objectives because it considers that the information would place it at a significant competitive disadvantage if the objectives became known. Disclosing the specific performance objectives that are set as part of the Company’s annual budget and strategic planning process would expose CGI to serious prejudice and negatively impact its competitive advantage. For example, to the extent that the Company’s performance objectives became known, its ability to negotiate accretive business agreements would be significantly impaired, putting incremental pressure on its profit margins. In addition, CGI believes that disclosing performance objectives would be inconsistent with CGI’s policy of not providing guidance to the market and limiting the disclosure of forward-looking information.

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For fiscal 2018, the Named Executive Officers received the following annual bonuses under the Profit Participation Plan:

Name and title as at September 30, 2018	Target annual bonus	Annual bonus payout
Serge Godin Founder and Executive Chairman of the Board	$2,750,000	$1,848,643
George D. Schindler(a) President and Chief Executive Officer	$2,163,468	$1,947,121
François Boulanger Executive Vice-President and Chief Financial Officer	$650,000	$585,000
Jean-Michel Baticle(b) President, France, Luxembourg and Morocco Operations	$461,784	$461,784
David L. Henderson(a) President, United States Operations, Commercial and State Government	$415,940	$397,968

(a)

Messrs. Schindler and Henderson are paid in U.S. dollars. The amounts shown are in Canadian dollars converted on the basis of the average exchange rate used in the Company’s annual audited consolidated financial statements which was CAD1.2838, for each U.S. dollar in fiscal 2018. Please refer to the disclosure concerning the foreign exchange rates used for financial reporting purposes on page 17 of the Management’s Discussion and Analysis for the fiscal year ended September 30, 2018.

(b)

Mr. Baticle is paid in euros. The amounts shown are in Canadian dollars converted on the basis of the average exchange rate used in the Company’s annual audited consolidated financial statements which was CAD1.5278 for each euro in fiscal 2018. Please refer to the disclosure concerning the foreign exchange rates used for financial reporting purposes on page 17 of the Management’s Discussion and Analysis for the fiscal year ended September 30, 2018.

Long-Term Incentive Plans

CGI’s long-term incentive plans include the Share Option Plan and the PSU Plans. In line with practices among certain of the Company’s peers, the Company’s current compensation practice is to grant, on a case by case basis, stock options issued under the Share Option Plan, PSUs awarded under the PSU Plans or a combination of both as the long-term incentive component of certain of its senior executives’ compensation. For fiscal 2018, with the exception of Mr. Godin, whose target long-term incentive compensation was composed solely of PSU awards awarded under the 2014 PSU Plan, half of the target long-term incentive compensation of the other Named Executive Officers was composed of stock option grants while the other half was composed of PSU awards.

Share Option Plan

CGI’s executives generally participate in the Share Option Plan. Like the Profit Participation Plan and the PSU Plans, the Share Option Plan is designed to ensure that executives’ interests are closely aligned with those of all shareholders.

The Company’s practice is to apply performance vesting conditions for all stock options granted under the Share Option Plan. CGI’s annual long-term incentive grant of stock options is made in connection with the beginning of the fiscal year. The percentage of stock options that become eligible to vest is based on the degree of achievement of profitability and growth objectives determined following the completion of the fiscal year and subject to adjustment in accordance with the Committee charter. Stock options that do not become eligible to vest are forfeited and cancelled.

Stock options that have become eligible to vest then typically vest on a time basis as follows: one-quarter when the fiscal year results are approved, one quarter on the second anniversary of the grant, one-quarter on the third anniversary of the grant, and the final quarter on the fourth anniversary of the grant.

See the heading Key Features of CGI’s Long-Term Incentive Plans later in this document for a summary of the features of the Share Option Plan.

Stock Options Granted as part of Fiscal 2018 Compensation

An aggregate of 328,545 stock options were granted to Messrs. George D. Schindler, François Boulanger, Jean-Michel Baticle and David L. Henderson as part of their fiscal 2018 target compensation. The number of stock options granted was determined based on the long-term compensation value required (taking into consideration PSU awards) to align the Named Executive Officer’s total compensation with the Company’s compensation policy.

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The number of stock options granted is a function of the current year’s total target compensation objectives and, for that reason, previous grants of stock option-based awards are not taken into account when considering the annual grant of stock options.

The stock options granted as part of the long-term incentive plan for fiscal 2018 were granted for a term of ten years and were eligible to vest based on the achievement of profitability and growth objectives for the year ended September 30, 2018. The details of these grants are shown in Appendix A.

Based on the degree of achievement of the profitability and growth objectives of the Company for the year and, in the case of Messrs. Jean-Michel Baticle and David L. Henderson, also based on the performance results of their respective Strategic Business Unit during fiscal 2018, 87.63% of the stock options granted to Messrs. George D. Schindler and François Boulanger, 92.07% of the stock options granted to Mr. Jean-Michel Baticle and 75.40% of the stock options granted to Mr. David L. Henderson, in respect of the long-term incentive awards for fiscal 2018, became eligible to vest.

Performance Share Unit Plans

The PSU Plans are designed to ensure that executives’ interests are closely aligned with those of all shareholders and are similar in function to the Share Option Plan. PSUs entitle the holder to receive one Class A subordinate voting share for each PSU subject to the achievement of performance and time vesting conditions and to adjustment in accordance with the Committee’s charter. Unlike Class A subordinate voting shares issued in connection with the exercise of stock options under the Share Option Plan, which are issued from treasury, the settlement of PSUs is with Class A subordinate voting shares purchased in the open market by the plan trustees with funds provided by CGI.

PSUs have performance vesting rules that are determined by the Board of Directors at the time of each grant and are typically identical, in a given year and for a given individual, as those that apply to stock options granted under the Share Option Plan. CGI’s annual long-term incentive awards of PSUs are made at the beginning of the fiscal year. The percentage of PSUs that become eligible to vest is based on the degree of achievement of the same profitability and growth objectives that apply to stock options.

PSUs that become eligible to vest then vest on a time basis. PSUs that do not become eligible to vest under the PSU Plans are forfeited and cancelled.

See the heading Key Features of CGI’s Long-Term Incentive Plans later in this document for a summary of the features of the PSU Plans.

Performance Share Units Awarded in Fiscal 2018

For fiscal 2018, an aggregate of 235,396 PSUs were awarded to Mr. Serge Godin under the 2014 PSU Plan and to Messrs. George D. Schindler, François Boulanger, Jean-Michel Baticle and David L. Henderson under the 2017 PSU Plan as part of their fiscal 2018 target compensation. The number of PSUs awarded was determined based on the long-term compensation value required (taking into consideration stock option grants) to align the Named Executive Officer’s total compensation with the Company’s compensation policy.

The details of these awards are shown in the Net Total Compensation Table and in the Summary Compensation Table later in this document.

Based on the degree of achievement of the profitability and growth objectives during fiscal 2018, 87.63% of the PSUs awarded to Messrs. Serge Godin, George D. Schindler, François Boulanger, Jean-Michel Baticle and David L. Henderson, in respect of the long-term incentive awards for fiscal 2018, became eligible to vest. Mr. Godin proposed that his vesting should be reduced to 70.16% of the PSUs awarded to him and the Board approved such proposal, thereby reducing the number of his PSUs that became eligible to vest accordingly.

PSUs eligible to vest awarded under the 2017 PSU Plan in fiscal 2018 vest on the fourth anniversary of the award. PSUs eligible to vest awarded under the 2014 PSU Plan in fiscal 2018 vest on the same time basis as stock options: one-quarter when the fiscal year results are approved, one-quarter on the second anniversary of the award, one-quarter on the third anniversary of the award, and the final quarter on the fourth anniversary of the award.

A table showing all outstanding unvested PSUs awards held as at September 30, 2018 by the Named Executive Officers as well as the market value of such unvested PSUs as of such date is provided in Appendix A.

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Award Date Fair Value

The accounting fair value of the PSUs was determined in accordance with IFRS 2 as the market value of the underlying Class A subordinate voting shares on the award date. The stock-based compensation cost related to PSUs recorded in costs of services, selling and administrative expenses for fiscal 2018, 2017 and 2016 takes into account the actual result of the performance-based vesting and amortizes the resulting net PSU value over the four-year vesting period.

For fiscal 2018, the Company determined that it would use the accounting fair value of the PSUs as the award date fair value for compensation purposes in order to better align the earned compensation with performance results. For fiscal 2017 and 2016, the award date fair value had been determined by applying a factor of 0.75 to the award date price of Class A subordinate voting shares underlying the PSUs as had been suggested by Willis Towers Watson, the Company’s external human resources consultant, to recognize the probabilities associated with the performance vesting conditions for the PSU holder.

For the three years ended September 30, 2018, 2017 and 2016, the award date fair value for executive compensation purposes, the award date fair value for accounting purposes, and the differences in fair values, if any, are shown in the following table:

Fiscal Year	Value for Compensation Purposes	Value for Accounting Purposes	Difference
2018	$64.70	$64.70	$0
2017	$46.87	$62.49	$15.62
2016	$36.26	$48.35	$12.09

Performance Factors and Vesting Conditions

The performance factors used to determine the number of stock options or PSUs that will vest under CGI’s long-term incentive plans are based on two separate measures: profitability and growth. The achievement of profitability and growth objectives determines the performance factors that are applied to calculate the number of stock options or PSUs that vest under CGI’s long-term incentive plans. The total percentage of stock options or PSUs eligible to vest is capped at 100%.

The profitability performance factor is based on the degree of achievement of the net earnings excluding specific items margin objective approved by the Board of Directors as part of the Company’s annual budget and strategic plan. The growth performance factor is based on the degree of achievement of the year-over-year percentage constant currency revenue growth objective also approved by the Board of Directors as part of the same plan. The relative performance of the companies in CGI’s comparator groups is not a factor in determining the number of stock options or PSUs that will vest under CGI’s long-term incentive plans.

Only items that are the result of actual management operation activities are taken into account in the calculation of vesting conditions for compensation purposes. The performance factors are prorated between target levels.

The profitability performance factor and growth performance factor are established by determining the actual level of achievement of the budgeted profitability and growth objectives which correspond to a pre-determined numerical performance factor.

Profitability		Growth
Net earnings excluding specific items margin(a)	Profitability Performance Factor	Constant Currency Revenue(a)	Growth Performance Factor

Budgeted margin objectives on a scale of five levels	0 0.25 0.5 1.0 1.25	Budgeted revenue objectives on a scale of five levels	0 0.25 0.75 1.00 1.25

(a)

Net earnings excluding specific items is a non-GAAP measure of net earnings excluding acquisition related and integration costs, restructuring costs and tax adjustments and constant currency revenue is a non-GAAP measure of revenue excluding currency conversion effects. Management believes these measures are useful for executive compensation purposes as they best reflect the

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Company’s performance and allow for better comparability from period to period. These measures do not have any standardized meaning under IFRS and may not be comparable to similar measures used by other companies. A reconciliation of the net earnings excluding specific items to its closest IFRS measure can be found on page 26 of the Company’s Management’s Discussion and Analysis for the fiscal year ended September 30, 2018, which is available on the Canadian Securities Administrators’ website at www.sedar.com.

Once the profitability performance factor and growth performance factor are established, the following formula is used to determine the proportion of performance-based vesting under CGI’s long-term incentive plans.

The performance vesting of the PSUs awarded to the Named Executive Officers was based on the formula above, as it pertains solely to the overall Company performance. Similarly, the performance vesting of the stock options of the President and Chief Executive Officer and the Executive Vice-President and Chief Financial Officer of the Company was based on the formula above as it pertains solely to the overall Company performance.

In the case of the stock options of the Presidents of Strategic Business Units, half of the performance vesting was based on the formula above as it pertains to the overall performance of the Company, while the other half was determined based on the performance of the Strategic Business Units for which they are responsible using the same performance measures and certain quality metrics (including client and member satisfaction).

CGI does not disclose specific profitability and growth objectives because it considers that the information would place it at a significant competitive disadvantage if the objectives became known. Disclosing the specific performance objectives that are set as part of the Company’s annual budget and strategic planning process would expose CGI to serious prejudice and negatively impact its competitive advantage. For example, to the extent that the Company’s performance objectives became known, its ability to negotiate accretive business agreements would be significantly impaired, putting incremental pressure on its profit margins. In addition, CGI believes that disclosing performance objectives would be inconsistent with CGI’s policy of not providing guidance to the market and limiting the disclosure of forward-looking information.

Total At Risk Compensation and Actual Payouts

A significant portion of the Named Executive Officers’ compensation, namely payments under the Profit Participation Plan, grants under the Share Option Plan and awards under the PSU Plans, is performance-based and therefore “at risk”. The percentage of total compensation of the Named Executive Officers that was “at risk” in fiscal 2018 ranged from 66.35% to 90.32%.

The achievement of the performance factors under the Profit Participation Plan and the performance vesting conditions under the Share Option Plan and PSU Plans also present a meaningful challenge for the Company’s senior executives and management team because the Company consistently sets ambitious goals as part of its annual budget and strategic planning process. This is evidenced by the fact that the aggregate payout to the reported Named Executive Officers for fiscal 2018, 2017 and 2016 that was “at risk” or subject to the achievement of performance factors or performance vesting conditions, averaged 63% of the target “at risk” compensation.

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The table below shows the portion of the total compensation “at risk” as well as the portion of that “at risk” compensation that was actually paid out to the Named Executive Officers for the 2018 fiscal year.

Name and title as at September 30, 2018	Percentage of total target compensation “at risk”(a)	Percentage payout of “at risk” compensation(b)
Serge Godin Founder and Executive Chairman of the Board	90.32%	69.55%
George D. Schindler President and Chief Executive Officer	84.82%	88.31%
François Boulanger Executive Vice-President and Chief Financial Officer	77.23%	88.29%
Jean-Michel Baticle President, France, Luxembourg and Morocco Operations	66.85%	93.03%
David L. Henderson President, United States Operations, Commercial and State Government	66.35%	85.77%

(a)

This column shows the proportion of the Named Executive Officer’s total target compensation for fiscal 2018 that was “at risk” compensation composed of the annual bonus under the Profit Participation Plan, grants under the Share Option Plan and awards under the PSU Plans.

(b)	This column shows the proportion of the Named Executive Officer’s total target “at risk” compensation that was actually paid out in fiscal 2018.

The Committee is responsible for ensuring that CGI’s executive compensation policies do not expose the Company to significant risks such as providing incentives for senior executives to engage in business strategies that could yield compensation for the executives, while negatively impacting the interests of the Company.

The Committee considers that the Company’s executive compensation policies, including those that relate to the portion of compensation for which the achievement of performance measures apply, do not expose the Company to significant risks. The short-term and long-term incentive performance-based compensation components require that the Company’s profitability and growth objectives be met. Business strategies that impair the Company’s profitability or growth, whether in the short or long-term, will not result in payouts to senior executives or management.

All of the Company’s senior executives and directors are required to prepare and file reports disclosing their trading activities in the Company’s securities and the Company prepares and files the reports on their behalf. The Company therefore monitors all securities transactions by its senior executives and directors and also requires that they pre-clear their transactions with the Company.

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Incentive Plan Awards – Value Vested or Earned During the Year

The table below shows the value of option grants (referred to as option-based awards) and PSU awards (referred to as share-based awards) made to the Named Executive Officers that vested in fiscal 2018 as well as the value of non-equity incentive plan compensation earned by the Named Executive Officers in fiscal 2018.

Name	Option-based awards – Value vested during the year(a) ($)	Share-based awards – Value vested during the year(b) ($)	Non-equity incentive plan compensation – Value earned during the year(c) ($)
Serge Godin Founder and Executive Chairman of the Board	–	11,290,120	1,848,643
George D. Schindler(d) President and Chief Executive Officer	1,982,630	–	1,947,121
François Boulanger Executive Vice-President and Chief Financial Officer	1,237,719	–	585,000
Jean-Michel Baticle(e) President, France, Luxembourg and Morocco Operations	945,849	–	461,784
David L. Henderson(d) President, United States Operations, Commercial and State Government	331,328	–	397,968

(a)

The option-based awards that vested during fiscal 2018 were the performance-based stock options granted to Messrs. Schindler, Boulanger, Baticle and Henderson during the 2014, 2015, 2016 and 2017 fiscal years that became eligible to vest and for which the exercise prices were $36.15, $37.82, $48.16 and $63.23 respectively. In fiscal 2018, one-quarter of such stock options eligible to vest for fiscal 2014, one-quarter of such stock options eligible to vest for fiscal 2015 and one quarter of such stock options eligible to vest for fiscal 2016 vested on October 1, 2017 when the closing price of the shares was $64.70 and one-quarter of such stock options granted for fiscal 2017 vested on November 7, 2017 when the closing price of the shares was $68.13.

(b)

The share-based awards that vested during fiscal 2018 were the performance-based PSUs awarded to Mr. Godin for fiscal 2014, 2015, 2016 and 2017 respectively. The proportion of performance-based vesting for these PSUs was 61.05%, 75.8%, 50% and 83.01% for the PSUs awarded in respect of fiscal 2014, 2015, 2016 and 2017 and these became eligible to vest after the end of each such fiscal year. In fiscal 2018, one-quarter of such PSUs awarded for fiscal 2014, one-quarter of such PSUs awarded for fiscal 2015 and one quarter of such PSUs awarded for fiscal 2016 vested on October 1, 2017 and one-quarter of such PSUs awarded for fiscal 2017 vested on November 7, 2017.

(c)	This column shows the value of the annual bonuses under the Profit Participation Plan received by the Named Executive Officers in respect of fiscal 2018.
(d)

Messrs. Schindler and Henderson are paid in U.S. dollars. The amounts shown are in Canadian dollars converted on the basis of the average exchange rate used in the Company’s annual audited consolidated financial statements which was CAD1.2838, CAD1.3140 and CAD1.3255, for each U.S. dollar in fiscal 2018, 2017 and 2016 respectively. Please refer to the disclosure concerning the foreign exchange rates used for financial reporting purposes on page 17 of the Management’s Discussion and Analysis for the fiscal year ended September 30, 2018 and on page 15 of the Management’s Discussion and Analysis for the fiscal year ended September 30, 2017 under the heading Foreign Exchange.

(e)

Mr. Baticle is paid in euros. The amounts shown are in Canadian dollars converted on the basis of the average exchange rate used in the Company’s annual audited consolidated financial statements which was CAD1.5278, CAD1.4511 and CAD1.4722 for each euro in fiscal 2018, 2017 and 2016 respectively. Please refer to the disclosure concerning the foreign exchange rates used for financial reporting purposes on page 17 of the Management’s Discussion and Analysis for the fiscal year ended September 30, 2018 and on page 15 of the Management’s Discussion and Analysis for the fiscal year ended September 30, 2017 under the heading Foreign Exchange.

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Performance Graph

The Class A subordinate voting shares are listed for trading on the TSX under the symbol GIB.A and on the NYSE under the symbol GIB. The following graph compares the annual variations in the cumulative total shareholder return on the Class A subordinate voting shares with the cumulative total shareholder return of the S&P/TSX and the S&P 500 stock indexes for the past five fiscal years of the Company.

Value of $100 invested on September 30, 2013

Cumulative Total Shareholder Return

	September 30, 2013	September 30, 2014	September 30, 2015	September 30, 2016	September 30, 2017	September 30, 2018
CGI	$100.00	$104.67	$133.75	$172.86	$178.98	$230.37
S&P/TSX	$100.00	$120.38	$110.29	$125.96	$138.21	$145.61
S&P 500	$100.00	$119.73	$119.00	$137.36	$162.92	$192.10

CGI’s executive compensation policy emphasizes incentive compensation linked to the success of the Company to ensure that the financial interests of the Company’s executives are closely aligned with those of shareholders. CGI’s management team, including the Named Executive Officers, are compensated on the basis of metrics that the Company considers to be fundamental, namely the Company’s growth and profitability. Over the five-year period between October 1, 2013 and September 30, 2018, 65% of the aggregate compensation of the reported Named Executive Officers was linked to the share price, and to returns to shareholders.

Since 1986, the year the Company became publicly listed, the price of CGI’s Class A subordinate voting shares increased on average by approximately 18% per year. Over the five-year period between October 1, 2013 and September 30, 2018, the price of the Company’s shares increased by more than 230% and the cumulative total shareholder return outperformed the S&P/TSX by 85% and the S&P 500 by 38%.

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The following graph illustrates the relationship between the net total compensation paid to the Company’s reported Named Executive Officers and cumulative total shareholder return over the period between October 1, 2013 and September 30, 2018.

The chart demonstrates the relationship between cumulative total shareholder return (as calculated on the performance graph earlier in this document) and the net total compensation of the Named Executive Officers. While cumulative total shareholder return has greatly increased during this period, net total compensation has varied on an annual basis since fiscal 2013, but has decreased as a proportion of cumulative total shareholder return, as the net total compensation of the Named Executive Officers is linked to the performance of the Company but not directly to shareholder return.

The net aggregate compensation paid to the Named Executive Officers for fiscal 2018 was below the aggregate median of CGI’s comparator groups at approximately 90% of the median target total compensation of those groups. The Committee believes that CGI has provided a significantly better than average return to shareholders over this period with executive compensation that is at or below the cost of its peers and that the Company’s executive compensation policy is effective and appropriately links the compensation paid out to the Named Executive Officers and returns to shareholders.

Defined Contribution Pension Plan and Deferred Compensation Plans

Defined Contribution Pension Plan

In fiscal 2018, Messrs. George D. Schindler and David L. Henderson participated in a U.S. 401(k) Plan that is a benefit available to all eligible U.S. members. The following table sets out the amount contributed to the plan by the Company as well as the accumulated value of the plan at the beginning and the end of the Company’s fiscal year.

Name and title as at September 30, 2018	Accumulated value at start of year(a)	Compensatory(a)	Accumulated value at year-end(a)
George D. Schindler President and Chief Executive Officer	$1,114,413	$3,209	$1,251,872

David L. Henderson President, United States Operations, Commercial and State Government	$542,396	$3,209	$670,889

(a)

The amount shown is in Canadian dollars converted on the basis of the average exchange rate used in the Company’s annual audited consolidated financial statements which was CAD1.2838 for each U.S. dollar in fiscal 2018. Please refer to the disclosure concerning the foreign exchange rates used for financial reporting purposes on page 17 of the Management’s Discussion and Analysis for the fiscal year ended September 30, 2018 under the heading Foreign Exchange.

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Deferred Compensation Plan

Messrs. George D. Schindler and David L. Henderson participate in CGI’s Non-Qualified Deferred Compensation Plan which allows participants to defer annually between 5% and 75% of their base salary, and between 5% and 90% of their awards under the Profit Participation Plan. The plan allows participants to withdraw amounts during employment and to elect, upon retirement, to receive either a lump sum payment, or instalment payments for a period of up to ten years. Decisions concerning withdrawals may be made each year at the time that the participant determines the amount of compensation to be deferred for the year. The plan offers an array of mutual funds for investment from which the plan participant may choose. Participants may change their investment directions from time to time during the plan year. The mutual fund investments are subject to market gains and losses.

Compensation of Named Executive Officers

The Net Total Compensation Table and the Summary Compensation Table that follow show detailed information on actual net total compensation, and total compensation in the form provided for by securities regulation, respectively, for Messrs. Serge Godin, George D. Schindler, François Boulanger, Jean-Michel Baticle, and David L. Henderson, for services rendered during the fiscal years ended September 30, 2018, 2017 and 2016.

The securities regulation that determines the content of the Summary Compensation Table results in an overstatement of the compensation awarded to CGI’s Named Executive Officers. The overstatement arises because securities regulation requires that, for stock option grants (referred to as option-based awards) and PSU awards (referred to as share-based awards), the amount of compensation shown must be the grant date fair value. In the case of CGI’s compensation policies, all long-term incentive compensation, including all stock option grants and PSU awards, is subject to performance vesting conditions. As a portion of stock options granted and PSUs awarded for fiscal 2018 failed to become eligible to vest as a result of the degree of achievement of performance objectives, such portion of the stock options granted and PSUs awarded has been forfeited and cancelled. The regulatory requirements do not allow for such forfeited compensation to be reduced from the compensation disclosed in the Summary Compensation Table. Therefore, the compensation presented in such table overstates compensation actually earned by the Named Executive Officers.

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The following table shows the amount by which the combined value of the stock option grants (referred to as option-based awards) and PSU awards (referred to as share-based awards) must be reduced to reflect the net compensation amount attributable to those components of compensation disclosed in the Summary Compensation Table below. The table is necessary to communicate the true, actual total compensation earned by each of the Named Executive Officers.

Net Total Compensation Table

Name and Principal Position as at September 30, 2018	Year	Summary Compensation Table Total compensation ($)	Performance-based vesting reduction(a) ($)	Net total compensation ($)
Serge Godin	2018	13,875,153	(3,162,083)	10,713,070
Founder and	2017	13,157,219	(1,759,312)	11,397,907
Executive Chairman of the Board	2016	11,815,999	(5,167,406)	6,648,593
George D. Schindler(b)	2018	8,568,137	(656,565)	7,911,572
President and Chief	2017	7,328,940	(785,340)	6,543,600
Executive Officer	2016	3,450,736	(1,177,020)	2,273,716
François Boulanger	2018	2,929,667	(205,746)	2,723,921
Executive Vice-President and	2017	2,678,962	(263,280)	2,415,682
Chief Financial Officer	2016	2,010,484	(704,200)	1,306,284
Jean-Michel Baticle(c)	2018	2,250,760	(100,794)	2,149,966
President, France, Luxembourg	2017	2,177,363	(79,884)	2,097,479
and Morocco Operations	2016	1,820,212	(196,170)	1,624,042
David L. Henderson(b)	2018	2,196,919	(190,940)	2,005,979
President, United States Operations,	2017	1,976,457	(264,598)	1,711,859
Commercial and State Government	2016	1,549,450	(588,510)	960,940

(a)

The vesting eligibility conditions for the PSUs awarded as part of the long-term incentive plan for the fiscal year ended September 30, 2018 for all Named Executive Officers were based solely on the Company’s financial performance. Based on such factors, 87.63% of the PSUs awarded to Messrs. Godin, Schindler, Boulanger, Henderson and Baticle became eligible to vest. Mr. Godin’s proposal that his vesting be reduced to 70.16% was approved by the Board of Directors, such that the number of his PSUs that became eligible to vest was reduced accordingly. The vesting eligibility conditions for the stock options granted as part of the long-term incentive plan for the fiscal year ended September 30, 2018 for Messrs. Schindler and Boulanger were also based solely on the Company’s financial performance and on that basis, 87.63% of the stock options granted to each of them became eligible to vest. In the case of Messrs. Baticle and Henderson, the performance-based vesting of their stock options depended both on the Company’s financial performance and on the performance of their respective Strategic Business Units. Based on such factors, 92.07% of the stock options granted to Mr. Baticle became eligible to vest and 75.40% of the stock options granted to Mr. Henderson became eligible to vest. Stock options and PSUs that did not become eligible to vest based on such performance conditions were forfeited and cancelled. The amount of the reduction shown is the dollar value required to be deducted from the fair value of the grants or awards to accurately reflect the net value of the stock option grants or PSU awards for the Named Executive Officers as part of their total compensation for the 2018 fiscal year.

(b)

Messrs. Schindler and Henderson are paid in U.S. dollars. The amounts shown are in Canadian dollars converted on the basis of the average exchange rate used in the Company’s annual audited consolidated financial statements which was CAD1.2838, CAD1.3140 and CAD1.3255, for each U.S. dollar in fiscal 2018, 2017 and 2016 respectively. Please refer to the disclosure concerning the foreign exchange rates used for financial reporting purposes on page 17 of the Management’s Discussion and Analysis for the fiscal year ended September 30, 2018 and on page 15 of the Management’s Discussion and Analysis for the fiscal year ended September 30, 2017 under the heading Foreign Exchange.

(c)

Mr. Baticle is paid in euros. The amounts shown are in Canadian dollars converted on the basis of the average exchange rate used in the Company’s annual audited consolidated financial statements which was CAD1.5278, CAD1.4511 and CAD1.4722, for each euro in fiscal 2018, 2017 and 2016 respectively. Please refer to the disclosure concerning the foreign exchange rates used for financial reporting purposes on page 17 of the Management’s Discussion and Analysis for the fiscal year ended September 30, 2018 and on page 15 of the Management’s Discussion and Analysis for the fiscal year ended September 30, 2017 under the heading Foreign Exchange.

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The following table shows the compensation paid to the Company’s Named Executive Officers as required by securities regulation.

As noted above, securities regulation requires that for stock option grants (referred to as option-based awards) and PSU awards (referred to as share-based awards), the amount of compensation to be disclosed must be the grant date fair value. In the case of CGI’s compensation policies, all long-term incentive compensation, including all stock option grants and PSU awards are performance-based. A number of stock options granted and PSUs awarded to Named Executive Officers do not become eligible to vest as a result of the degree of achievement of performance objectives, and those stock options and PSUs are then forfeited and cancelled. To that extent, the total compensation amount shown in this table overstates the true total compensation received by the Company’s Named Executive Officers.

Summary Compensation Table

Name and Principal Position as at September 30, 2018	Year	Salary ($)	Share- based awards(a) ($)	Option- based awards(b) ($)	Non-equity incentive plan compensation Annual incentive plans(c) ($)	Pension value ($)	All other compen- sation(d) ($)		Total compen- sation ($)
Serge Godin Founder and Executive Chairman of the Board	2018	1,375,000	10,596,113	–	1,848,643	–	55,397		13,875,153
	2017	1,375,000	10,357,718	–	1,315,000	–	109,501		13,157,219
	2016	1,373,000	10,334,813	–	–	–	108,186		11,815,999
George D. Schindler(e) President and Chief Executive Officer	2018	1,210,938	2,797,802	2,508,117	1,947,121	3,209	100,950		8,568,137
	2017	1,182,556	–	4,623,586	1,329,112	3,285	190,401		7,328,940
	2016	960,992	–	2,354,040	–	3,314	132,390		3,450,736
François Boulanger Executive Vice-President and Chief Financial Officer	2018	650,000	864,780	797,875	585,000	–	32,012		2,929,667
	2017	600,000	–	1,550,027	500,000	–	28,935		2,678,962
	2016	575,000	–	1,408,400	–	–	27,084		2,010,484
Jean-Michel Baticle(f) President, France, Luxembourg and Morocco Operations	2018	710,437	511,971	472,346	461,784	87,547	6,675		2,250,760
	2017	631,247	–	940,615	532,085	–	73,416		2,177,363
	2016	600,657	–	784,680	360,394	–	74,481		1,820,212
David L. Henderson(e) President, United States Operations, Commercial and State Government	2018	692,864	554,553	497,136	397,968	3,209	51,188	(g)	2,196,919
	2017	689,824	–	874,374	303,220	3,285	105,754	(g)	1,976,457
	2016	662,753	–	784,680	–	3,314	98,703	(g)	1,549,450

(a)

In fiscal 2018, in order to better align the earned compensation with performance results, the award date fair value used for determining the number of PSUs awarded to the Named Executive Officers as a component of their total compensation was established using the accounting fair value, resulting in an award date fair value of $64.70. For fiscal 2017 and 2016, awards of PSUs had been determined by using the pricing model suggested by Willis Towers Watson that yielded grant date fair values of $46.87 for fiscal 2017 and $36.26 for fiscal 2016. Please refer to the heading Award Date Fair Value earlier in this document for more details on the valuation methods used.

(b)

The fair value of the stock option grants is the accounting fair value of the stock options determined in accordance with IFRS 2 using the Black-Scholes stock option pricing model. The fair value of the stock options yielded a grant date fair value of $13.01, $13.25 and $10.06 in fiscal 2018, 2017 and 2016 respectively. The table after the footnote below shows the assumptions used to determine the Black-Scholes values for fiscal 2018, 2017 and 2016.

(c)	This column shows the value of the annual bonuses received by the Named Executive Officers in accordance with the Profit Participation Plan as part of the short-term incentive plan of the Company.
(d)

This amount includes the Company’s contribution under CGI’s Share Purchase Plan, the contribution towards health insurance benefits and related insurance coverage, but excludes the value of perquisites and other personal benefits which in the aggregate was less than $50,000 or 10% of the aggregate salary and bonus under the Profit Participation Plan for the particular fiscal year and which is therefore not required to be disclosed.

(e)

Messrs. Schindler and Henderson are paid in U.S. dollars. The amounts shown (other than those for option-based awards) are in Canadian dollars converted on the basis of the average exchange rate used in the Company’s annual audited consolidated financial statements which was CAD1.2838, CAD1.3140 and CAD1.3255, for each U.S. dollar in fiscal 2018, 2017 and 2016 respectively. Please refer to the disclosure concerning the foreign exchange rates used for financial reporting purposes on page 17 of the Management’s Discussion and Analysis for the fiscal year ended September 30, 2018 and on page 15 of the Management’s Discussion and Analysis for the fiscal year ended September 30, 2017 under the heading Foreign Exchange.

(f)

Mr. Baticle is paid in euros. The amounts shown are in Canadian dollars converted on the basis of the average exchange rate used in the Company’s annual audited consolidated financial statements which was CAD1.5278, CAD1.4511 and CAD1.4722, for each euro in fiscal 2018, 2017 and 2016 respectively. Please refer to the disclosure concerning the foreign exchange rates used for financial reporting

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purposes on page 17 of the Management’s Discussion and Analysis for the fiscal year ended September 30, 2018 and on page 15 of the Management’s Discussion and Analysis for the fiscal year ended September 30, 2017 under the heading Foreign Exchange.

(g)

These amounts include costs relating to Mr. Henderson’s relocation from CGI’s Dallas office to its Fairfax office, amounting to $23,108 for fiscal 2018, $43,360 for fiscal 2017 and $49,706 for fiscal 2016. These amounts are in Canadian dollars.

Assumptions to determine Black-Scholes Values

	2018	2017	2016
Dividend yield (%)	0.00	0.00	0.00
Expected volatility (%)	23.84	25.44	25.07
Risk-free interest rate (%)	1.73	0.54	0.67
Expected life (years)	4.00	4.00	4.00

Key Features of CGI’s Long-Term Incentive Plans

Share Option Plan

The Share Option Plan is governed by the Board of Directors. The Committee makes recommendations to the Board of Directors in relation to the Share Option Plan and to grants of stock options, and is responsible for overseeing its administration. The Board of Directors has the ultimate and sole power and authority to grant stock options under the Share Option Plan and to interpret the terms and conditions of stock options that have been granted. The Board of Directors grants stock options by identifying the members, directors, and officers of eligible CGI entities who are to receive stock options, including the number of stock options, the subscription price, the stock option period and the vesting conditions. The determinations, designations, decisions and interpretations of the Board of Directors are binding and final. Management of the Company looks after the day-to-day administration of the Share Option Plan.

The total number of Class A subordinate voting shares authorized to be issued under the Share Option Plan is 53,600,000, being 19% of the issued and outstanding Class A subordinate voting shares and Class B shares as at September 30, 2018. As at September 30, 2018, 12,830,826 stock options were outstanding under the Share Option Plan, representing approximately 4.59% of the issued and outstanding Class A subordinate voting shares and Class B shares, 5,695,648 of which were vested as of September 30, 2018. As at such date, a total of 14,993,140 stock options remained issuable under the Share Option Plan, representing approximately 5.37% of the issued and outstanding Class A subordinate voting shares and Class B shares.

The maximum number of stock options that may be issued in the aggregate to any single individual under the Share Option Plan cannot exceed 5% of the total number of Class A subordinate voting shares and Class B shares issued and outstanding at the time of the grant. The number of Class A subordinate voting shares issuable to insiders in the aggregate, at any time, pursuant to the Share Option Plan and any other securities-based compensation arrangement cannot exceed 10% of the Class A subordinate voting shares and Class B shares issued and outstanding. The number of Class A subordinate voting shares issued to insiders within any one-year period pursuant to the Share Option Plan and any other securities-based compensation arrangement cannot exceed 10% of the Class A subordinate voting shares and Class B shares issued and outstanding.

The following table discloses the burn rate for each of the three most recently completed fiscal years for the Share Option Plan of the Company:

Burn Rate	2018	2017	2016
Total number of stock options granted under the Share Option Plan during the applicable fiscal year, divided by the weighted average number of Class A subordinate voting shares and Class B shares outstanding for the applicable fiscal year.	1.03%	1.29%	1.31%

Under the Share Option Plan, the Board of Directors may at any time amend, suspend or terminate the Share Option Plan, in whole or in part, subject to obtaining any required approval from the TSX, the Company’s shareholders or other regulatory authorities. For more information concerning the rules to amend the Share Option Plan, please refer to the heading Amendments to Share Option Plan later in this document. Stock options may not be assigned, pledged or otherwise encumbered other than by will or in accordance with the laws relating to successions.

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Under the Share Option Plan, the Board of Directors, on the recommendation of the Committee, may grant to eligible participants stock options to purchase Class A subordinate voting shares. The exercise price of the stock options granted is determined by the Board of Directors and cannot be lower than the closing price of the Class A subordinate voting shares on the TSX on the trading day immediately preceding the day on which the stock options are granted. The Board of Directors also determines the applicable stock option period and vesting rules.

Employees, officers, and directors of the Company may receive stock options under the Share Option Plan. The Board of Directors made the decision to cease granting stock options to outside directors effective October 1, 2015.

Stock options that have been granted under the Share Option Plan cease to be exercisable and all rights under those stock options lapse upon the expiry of their term, which cannot exceed ten years from their date of grant.

Upon resignation or termination, stock options that have not vested are forfeited and cancelled, and vested stock options must be exercised during a 90 day period following termination or resignation.

Employees who retire, directors who leave the Board of Directors and the estates of deceased stock option holders benefit from the automatic vesting of stock options that have become eligible to vest in accordance with performance vesting rules, but that have yet to vest due to time-based vesting. Those stock options must be exercised within 90 days in the case of retirement or 180 days if the stock option holder dies, subject to the extension of the exercise periods explained in more detail below. The Board of Directors, on the recommendation of the Committee, has the discretion to vary these periods and to accelerate the vesting period, provided that the maximum term for any stock option is ten years from the time it is granted.

The Company does not provide any financial assistance to participants under the Share Option Plan.

Blackout Periods

In keeping with CGI’s Insider Trading and Blackout Periods Policy, stock options may not be exercised by insiders when a trading blackout period is in effect.

If the date on which a stock option expires occurs during a blackout period or within ten business days after the last day of a blackout period, the date of expiry of the stock option will be the tenth business day following the termination of the blackout period.

Extensions for Length of Service

Retiring members, directors and officers, as well as the estates of deceased stock option holders earn one day of extension for every three days of service to the Company, up to a maximum extension period of three years. The extension period is earned pro-rata day by day during the stock option holder’s service to the Company. The extension period for length of service cannot extend the life of a stock option beyond the period of time determined by the Board of Directors as the stock option term and, which may not exceed ten years from the date of grant.

Amendments to Share Option Plan

The Board of Directors, on the recommendation of the Committee, may amend, suspend or terminate the Share Option Plan, or amend any term of an issued and outstanding stock option provided that no amendment, suspension or termination may be made without:

•	obtaining approval of the shareholders of the Company, except when approval is not required under the terms of the Share Option Plan, as explained in more detail below;

•	obtaining any required approval of any applicable regulatory authority or stock exchange; and

•

in the case of issued and outstanding stock options, obtaining the consent or, subject to regulatory approval, the deemed consent of the concerned optionee in the event that the amendment materially prejudices the optionee’s rights.

Shareholder approval is not required with respect to the following amendments, in as much as the amendment is in accordance with applicable regulatory requirements:

•	changing the eligibility for, and limitations on, participation in the Share Option Plan;

•

modifying the periods during which stock options may be exercised, subject to (i) the stock option period terminating on or before the tenth anniversary of the date of the grant of the stock option and subject to the effect of blackout periods, and (ii) a maximum stock option exercise period extension of three years;

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•

changing the terms on which stock options may be granted and exercised including, without limitation, the provisions relating to the price at which shares may be purchased under the Share Option Plan, to the extent that the subscription price is not reduced, vesting, expiry, assignment and the adjustments to be made in the event of certain changes such as stock splits that affect all shareholders;

•	making amendments that are necessary to comply with applicable law or the requirements of any applicable regulatory authority or stock exchange;

•	correcting or rectifying any ambiguity, defective provision, error or omission in the Share Option Plan; and

•	changing the provisions of the Share Option Plan that relate to its administration.

Finally, any amendment that would reduce the subscription price of an issued and outstanding stock option, lead to a significant or unreasonable dilution of the issued and outstanding shares, extend the expiry date of stock options held by insiders beyond the exercise periods contemplated under the Share Option Plan, or provide additional material benefits to insiders of the Company, requires shareholder approval.

Equity Compensation Plan Information as at September 30, 2018

The following table shows the total number of shares to be issued upon the exercise of outstanding stock options under all of CGI’s equity-based compensation plans, their weighted average exercise price, and the number of shares available for future issuance.

Plan Category	Number of Class A subordinate voting shares to be issued upon the exercise of outstanding stock options (#)	Weighted average exercise price of outstanding stock options ($)	Number of Class A subordinate voting shares remaining available for future issuance under equity compensation plans (excluding shares issuable under outstanding stock options) (#)
Equity compensation plans approved by shareholders	12,830,826	52.01	14,993,140
Equity compensation plans not approved by shareholders	–	–	–
Total	12,830,826	52.01	14,993,140

Performance Share Unit Plans

The PSU Plans are governed by the Board of Directors and the Committee may make recommendations to the Board of Directors in relation to the PSU Plans and to awards of PSUs. The Board of Directors has the ultimate and sole power and authority to award PSUs under the PSU Plans and to interpret the terms and conditions of PSUs that have been awarded.

Under the PSU Plans, the Board of Directors may at any time amend, suspend or terminate the PSU Plans, in whole or in part, or amend any term of any issued and outstanding awards including the earning, vesting and expiry of an outstanding award. PSUs may not be assigned, pledged or otherwise encumbered other than by will or in accordance with the laws relating to successions.

Under the PSU Plans, the Board of Directors may award PSUs to executives and to other eligible participants. Each PSU entitles the participant to receive one Class A subordinate voting share, subject to the achievement of performance and time vesting conditions.

Following an award of PSUs, the applicable plan trustee purchases in the open market the shares required to be delivered to the participants on settlement. The applicable plan trustee holds the shares in trust for the purposes of the PSU Plans.

Subject to trading blackout periods, PSUs are settled within 30 days of vesting. On the settlement date, participants receive from the applicable plan trustee a number of Class A subordinate voting shares equal to the number of PSUs that have vested, less any Class A subordinate voting shares sold in the open market on behalf of the participant to satisfy tax obligations. Participants under the 2014 PSU Plan may elect to defer the settlement of PSUs to a later date not later than the expiry date of the PSUs.

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Upon resignation or termination, PSUs that have not become eligible to vest are forfeited and cancelled, and PSUs that have become eligible to vest are settled on the date of resignation or termination.

Participants who retire and the estates of deceased participants benefit from the automatic vesting of PSUs that have become eligible to vest in accordance with performance vesting rules, but that have yet to vest due to time-based vesting. Those PSUs are settled on the date of retirement or death.

PSUs expire on the business day preceding December 31 of the third calendar year following the end of the fiscal year during which the PSU award is made. On the expiry date, all remaining PSUs in the participant’s account that are eligible to vest but that have not yet vested are automatically vested and settled.

The Company does not provide any financial assistance to participants under the PSU Plans.

Blackout Periods

In keeping with CGI’s Insider Trading and Blackout Periods Policy, there cannot be any settlement of PSUs under the PSU Plans when a trading blackout period is in effect.

If the date of settlement of a PSU falls during a blackout period, such date will be postponed until the first business day following the termination of the blackout period or the expiry of any regulatory notice period, as applicable.

Termination Benefits

The Named Executive Officers do not benefit from special contractual rights upon employment termination. They are therefore entitled to the same rights as those available to all members under the laws applicable to their employment. The provisions that apply to termination of employment under the Share Option Plan and under the PSU Plans apply in the same way to all participants under those plans and they are described above under the headings Share Option Plan and Performance Share Unit Plans.

Compensation of Directors

Board of Directors and Standing Committee Fees

For fiscal 2018, Ms. Julie Godin and Messrs. Serge Godin, André Imbeau and George D. Schindler were not compensated for their roles as directors of the Company.

The compensation paid to the outside directors changed to a flat fee structure on October 1, 2015. The Board of Directors also decided to cease granting stock options to outside directors as of that date. The following table sets out the elements of the compensation paid to outside directors for the year ended September 30, 2018:

Component	Amount
Board Retainer (includes membership to one Committee)	$210,000
Lead Director or Committee Chair Retainer	$20,000
Committee Member Retainer for each additional Committee	$20,000

Directors must receive at least half of their Board retainer in DSUs, subject to the exceptions listed below. The remaining half of the Board retainer and the other retainers may also be payable in DSUs at the election of the director. A director can elect to receive the entire amount of the Board retainer in cash instead of in DSUs if (i) the director is not a resident of Canada for income tax purposes, (ii) the director purchased in the open market the same number of Class A subordinate voting shares he or she would have received in the form of DSUs, or (iii) the director is otherwise exempted by the Board of Directors. Directors who must travel significant distances to attend meetings of the Board of Directors and its standing committees also receive long distance travel allowances.

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For the year ended September 30, 2018, the compensation paid to directors was as follows:

Directors’ Compensation Table

Name(a)	Cash Fees(b) ($)	Share-Based Awards(c) ($)	All other compensation(d) ($)	Total ($)
Alain Bouchard	–	230,000	5,000	235,000
Bernard Bourigeaud(e)(f)	–	268,853	12,745	281,598
Jean Brassard(g)	–	70,000	–	70,000
Dominic D’Alessandro(f)	–	250,000	5,000	255,000
Paule Doré	125,000	105,000	5,000	235,000
Richard B. Evans(e)	–	268,853	32,102	300,955
Timothy J. Hearn(h)	112,500	112,500	25,000	250,000
Gilles Labbé	–	230,000	5,000	235,000
Heather Munroe-Blum(f)(i)	105,000	120,000	5,000	230,000
Michael B. Pedersen(e)	–	253,139	–	253,139
Michael E. Roach	105,000	105,000	5,000	215,000
Joakim Westh(e)	268,853	–	102,156	371,009

(a)

Ms. Julie Godin and Messrs. Serge Godin, André Imbeau and George D. Schindler were not compensated for their roles as directors of the Company. Ms. Julie Godin received $1,605,437 in fiscal 2018 as compensation in respect of her services as an executive officer of the Company and Mr. André Imbeau received $720,960 in fiscal 2018 as compensation in respect of his services as an officer of the Company. Please refer to the Net Compensation Table and the Summary Compensation Table earlier in this document for a summary of Messrs. Godin and Schindler’s fiscal 2018 compensation. Mses. Reed and Waller are not included in this table as they joined the Board of Directors after September 30, 2018.

(b)

This column shows the retainer fees paid in cash to the directors for fiscal 2018. Messrs. Bouchard, Bourigeaud, Brassard, D’Alessandro, Evans, Labbé and Pedersen elected to receive 100% of their total annual retainers in the form of DSUs. Mr. Westh was exempted from the requirement to receive 50% of his Board retainer in DSUs as he is a non-resident of Canada for income tax purposes.

(c)	This column shows the value of the retainer fees paid in DSUs to the directors for fiscal 2018.
(d)	The amounts shown as “All other compensation” are in respect of long distance travel allowances.
(e)

Messrs. Bourigeaud, Evans and Westh are paid in U.S. dollars at par, based on the same fee arrangement as other outside directors. For the first three quarters of fiscal 2018, Mr. Pedersen was also paid in U.S. dollars at par, based on the same fee arrangement as other outside directors (since the fourth quarter he is paid in Canadian dollars). The amounts shown (other than the amounts for share-based compensation of Mr. Pedersen with respect to the fourth quarter) are in Canadian dollars converted on the basis of the average exchange rate used to present expense information in the Company’s annual audited consolidated financial statements which was CAD1.2838 for each U.S. dollar for fiscal 2018. Please refer to the disclosure concerning the foreign exchange rates used for financial reporting purposes on page 17 of the Management’s Discussion and Analysis for the fiscal year ended September 30, 2018 under the heading Foreign Exchange.

(f)

Mr. Bourigeaud is not seeking reelection on the Board of Directors and will therefore cease to be a director and a member of the Human Resources Committee on January 30, 2019. Mr. D’Alessandro and Ms. Munroe-Blum are also not seeking reelection on the Board of Directors and will therefore cease to be directors as well as members of the Human Resources Committee and of the Corporate Governance Committee on January 30, 2019.

(g)	Mr. Brassard did not seek reelection on the Board of Directors at the Annual General Meeting of January 31, 2018 and therefore ceased to be a director on January 31, 2018.
(h)

Mr. Hearn ceased to be a member of the Audit and Risk Management Committee on January 31, 2018. He was appointed as a member of the Human Resources Committee and as a member of the Corporate Governance Committee on January 31, 2018.

(i)	Ms. Munroe-Blum was appointed as a member of the Human Resources Committee on January 31, 2018 in addition to her membership as a member of the Corporate Governance Committee.

Deferred Stock Units Plan and Deferred Stock Units Granted to Directors

CGI’s deferred stock unit plan for members of the Board of Directors (the “DSU Plan”) provides non-cash compensation to directors. The DSU Plan is governed by the Board of Directors and the Committee may make recommendations to the Board of Directors in relation to the DSU Plan and to awards of DSUs. The Board of Directors has the ultimate and sole power and authority to award DSUs under the DSU Plan and to interpret the terms and conditions of DSUs that have been awarded. Management of the Company is responsible for the day-to-day administration of the DSU Plan.

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The Board of Directors may at any time amend or terminate the DSU Plan, including to suspend or limit the right of directors to participate in the DSU Plan. DSUs may not be assigned, sold or otherwise disposed of, except by will or other testamentary document, or otherwise in accordance with the laws relating to successions.

The number of DSUs credited to a director on each retainer payment date is equal to the amount of the retainer due to be paid in DSUs divided by the closing price of the Class A subordinate voting shares on the TSX on the day immediately preceding the retainer payment date. Once credited, the value of the DSUs credited to a director’s DSU account is determined based on the market price of the Class A subordinate voting shares.

The value of DSUs credited to the director’s account is payable only upon delivery of a redemption notice after the director has ceased to be a member of the Board of Directors. The amount paid at the time of redemption corresponds to the number of DSUs accumulated by the member multiplied by the closing price of the Class A subordinate voting shares on the payment date selected by the director. Directors may select a redemption date for the DSUs subsequent to the date on which they cease to be members of the Board of Directors by written notice sent no later than December 15 of the calendar year immediately following the year in which they leave the Board of Directors. The amount is paid in cash and is subject to applicable withholding taxes.

Stock Options Held by Directors

Up until fiscal 2015, members of the Board of Directors were entitled to grants of stock options under the Share Option Plan. Each such stock option was issued with a ten year exercise period and a four-year vesting period and the exercise price of all options granted to directors was equal to the closing price of the Class A subordinate voting shares on the TSX on the trading day immediately preceding the date of the grant.

See the table in Appendix B for an overview of all outstanding stock options held as at September 30, 2018 by the members of the Board of Directors who are not Named Executive Officers as well as the in-the-money value of such stock options and the aggregate value of outstanding and vested DSUs held in respect of their services for completed fiscal years. For members of the Board of Directors who are Named Executive Officers, please refer to the table in Appendix A.

Incentive Plan Awards – Value Vested or Earned During the Year

The table below shows the value of stock option grants (referred to as option-based awards) and DSU awards (referred to as share-based awards) made to members of the Board of Directors who are not Named Executive Officers that vested in fiscal 2018. Outside directors did not receive any non-equity incentive plan compensation in fiscal 2018.

Name(a)	Option-based awards – Value vested during the year(b) ($)		Share-based awards – Value vested during the year(c) ($)	Non-equity incentive plan compensation – Value earned during the year ($)
Alain Bouchard	34,216		230,000	–
Bernard Bourigeaud(d)	34,216		268,853	–
Jean Brassard(e)	54,578		70,000	–
Dominic D’Alessandro(d)	34,216		250,000	–
Paule Doré	34,216		105,000	–
Richard B. Evans	34,216		268,853	–
Julie Godin	571,563	(f)	–	324,000	(g)
Timothy J. Hearn	11,113		112,500	–
André Imbeau	89,700	(f)	–	–
Gilles Labbé	34,216		230,000	–
Heather Munroe-Blum(d)	9,056		120,000	–
Michael B. Pedersen	–		253,139	–
Michael E. Roach	–		105,000	–
Joakim Westh	34,216		–	–

(a)

The value vested or earned during fiscal 2018 for Messrs. Godin and Schindler are set out in the table titled Incentive Plan Awards – Value Vested During the Year under the heading Compensation of Named Executive Officers earlier in this document as they are Named Executive Officers. Mses. Reed and Waller are not included in this table as they joined the Board of Directors after September 30, 2018.

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(b)

This column shows the value of stock options held by directors that vested during fiscal 2018. The values indicated for all directors in the table above relate to vested stock options the directors received prior to October 1, 2015 as compensation for their services as directors, except for Ms. Godin and Mr. Imbeau whose value vested relates to stock options they received until the end of fiscal 2018 as compensation for their services as an executive officer and an officer of the Company, respectively. The exercise prices for the stock options that vested during fiscal 2018 were as follows for all directors: (i) for grants made in fiscal 2014, of $36.15 for all directors, except Ms. Godin, whose stock options were granted with an exercise price of $37.11; (ii) for grants made in fiscal 2015, of $37.82 for all directors, except Mr. Imbeau, whose stock options were granted with an exercise price of $39.47, and Mr. Hearn and Ms. Munroe-Blum, whose stock options were granted with an exercise price of $46.92 and $50.21 respectively; (iii) for grants made in fiscal 2016, of $48.16 for Ms. Godin and of $48.16 and $52.63 for Mr. Imbeau, and (iv) for grants made in fiscal 2017, of $63.23 for Ms. Godin and Mr. Imbeau. Among the stock options that became eligible to vest, one quarter of the stock options granted for fiscal 2014, one quarter of the stock options granted for fiscal 2015 and one quarter of the stock options granted for fiscal 2016 vested on October 1, 2017 when the closing price of the shares was $64.70, and one quarter of the stock options granted for fiscal 2017 vested on November 7, 2017 when the closing price for the shares was $68.13.

(c)	The share-based awards are DSUs. See the heading Deferred Stock Units Plan and Deferred Stock Units Granted to Directors earlier in this document for a description of DSUs granted to directors.
(d)

Mr. Bourigeaud is not seeking reelection on the Board of Directors and will therefore cease to be a director and a member of the Human Resources Committee on January 30, 2019. Mr. D’Alessandro and Ms. Munroe-Blum are also not seeking reelection on the Board of Directors and will therefore cease to be directors as well as members of the Human Resources Committee and of the Corporate Governance Committee on January 30, 2019.

(e)	Mr. Brassard did not seek reelection on the Board of Directors at the Annual General Meeting of January 31, 2018 and therefore ceased to be a director on January 31, 2018.
(f)

As indicated in note (b) above, the value of stock options that vested during the year for Ms. Godin and Mr. Imbeau is in relation to stock options they received as compensation in respect of their services as an executive officer and an officer of the Company, respectively until the end of fiscal 2018.

(g)	This amount shows the annual bonus received by Ms. Godin in accordance with the Profit Participation Plan as part of the short-term incentive plan of the Company.

Additional Disclosure relating to Directors and Named Executive Officers

As at December 10, 2018, no directors, Named Executive Officers, former directors or former senior officers of the Company were indebted to the Company.

Other than as disclosed below, to the best knowledge of the Company and based upon information provided by each director nominee, no such nominee is, as at the date of this Management Proxy Circular, or has been within 10 years before the date of this Management Proxy Circular a director or executive officer of any company (including the Company) that, while such person was acting in that capacity or within a year of that person ceasing to act in that capacity, became bankrupt, made a proposal under any legislation relating to bankruptcy or insolvency or was subject to or instituted any proceedings, arrangements or compromise with creditors or had a receiver, receiver manager or trustee appointed to hold its assets:

Mr. Evans was a director and the Non-Executive Chairman of AbitibiBowater Inc. in 2009 (now Resolute Forest Products Inc.), when the company sought creditor protection under Chapter 11 of the U.S. Bankruptcy Code and the Companies’ Creditors Protection Act in Canada. He retired in May 2013 as Non-Executive Chairman and director of Resolute Forest Products Inc. Mr. Evans was also Chairman of the Board of Noranda Aluminium Holding Corp, a company which filed and was granted protection under the Chapter 11 of the United States Bankruptcy Code on February 8, 2016.

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The Committee has responsibility for all corporate governance matters including making recommendations to the Board of Directors in relation to the composition of the Board of Directors and its standing committees. The Committee also administers the self-assessment process for the Board, its standing committees and individual directors.

The Committee is composed of Ms. Paule Doré, Chair of the Committee, Mr. Dominic D’Alessandro, Lead Director, Mr. Timothy J. Hearn and Ms. Heather Munroe-Blum, all of whom are independent directors.

Mr. D’Alessandro has decided that he will not seek reelection at the Meeting and, as a result, his term as a director, Lead Director and member of the Human Resources Committee and of the Corporate Governance Committee, will come to an end at the time of the Meeting. In connection with the Meeting, the Board of Directors will appoint another independent director as new Lead Director. Ms. Munroe-Blum has also decided that she will not seek reelection at the Meeting, as a result of which, her term as a director as well as member of the Human Resources Committee and of Corporate Governance Committee will come to an end at the time of the Meeting. One or more new members of the Corporate Governance Committee will be appointed from amongst the independent directors by the Board of Directors in connection with the Meeting.

The Committee held four regular meetings during fiscal 2018.

The role and responsibilities of the Chair of the Committee are described under the heading Role and Responsibilities of the Lead Director and Standing Committee Chairs later in this document.

The role and responsibilities of the Committee are contained in the Committee’s charter, which is incorporated by reference in this Management Proxy Circular (see the heading Mandate, Structure and Composition of CGI’s Board of Directors). The Committee’s charter is available on CGI’s website at www.cgi.com. The role and responsibilities of the Committee include:

•	developing the Company’s approach to governance issues and the Company’s response to corporate governance requirements and guidelines;

•	reviewing the composition of the Board of Directors, its standing committees and members, and recommending Board nominees;

•	carrying out the annual Board of Directors self-assessment process;

•	overseeing the orientation and continuing education program for directors; and

•	helping to maintain an effective working relationship between the Board of Directors and management.

Corporate Governance Practices

Adherence to high standards of corporate governance is a hallmark of the way CGI conducts its business. The disclosure that follows sets out CGI’s corporate governance practices. CGI’s corporate governance practices conform to those followed by U.S. domestic companies under the NYSE listing standards.

CGI’s Shareholders

CGI’s shareholders are the first and most important element in the Company’s governance structures and processes. At each Annual General Meeting of Shareholders, the Company’s shareholders elect the Company’s Board of Directors and give them a mandate to manage and oversee the management of the Company’s affairs for the coming year. Shareholders have the option of withholding their votes for individual directors, should they wish to do so.

In the normal course of operations, certain corporate actions which may be material to CGI are initiated from time to time by the Company’s senior management and, at the appropriate time, are submitted to CGI’s Board of Directors for consideration and approval. When appropriate, such matters are also submitted for consideration and approval by CGI’s shareholders. All such approvals are sought in accordance with the charters of the Board of Directors and its standing committees, CGI’s corporate governance practices and applicable corporate and securities legislation and regulations. Messrs. Serge Godin and André Imbeau, respectively CGI’s Founder and Executive Chairman of the Board, and CGI’s Founder and Advisor to the Chairman of the Board, are directors of CGI and, as at December 10, 2018, beneficially owned, directly or indirectly, or exercised control or direction over, shares of CGI representing respectively approximately 47,61% and 6,33% of the votes attached to all of the Company’s outstanding voting shares.

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As with other stakeholders, its clients and its members, CGI constantly solicits feedback from its investors in order to continuously improve, and compare its performance objectively against other publicly traded companies. Several years ago, the Company adopted the Shareholder Partnership Management Framework (“SPMF”) which describes the management of its information and relationship with its investors beyond the prescribed activities associated with corporate governance, transparency and the disclosure of results. The SPMF structures the processes and information flows between CGI and its shareholders, as well as with the investment community, including both buy-side (institutional investors) and sell-side (investment dealers) research analysts. The Company obtained ISO 9001 certification for the application of the SPMF in its operations and for the management of its relationship with its shareholders. During fiscal 2018, the Company held 186 meetings with investors worldwide.

Corporate Social Responsibility Policy

One of CGI’s strategic goals is for its communities to recognize it as a caring and responsible corporate citizen and corporate social responsibility is one of its six values. In collaboration with its clients and the expertise of its 74,000 professionals, the Company strives to be a global leader in benefiting the well-being of its communities, encouraging and educating more young people to be technically literate, and supporting environmental sustainability.

CGI’s corporate social responsibility (CSR) policy applies to all facets of its business and promotes the health and wellness of its members, its member ownership philosophy, investment in not-for-profit organizations and programs that help enhance the well-being of local communities, the protection of the environment through responsible and environmentally oriented operating practices, the importance of acting in an ethically sound manner, the strengthening of its contribution to a sustainable procurement policy, and the evolution of its good corporate governance practices.

CGI is committed to protecting the environment through responsible operating practices, as well as delivering a robust set of environmental and energy solutions for its clients. CGI was included within top indices that cover the world’s most sustainable companies, including the Dow Jones Sustainability Indices, and has a “gold” certification with EcoVadis. In addition, CGI’s operations in a number of European countries are ISO 14001 certified for effective environmental management system (EMS).

CGI’s local proximity business model also ensures that the Company is close to its clients and communities. Dream Connectors is a global CSR program through which all CGI members are invited to submit ideas to improve the social, economic and environmental well-being of the communities in which they live and work. Hundreds of ideas are received annually and, following a company-wide vote, projects are selected to receive corporate support, including access to IT, facilities, funding and CGI volunteers.

You can read more about CGI’s corporate social responsibility and environmental, social and governance initiatives on CGI’s website at www.cgi.com/en/corporate-social-responsibility.

Diversity

The notion of diversity is a core element to CGI’s values and it is included in its Board of Directors’ and standing committees’ charters and related work programs. The mandates of the Human Resources Committee and Corporate Governance Committee specifically detail the criteria to be considered for board candidates and officer appointments to support diversity among the Board of Directors and the Company’s executives. Nominees proposed to join the Board of Directors or the executive team are selected after considering, among other things, the persons’ skills and expertise required to achieve stewardship and management of CGI, their knowledge of the vertical markets in which the Company operates, their operational and financial literacy, as well as the diversity of their background, including gender, ethnicity, age, experience and geographical representation.

The work program of the Corporate Governance Committee also provides for an annual review of the measures applied by the Company to promote diversity, their effectiveness, and the annual and cumulative progress made in achieving their objectives, which results are then reviewed annually by the Board of Directors. The charters of the Board of Directors and of the Corporate Governance Committee include the Company’s objective of having a Board of Directors composed of at least 30% of women. CGI is very proud that the representation of women on its Board of Directors is now in line with this objective, which will continue to be monitored regularly.

The Corporate Governance Committee and the Board of Directors continue to believe in the importance of balancing all eligibility criteria, including appropriate competencies, skills, industry knowledge, financial experience and personal qualities of candidates, as well as the diversity of their background (including gender, ethnicity, age, experience and geographical

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representation), when considering director candidates and officer appointments. CGI’s success is due in large measure to the Company’s experience and expertise in the vertical markets in which it operates. The selection criteria for CGI’s Board of Directors and executive officers recognize this important factor and are designed to ensure that the Company, while supporting diversity objectives, continues to have the subject matter experts on the Board of Directors and among its executives who can effectively provide experience, expertise and business and operational insight into each of the vertical markets in which the Company operates.

Majority Voting Policy

The Company has adopted a Majority Voting Policy for Directors (the “Majority Voting Policy”) to ensure that the Board of Directors of the Company remains composed of directors elected by a majority of the votes cast in favour of their election.

In an uncontested election of directors of the Company, a nominee for election to the Board of Directors must immediately offer to resign by tendering a resignation letter to the Chairman of the Board of Directors following the shareholders meeting at which the election took place if the number of votes that have been withheld from the director is equal to or greater than the number of votes cast in favour of the director. The Committee will meet promptly following the receipt of the resignation to consider the director’s offer to resign.

The Committee will recommend to the Board of Directors that the resignation be accepted unless the Committee determines that exceptional circumstances exist that justify the Committee’s recommendation that the resignation not be accepted. The Board of Directors will act on the Committee’s recommendation within 90 days following the shareholders’ meeting at which the director was elected. In deciding whether to accept the recommendation of the Committee, the Board of Directors will consider the factors examined by the Committee and may in addition consider any information it considers in its sole discretion to be relevant to its decision. The Board of Directors will accept the resignation unless it determines that exceptional circumstances justify otherwise. Following its decision, the Board of Directors will issue a press release concerning its decision, and stating the reasons for not accepting the resignation if that is the case, a copy of which shall be promptly provided to the TSX.

A director who is required to offer a resignation in accordance with the Majority Voting Policy shall not participate in any manner in the meeting or meetings of the Committee and of the Board of Directors convened to consider the resignation. A director who fails to offer to resign in accordance with the Majority Voting Policy will not be re-nominated by the Board of Directors for election by the shareholders.

Clawback Policy

The Company has adopted an incentive compensation clawback policy (the “Clawback Policy”) which allows the Board of Directors to require the reimbursement of short-term and long-term incentive compensation received by certain officers and other employees, if such compensation was paid in whole or in part as a result of gross negligence, intentional misconduct, theft, embezzlement, fraud or other serious misconduct, or in the event of a restatement of the Company’s annual or interim financial statements resulting from material non-compliance with any financial reporting requirements under applicable laws, and in circumstances in which the Board of Directors determines that such individual would not have been entitled to such compensation had a restatement not been required.

The Clawback Policy applies to any officer of the Company and any other individual who may be designated from time to time by the Board of Directors and includes compensation under any short-term or long-term incentive plan, including the Profit Participation Plan, the Share Option Plan, the PSU Plans and any other contingent compensation. Recovery under the Clawback Policy is limited to compensation paid, granted or awarded to, or received or earned by, or vested in favour of any covered leader in the then current fiscal year and the immediately preceding three financial years and may be implemented through various forms, including direct reimbursement, deduction from salary or future payments, grants or awards of incentive compensation, or cancellation or forfeiture of vested or unvested stock options, PSUs or any other incentive awards held by the individual.

Insider Trading and Blackout Periods Policy

The Company has adopted an Insider Trading and Blackout Periods Policy which is designed to prevent improper trading in the securities of CGI and the improper communication of privileged or material information with respect to CGI that has not been generally disclosed, including compliance with insider trading and tipping rules. Under the policy, those who normally have access to material information that has not been generally disclosed may only trade in CGI securities within the period beginning on the third business day following the release of CGI’s quarterly financial results and fiscal year-end results and

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ending at the close of business on the fourteenth calendar day preceding the end of the following fiscal quarter. Discretionary blackout periods and restrictions on trading in securities applicable to certain designated members may also be prescribed from time to time for such period of time as is deemed necessary as a result of special circumstances relating to the Company. The policy also provides processes for the pre-clearance of trades in CGI securities and for reporting by the reporting insiders of the Company.

The Insider Trading and Blackout Periods Policy contains anti-hedging restrictions to ensure that senior executives, including the Chief Executive Officer, are restricted from engaging in short sales, transactions in derivatives in respect of Company’s securities or any other hedging or equity monetization transaction in which the individual’s economic interest and risk exposure in Company securities is changed.

Mandate, Structure and Composition of the Board of Directors

The Committee and the Board of Directors are of the view that the size and composition of the Board of Directors and its standing committees are well suited to the circumstances of the Company and allow for the efficient functioning of the Board of Directors as an independent decision-making body.

Board of Directors and Committee Charters

Each standing committee operates according to its charter approved by the Board of Directors which sets out the committee’s duties and responsibilities.

The Board of Directors’ charter and the charter of each of the standing committees require that they be reviewed annually. As part of that process each standing committee undertakes a review of its mandate and tables any recommendations for changes with the Committee. The Committee reviews the submissions of the standing committees and also reviews the Board of Directors’ charter. The Committee then makes a recommendation to the Board of Directors based on the conclusion of the review. The Board of Directors takes the Committee’s recommendation into account in making such changes as it determines to be appropriate.

The Board of Directors and standing committee charters are attached as Appendix A to CGI’s Annual Information Form for the fiscal year ended September 30, 2018 (the “2018 Annual Information Form”) which is available on the Canadian Securities Administrators’ website at www.sedar.com and on CGI’s website at www.cgi.com. A copy of the 2018 Annual Information Form will be provided to shareholders by CGI upon request. The charters of the Board of Directors and its standing committees are hereby incorporated by reference from Appendix A to the 2018 Annual Information Form.

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The key responsibilities of each standing committee are summarized in the reports contained in this Management Proxy Circular and each standing committee is composed entirely of independent directors. The following table summarizes the current membership of each of the Company’s standing committees.

Committee	Membership

Audit and Risk Management Committee
Gilles Labbé (Chair) Richard B. Evans Michael B. Pedersen Joakim Westh

Corporate Governance Committee
Paule Doré (Chair) Dominic D’Alessandro(a) Timothy J. Hearn(b) Heather Munroe-Blum(c)

Human Resources Committee
Alain Bouchard (Chair) Bernard Bourigeaud(d) Dominic D’Alessandro(a) Timothy J. Hearn(b) Heather Munroe-Blum(c)

(a)

Mr. D’Alessandro is not seeking reelection on the Board of Directors and will therefore cease to be a director as well as a member of the Human Resources Committee and of the Corporate Governance Committee on January 30, 2019.

(b)

Mr. Hearn ceased to be a member of the Audit and Risk Management Committee on January 31, 2018. He was appointed as a member of the Human Resources Committee and as a member of the Corporate Governance Committee on January 31, 2018.

(c)

Ms. Munroe-Blum was appointed as a member of the Human Resources Committee on January 31, 2018. Ms. Munroe-Blum is not seeking reelection on the Board of Directors and will therefore cease to be a director as well as a member of the Human Resources Committee and of the Corporate Governance Committee on January 30, 2019.

(d)	Mr. Bourigeaud is not seeking reelection on the Board of Directors and will therefore cease to be a director and a member of the Human Resources Committee on January 30, 2019.

In fiscal 2018, the Company also established a Special Committee. For more information concerning the Special Committee and its members, please refer to the heading Special Committee of the Board of Directors later in this document.

Role and Responsibilities of the Founder and Executive Chairman of the Board and of the President and Chief Executive Officer

Elected by the shareholders, the Board of Directors has delegated to management the responsibility for day-to-day management of the business of the Company in accordance with the Company’s Operations Management Framework which was adopted by the Board of Directors. The Operations Management Framework sets out the overall authority of the Company’s management team as well as the level of management approval required for the various types of operations and transactions in the ordinary course of the Company’s business.

The role of Founder and Executive Chairman of the Board allows Mr. Serge Godin to devote his time to the development and implementation of strategic initiatives, including strengthening the Company’s partnerships with existing clients and fostering key relationships that lead to new business, including large outsourcing contracts and strategic acquisitions. The nature of the responsibilities of the Founder and Executive Chairman of the Board are such that he is a senior executive officer of the Company and is not an independent Chairman of the Board.

All operational and corporate functions, other than the office of the Founder and Executive Chairman of the Board and the corporate secretariat which report to the Founder and Executive Chairman of the Board, report to the President and Chief Executive Officer who reports directly to the Board of Directors. The President and Chief Executive Officer, jointly with the management team, develop the strategies and corporate objectives which are approved by the Board of Directors. Each year, the Human Resources Committee assesses the performance of executive officers in achieving the objectives and makes

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recommendations to the Board of Directors in relation to the grant and vesting of stock options, the award and vesting of PSUs and the payment of bonuses under the Profit Participation Plan to executive officers, including the Named Executive Officers.

Taken together, the Operations Management Framework and the corporate objectives approved by the Board of Directors annually define the scope of management’s authority and responsibilities, including those of the Founder and Executive Chairman of the Board and of the President and Chief Executive Officer, in relation to the Company’s day-to-day operations and the attainment of its objectives. At each regularly scheduled Board meeting the Founder and Executive Chairman of the Board and the President and Chief Executive Officer report on their stewardship of the Company’s operations, and their performance relative to fixed objectives is assessed annually. Ultimately, the Board of Directors reports to the shareholders at the Annual General Meeting of Shareholders.

Role and Responsibilities of the Lead Director and Standing Committee Chairs

Lead Director

The charter of the Board of Directors, which is incorporated by reference in this Management Proxy Circular (see the heading Mandate, Structure and Composition of the Board of Directors earlier in this document), requires that the Board of Directors appoint a Lead Director from among the independent directors. The Lead Director is responsible for ensuring that the Board of Directors acts independently of the Company’s management and is alert to its obligations towards shareholders.

Mr. Dominic D’Alessandro, an independent member of the Board of Directors, is currently CGI’s Lead Director. Given that Mr. D’Alessandro is not seeking reelection at the Meeting, his term as Lead Director will end on January 30, 2019, and, in connection with the Meeting, the Board of Directors will select another independent director as replacement to act as Lead Director.

In fulfilling his responsibilities, the Lead Director provides input to the Founder and Executive Chairman of the Board in the preparation of the agendas of the meetings of the Board of Directors, sets the agenda for, and chairs the meetings of, the independent directors, and leads the annual self-evaluation process for the Board of Directors and directors peer review process every two years.

Together with the Founder and Executive Chairman of the Board, the Lead Director facilitates the effective and transparent interaction of Board members and management. The Lead Director also provides feedback to the Founder and Executive Chairman of the Board and acts as a sounding board with respect to strategies, accountability, relationships and other matters.

Standing Committee Chairs

The role and responsibilities of each of the Chairs of the standing committees of the Board of Directors are set forth in the charter of each committee. The standing committees’ charters are incorporated by reference in this Management Proxy Circular (see the heading Mandate, Structure and Composition of the Board of Directors earlier in this document).

The Chair of each committee is responsible for leading the committee’s work and, in that capacity, ensuring that the committee’s structure and mandate are appropriate and adequate to support the fulfilment of its responsibilities, that the committee has adequate resources as well as timely and relevant information to support its work, and that the scheduling, organization and procedures of committee meetings provide adequate time for the consideration and discussion of relevant issues. The committee Chair is responsible for ensuring that the effectiveness of the committee is assessed on a regular basis.

The Chair presides the committee’s meetings and works with the Founder and Executive Chairman of the Board, the Corporate Secretary and the Company’s relevant executive officers in setting both the calendar of the committee’s meetings and the agendas for each meeting and has the authority to convene special meetings of the committee. The committee Chair acts as liaison with the Company’s management in relation to the committee’s work program and ensures that the committee reports to the Board of Directors at each subsequent meeting of the Board of Directors in relation to the committee’s deliberations, decisions and recommendations.

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Special Committee of the Board of Directors

In February 2018, the Board of Directors established a special committee (the “Special Committee”) to consider the proposed purchase for cancellation by the Company of Class A subordinate voting shares from Mr. Serge Godin, Founder and Executive Chairman of the Board (the “Related Party Transaction”). Although the Related Party Transaction was not subject to the requirements set forth under National Instrument 61-101 – Protection of Minority Security Holders in Special Transactions, the Board of Directors concluded, in line with principles of good governance, that it was appropriate to establish the Special Committee to assess whether the Related Party Transaction was in the best interests of the Company. The Special Committee was made up of Mr. Dominic D’Alessandro, Chair of the Special Committee, Mr. Alain Bouchard, Ms. Paule Doré and Mr. Gilles Labbé, all of whom are independent directors.

In furtherance of its responsibilities, the Special Committee retained the services of Norton Rose Fulbright Canada LLP as independent legal advisors to the Special Committee to receive information with respect to the roles and responsibilities of the members of the Special Committee and the legal guidelines applicable to the Special Committee. The Special Committee also retained National Bank Financial Inc. as financial advisors in connection with the Related Party Transaction. After consultation with its external legal advisors and financial advisors and the receipt of an opinion from its financial advisors regarding the reasonableness of the terms of the Related Party Transaction, the Special Committee unanimously determined that the purchase for cancellation of 3,230,450 Class A subordinate voting shares from Mr. Serge Godin, including 2,761,783 Class A subordinate voting shares resulting from the conversion of an equivalent number of Class B shares, for a cash consideration of $231.4 million was in the best interests of the Company and recommended that the Board of Directors approve the transaction. A favourable decision was obtained from the Quebec securities regulator to exempt CGI from issuer bid requirements under applicable securities legislation and the Class A subordinate voting shares purchased were considered within the annual aggregate limit that the Company is entitled to purchase under its NCIB (see the heading Normal Course Issuer Bid earlier in this document). The Special Committee was dissolved following the completion of its mandate.

Criteria for Tenure on CGI’s Board of Directors

Each year, the Committee reviews all of the Company’s corporate governance practices as part of an exercise that takes place well in advance of the annual preparation and review of the Company’s Management Proxy Circular, so that such practices, including those that govern the conditions for tenure on the Board of Directors, receive careful consideration in advance of the Company’s fiscal year end and the preparation of materials for the Annual General Meeting of Shareholders.

Independence

CGI’s corporate governance practices require that a majority of the members of the Board of Directors be independent, as per the requirements set forth in National Instrument 52-110 – Audit Committees. This means that they must be and remain free from any material ties to the Company, its management and its external auditor that could, or could reasonably be perceived to, materially interfere with the directors’ ability to act in the best interests of the Company, and otherwise in keeping with the definitions of independence applicable under the governance regulations, rules and guidelines of the relevant stock exchanges and securities regulators.

The Board of Directors has concluded that the position of Lead Director, which has existed since 1996, ensures that the Board of Directors is able to act independently of management in an effective manner. The Lead Director holds meetings of the outside directors after each regular meeting of the Board of Directors, without management and related directors present.

The Board of Directors has determined that the directors identified as being independent in this Management Proxy Circular do not have interests in or relationships with CGI or with any of CGI’s significant shareholders that could, or could reasonably be perceived to, materially interfere with the directors’ ability to act in the best interests of the Company, and that they are therefore independent under applicable regulations, rules and guidelines.

The independence of the Board of Directors and each standing committee is further enhanced by their ability to engage outside advisors as needed. In addition, individual directors may also retain the services of outside advisors with the authorization of the Chair of the Committee.

Shareholders of CGI, or any other person who has an interest in the Company, who wish to contact CGI’s non-management or independent directors may do so by e-mail sent to the Lead Director at lead_director@cgi.com or by using the contact page for the Lead Director on CGI’s website at www.cgi.com.

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Expertise and Financial and Operational Literacy

CGI’s corporate governance practices require that all members of the Board of Directors be both financially and operationally literate. The financial literacy of individual directors who do not sit on the Audit and Risk Management Committee need not be as extensive as that of members who sit on such committee. Having operational literacy means that the director must have substantial experience in the execution of day-to-day business decisions and strategic business objectives acquired as a result of meaningful past experience, such as a Chief Executive Officer or as a senior executive officer in another capacity but with a broad responsibility for operations.

The directors’ experience and subject matter expertise are examined by the Committee annually when it reviews and makes recommendations to the Board of Directors in relation to succession planning for the Board of Directors in the context of the Board of Directors and standing committee self-evaluation process (see the heading Self-Assessment and Peer Review Process). Expertise in the vertical markets in which the Company operates (financial services; government; health; communications and utilities; and manufacturing, retail and distribution), operational expertise and literacy, and financial literacy make up the key criteria that are used to select candidates for Board membership, to review and determine the composition of the Board of Directors, and to assess the performance of directors annually as part of the annual Board of Directors and standing committee self-evaluation process. The Board of Directors’ objective in relation to its composition is to ensure that it has expert representation for each of the Company’s targeted vertical markets.

The members of the Board of Directors who serve on the Audit and Risk Management Committee must be operationally literate and be financially literate in accordance with applicable governance standards under applicable securities laws, regulations and stock exchange rules, and in the sense of having the ability to read and understand a set of financial statements that present a breadth and level of complexity of accounting issues such as those which could reasonably be expected to be raised by CGI’s financial statements.

The Committee and the Board of Directors have determined that all members of the Audit and Risk Management Committee are financially literate and that the Chair, Mr. Gilles Labbé, has financial expertise as required by the NYSE corporate governance rules and the rules adopted by the U.S. Securities and Exchange Commission (“SEC”) in accordance with the Sarbanes Oxley Act of 2002. Mr. Labbé is a Fellow of the Institute of Chartered Professional Accountants Canada.

The remaining members of the Audit and Risk Management Committee who are director nominees, Messrs. Richard B. Evans, Michael B. Pedersen and Joakim Westh, are financially literate in the sense that they have the knowledge and skills necessary to allow them to read and understand a set of financial statements that present a breadth and level of complexity of accounting issues such as those which could reasonably be expected to be raised by CGI’s financial statements.

Mr. Richard B. Evans acquired his financial literacy while serving as the Chief Executive Officer of Rio Tinto Alcan Inc. (and as President and Chief Executive Officer of Alcan Inc. prior to its acquisition by Rio Tinto plc). In his role as Chief Executive Officer he was responsible for the supervision of the Chief Financial Officer of the company and was ultimately responsible for operations as well as accounting and financial reporting.

Mr. Michael B. Pedersen acquired his financial literacy at Barclays plc and CIBC, as well as while serving as Group Head, U.S. Banking of The Toronto-Dominion Bank and as President and Chief Executive Officer of TD Bank US Holding Company, TD Bank, N.A. and TD Bank USA, N.A. In his role as President and Chief Executive Officer he was responsible for leading the bank’s retail and commercial banking operations in the United States.

Mr. Joakim Westh acquired his financial literacy while serving as Senior Vice-President, Head of Group Function Strategy and Operational Excellence of LM Ericsson AB, and, prior to that position, as a Group Vice-President for Assa Abloy AB in the capacity of Chairman of the Board of the company’s German subsidiary. Mr. Westh also serves as Chairman of the audit committees of Saab AB and Swedish Match AB.

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The following table presents a skills matrix for each of the Company’s director nominees.

	Operational Literacy				Financial Literacy			Governance and Human Resources
Director	Executive Leadership	Consulting Services and IT Industry	Geography	Vertical market	Finance	Accounting	Risk
Alain Bouchard	✓		Global	Manufacturing, retail and distribution	✓	✓	✓	✓
Paule Doré	✓	✓	Global	Multiple vertical markets	✓	✓	✓	✓
Richard B. Evans	✓		Global	Multiple vertical markets	✓	✓	✓	✓
Julie Godin	✓	✓	Global	Multiple vertical markets	✓	✓	✓	✓
Serge Godin	✓	✓	Global	Multiple vertical markets	✓	✓	✓	✓
Timothy J. Hearn	✓		Global	Manufacturing, retail and distribution	✓	✓	✓	✓
André Imbeau	✓	✓	Global	Multiple vertical markets	✓	✓	✓	✓
Gilles Labbé	✓	✓	Global	Manufacturing, retail and distribution	✓	✓	✓	✓
Michael B. Pedersen	✓		Global	Financial services	✓	✓	✓	✓
Alison Reed	✓		Global	Multiple vertical markets	✓	✓	✓	✓
Michael E. Roach	✓	✓	Global	Multiple vertical markets	✓	✓	✓	✓
George D. Schindler	✓	✓	Global	Multiple vertical markets	✓	✓	✓	✓
Kathy N. Waller	✓		Global	Manufacturing, retail and distribution	✓	✓	✓	✓
Joakim Westh	✓	✓	Global	Multiple vertical markets	✓	✓	✓	✓

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Attendance at Board, Standing Committees and Special Committee Meetings

The Committee monitors director attendance in relation to the recommendation for directors to be proposed for election at the Annual General Meeting of Shareholders. The overall attendance rate for the director nominees of CGI for fiscal 2018 was 97.5% for the Board of Directors, 97% for the Audit and Risk Management Committee, 100% for the Human Resources Committee, 100% for the Corporate Governance Committee and 100% for the Special Committee. Detailed meeting and attendance information to regular meetings of the Board of Directors, its standing committees and its Special Committee is provided in the following table.

Board, Standing Committees and Special Committee Meetings and Attendance

Year ended September 30, 2018

			Committee Meetings Attended
			Audit	6 regular meetings
			Governance	4 regular meetings
	Board Meetings Attended		Human Resources	4 regular meetings
Director(a)	7 regular meetings		Special Committee	3 regular meetings

Alain Bouchard	7 of 7	100%	Human Resources (Chair)	4 of 4	100%

			Special Committee	3 of 3	100%

Paule Doré	7 of 7	100%	Governance (Chair)	4 of 4	100%

			Special Committee	3 of 3	100%

Richard B. Evans	7 of 7	100%	Audit	6 of 6	100%

Julie Godin	7 of 7	100%	N/A	–	–

Serge Godin (Chair)	7 of 7	100%	N/A	–	–

Timothy J. Hearn(b)	6 of 7	85%	Audit	3 of 3	100%

			Human Resources	2 of 2	100%

			Governance	3 of 3	100%

André Imbeau	7 of 7	100%	N/A	–	–

Gilles Labbé	6 of 7	85%	Audit (Chair)	5 of 6	83%

			Special Committee	3 of 3	100%

Michael B. Pedersen	7 of 7	100%	Audit	6 of 6	100%

Michael E. Roach	7 of 7	100%	N/A	–	–

George D. Schindler	7 of 7	100%	N/A	–	–

Joakim Westh	7 of 7	100%	Audit	6 of 6	100%

(a)	Mses. Reed and Waller are not included in this table as they joined the Board of Directors after September 30, 2018.
(b)

Mr. Hearn ceased to be a member of the Audit and Risk Management Committee on January 31, 2018. He was appointed as a member of the Human Resources Committee and as a member of the Corporate Governance Committee on January 31, 2018.

Share Ownership Guideline for Directors

CGI’s directors are required to hold Class A subordinate voting shares or DSUs having a value of $300,000 within five years of their election or appointment to the Board of Directors pursuant to the Company’s share ownership guideline for directors. All directors currently comply with the ownership guideline. The share ownership on the part of the Company’s outside directors as at December 10, 2018 and the date on which their holding must meet the minimum level of share ownership are set out in the following table.

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Outside Directors’ Share Ownership(a)
Director	Fiscal Year	Number of Class A subordinate voting shares	Number of DSUs	Total number of Class A subordinate voting shares and DSUs	Total “at risk” value of Class A subordinate voting shares and DSUs(b)	Value of Class A subordinate voting shares or DSUs to be acquired to meet minimum ownership level	Date by which minimum ownership level must be met
Alain Bouchard	2018	17,500	16,541	34,041	$2,864,891		Complies with the ownership guideline
	2017	17,500	13,508	31,008	$2,111,025	N/A
	Change	–	3,033	3,033	$753,866

Bernard Bourigeaud(c)	2018	21,144	17,457	38,601	$3,248,660		Complies with the ownership guideline
	2017	10,000	13,918	23,918	$1,628,337	N/A
	Change	11,144	3,539	14,683	$1,620,323

Dominic D’Alessandro(d)	2018	10,000	29,474	39,474	$3,322,132		Complies with the ownership guideline
	2017	10,000	26,177	36,177	$2,462,930	N/A
	Change	–	3,297	3,297	$859,202

Paule Doré	2018	74,274	11,175	85,449	$7,191,388		Complies with the ownership guideline
	2017	74,274	9,791	84,065	$5,723,145	N/A
	Change	–	1,384	1,384	$1,468,243

Richard B. Evans	2018	10,000	29,360	39,360	$3,312,538		Complies with the ownership guideline
	2017	10,000	25,821	35,821	$2,438,694	N/A
	Change	–	3,539	3,539	$873,844

Timothy J. Hearn	2018	27,000	5,916	32,916	$2,770,211		Complies with the ownership guideline
	2017	25,000	4,435	29,435	$2,003,935	N/A
	Change	2,000	1,481	3,481	$766,276

Gilles Labbé	2018	15,000	25,133	40,133	$3,377,593		Complies with the ownership guideline
	2017	25,000	22,100	47,100	$3,206,568	N/A
	Change	(10,000)	3,033	(6,967)	$171,025

Heather Munroe-Blum(e)	2018	855	5,175	6,030	$507,485		Complies with the ownership guideline
	2017	855	3,599	4,454	$303,228	N/A
	Change	–	1,576	1,576	$204,256

Michael B. Pedersen	2018	13,000	3,983	16,983	$1,429,289		Complies with the ownership guideline
	2017	–	645	645	$43,912	N/A
	Change	13,000	3,338	16,338	$1,385,378

Alison Reed(f)	2018	–	–	–	–
	2017	–	–	–	–	N/A	November 5, 2023
	Change	–	–	–	–

Michael E. Roach	2018	1,172,335	2,984	1,175,319	$98,914,847		Complies with the ownership guideline
	2017	1,172,335	1,600	1,173,935	$79,921,495	N/A
	Change	–	1,384	1,384	$18,993,352

Kathy N. Waller(g)	2018	–	–	–	–
	2017	–	–	–	–	N/A	December 3, 2023
	Change	–	–	–	–

Joakim Westh	2018	8,130	–	8,130	$684,221		Complies with the ownership guideline
	2017	4,707	–	4,707	$320,453	N/A
	Change	3,423	–	3,423	$363,768

(a)	2018 information is provided as at December 10, 2018 and 2017 information is provided as at December 11, 2017.
(b)	Based on the closing prices of the Company’s shares on the TSX on December 10, 2018 ($84,16) and December 11, 2017 ($68.08) respectively.
(c)	Mr. Bourigeaud is not seeking reelection on the Board of Directors and will therefore cease to be a director and a member of the Human Resources Committee on January 30, 2019.
(d)

Mr. D’Alessandro is not seeking reelection on the Board of Directors and will therefore cease to be a director as well as a member of the Human Resources Committee and of the Corporate Governance Committee on January 30, 2019.

(e)

Ms. Munroe-Blum is not seeking reelection on the Board of Directors and will therefore cease to be a director as well as a member of the Human Resources Committee and of the Corporate Governance Committee on January 30, 2019.

(f)	Ms. Reed joined the Board of Directors on November 6, 2018.
(g)	Ms. Waller joined the Board of Directors on December 4, 2018.

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Availability and Workload

The Board of Directors has endorsed the Committee’s recommendation not to adopt formal guidelines on the number of boards or committees on which independent directors may sit on the basis that the contribution of each director to the work of the Board of Directors forms part of the Board of Directors’ self-assessment process and that arbitrary limits might not serve the interests of the Company.

Some director nominees are presently directors of other public companies, as shown in the table below:

Director	Public Company	Committee(s)
Alain Bouchard	Alimentation Couche-Tard Inc. (TSX)	-
Paule Doré	Héroux-Devtek Inc. (TSX)	Chair of the Human Resources and Corporate Governance Committee of Héroux-Devtek Inc.
Richard B. Evans	Constellium N.V. (NYSE)	Chair of the Nominating and Governance Committee of Constellium N.V.
Julie Godin	Canadian National Railway Company (TSX and NYSE)

Member of the Finance Committee, the Corporate Governance and Nominating Committee, the Environment, Safety and Security Committee, the Human Resources and Compensation Committee and the Strategic Planning Committee of Canadian National Railway Company

Gilles Labbé	Héroux-Devtek Inc. (TSX)	-
Michael E. Roach	CAE Inc. (TSX and NYSE)	Member of the Audit Committee of CAE Inc.
Kathy N. Waller	The Coca-Cola Company (NYSE) Monster Beverage Corporation (NASDAQ) Delta Air Lines, Inc. (NYSE)	- - Member of the Corporate Governance Committee, the Audit Committee and the Safety & Security Committee of Delta Air Lines, Inc.
Joakim Westh	Absolent Group AB (Nasdaq Stockholm) Saab AB (Nasdaq Stockholm) Swedish Match AB (Nasdaq Stockholm)	- Chair of the Audit Committee of Saab AB Chair of the Audit Committee of Swedish Match AB

The Board of Directors and the Committee have determined that none of the director nominees’ commitments impair their capacity to serve the Company, the Board of Directors or any standing committee effectively.

Conflicts of Interest

A process is in place for directors to annually acknowledge CGI’s Code of Ethics and Business Conduct in the same way as all officers and members do. All directors have also declared their interests in all other companies where they serve as directors or officers. The Board of Directors has endorsed the Committee’s recommendation to maintain the practice of having directors tender their resignation for consideration upon a major change in their principal occupation.

Director Orientation and Continuing Education Program

New Director Orientation

Each new director participates in a formal orientation program. The program consists of a detailed presentation of the Company’s current three-year strategic plan, coupled with a series of meetings between the new director and each of the Founder and Executive Chairman of the Board, the Lead Director, the President and Chief Executive Officer, the Chair of any standing committee to which the director will be assigned and other key senior executives of the Company. Depending on the

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director’s experience and background and the results of the executive meetings, additional meetings may be scheduled. In addition to the executive briefings, new directors receive CGI’s Director Reference Materials, a comprehensive set of documents containing both public and non-public information concerning the Company, which includes detailed information in relation to the Company, its operations, financial condition and management structure; policies and public disclosure record; the work programs and minutes of past meetings of the Board of Directors and of its standing committees; biographies of CGI’s key senior executive officers; materials related to the director’s duties and responsibilities, including, a summary of the Company’s insurance coverage for directors and officers liability; and the Company’s process for reporting transactions in its securities carried out by its reporting insiders.

Continuing Education Program

In addition to the formal orientation program, the directors participate in a continuing education program which provides “in-depth” information on key issues relating to the Company’s business, including the material risks the Company faces, recent developments in the global information technology market. Detailed presentations are also made to the standing committees on technical subjects such as the application of key accounting principles in the preparation of the Company’s financial statements, corporate governance rules and practices, and trends in executive officers’ and directors’ compensation.

Directors also receive updates on business and governance initiatives as well as responses to questions raised by the members of the Board of Directors from time to time. Directors who wish to do so may make arrangements with the Corporate Secretary to participate, at CGI’s expense, in board-level industry associations or conferences, to attend continuing education courses that are relevant to their role as a director of the Company or otherwise to pursue activities that contribute in a meaningful way to the value they bring to the Board of Directors.

All members of the Board of Directors are invited to attend CGI’s annual Leadership Conference, a key part of the Company’s strategic planning cycle and can participate in sessions of CGI’s Leadership Institute management professional development program, including CGI 101, a three day immersive seminar for CGI managers covering all aspects of the Company’s business.

2018 Continuing Education Presentations

The following table lists key presentations that were made available to directors of the Company in fiscal 2018 both by CGI members and external providers:

Date	Presentation Topic
September 2017	U.S. Commercial and State Government and U.K. Strategic Business Units overview
November 2017	Corporate insurance
November 2017	NYSE Listing
January 2018	IFRS 15 revenue recognition
January 2018	Mergers and acquisitions strategy
January 2018	Corporate income tax
May 2018	Export taxes
May 2018	Data privacy
May 2018	Corporate governance practices
May 2018	Contracts costs and intangibles
June 2018	Emerging technologies
June 2018	Digital transformation
July 2018	World class IT organizations
July 2018	Cybersecurity
July 2018	Organizational models

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Self-Assessment and Peer Review Processes

The Lead Director, in concert with the Committee, coordinates an annual self-assessment of the effectiveness of the Board of Directors as a whole and of its standing committees, as well as, every two years, a peer review of the independent directors. The Committee is also responsible for establishing the competencies, skills and qualities it seeks in new Board members and directors are assessed against the contribution they are expected to make by way of a questionnaire.

Once responses are received, the Lead Director compiles and analyses the results and discusses the self-assessments and peer reviews with each director. Following one-on-one discussions with directors, the Lead Director reviews the overall results of the annual self-assessment process and of the peer review process, with the Founder and Executive Chairman of the Board. The Committee then meets to review the results of the annual self-assessment process and of the peer review process, and subsequently presents the final results to the Board of Directors for discussion.

The Board of Directors annually reviews the assessment of its performance and the recommendations provided by the Committee with the objective of increasing the Board’s effectiveness in carrying out its responsibilities. The Board of Directors takes appropriate action based on the results of the review process.

Retirement Age and Director Term Limits

The Board of Directors has endorsed the Committee’s recommendation not to adopt a formal retirement age or term limits for directors.

CGI’s success is due in large measure to the Company’s experience and expertise in the vertical markets in which it operates. The selection criteria for CGI’s Board of Directors, which are explained earlier in this document under the heading Expertise and Financial and Operational Literacy, recognize this and are designed to ensure that the Company has subject matter experts on the Board of Directors who can effectively provide intelligence, experience, expertise, and business and operational insight into each of the Company’s vertical markets. Imposing a term limit or an arbitrary retirement age would unnecessarily expose the Company to losing valuable resources that could not be easily replaced. The Committee and the Board of Directors are therefore of the view that a mandatory retirement age or term limits might arbitrarily and needlessly deprive the Board of Directors of valuable talent.

As with the other aspects of CGI’s corporate governance practices, term limits and formal retirement age for directors are considered on a regular basis by the Board of Directors. In the event of a vote, the directors who would be affected if such limits were adopted withdraw from the meeting and abstain from voting on the matter. The Board of Directors believes that the effectiveness of this approach to board renewal is proven as 44% of the independent director nominees were not directors five years ago.

Nomination Process for the Board of Directors and Executive Officers

Board of Directors

The shareholders are responsible for electing CGI’s directors. The responsibility for proposing candidates for election by the shareholders lies with the Board of Directors, which relies on the recommendations of the Committee.

Based on the results of the Board of Directors self-evaluation and peer review process (see the heading Self-Assessment and Peer Review Processes earlier in this document) and, from time to time, on its own assessment of the needs of the Company, the Committee may recommend that the composition of the Board of Directors or its standing committees be varied in order to continue to serve the best interests of the Company and to ensure an appropriate succession of directors. By way of example, when it is appropriate to do so, additional directors may be appointed to committees so that knowledge is transmitted to new members to facilitate a smooth transition as standing committee composition evolves.

When changes to the composition of the Board of Directors are required, potential candidates are identified either through referrals from directors or senior management, or with the assistance of third parties. The selection of nominees from among the potential candidates is based on the candidate’s expertise and knowledge in the vertical markets in which the Company operates and their operational and financial literacy based on the Board of Directors’ skills matrix (see the heading Expertise and Financial and Operational Literacy earlier in this document), taking into account criteria that promote diversity, including gender (with the objective of having a Board of Directors composed of at least 30% of women), ethnicity, age, experience and geographical representation. The Committee, the Founder and Executive Chairman of the Board, and the Lead Director consult with each other with respect to the actions to be taken and the necessary steps are then taken to interview the candidates and confirm their willingness to serve on the Board of Directors.

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Report of the Corporate Governance Committee

Once the selection of candidates is completed, the Committee recommends to the Board of Directors that the candidate or candidates be either appointed by the Board of Directors if there is a vacancy to be filled or if there is a need to increase the size of the Board of Directors, or be nominated for election at the next Annual General Meeting of Shareholders.

Four out of fourteen (or approximatively 28.57%) of CGI’s director nominees were women, a significant increase over the previous year at which time three out of sixteen (or 18.75%) of CGI director nominees were women. As mentioned earlier in this document (see the heading Diversity earlier in this document), the charters of the Board of Directors and of the Corporate Governance Committee include the Company’s objective of having a Board of Directors of which at least 30% would be women. CGI is very proud that the representation of women on its Board of Directors is now in line with this objective, which will continue to be monitored regularly.

Succession Planning for Executive Officers

Succession planning is a priority of the Board of Directors as part of its responsibility to ensure that CGI has a robust pipeline of leaders at executive and management levels, including for the President and Chief Executive Officer position. As provided in its charter, the Board of Directors oversees the succession planning, including the appointment, training and monitoring, of senior management. The Human Resources Committee plays a key role in supporting the Board of Directors in its oversight of talent management and succession planning by reviewing annually the succession plan for the Chief Executive Officer and other executive roles. The Human Resources Committee also provides annually a report to the Board of Directors on succession planning, which identifies key talent and potential successors’ capabilities, the roles that they can assume in the future and the development programs required to prepare them for these roles.

The charter of the Human Resources Committee also provides that in identifying potential candidates for appointment as executive officers, the Human Resources Committee will consider the diversity of the executive team’s background, including in terms of gender, ethnicity, age and experience. As at the date of this Management Proxy Circular, one out of fifteen (or approximately 7%) of the Company’s current executive officers, was a woman. A total of ten women occupy senior management positions, which represents approximately 12% of the Company’s total number of senior managers.

Board of Directors Participation in Strategic Planning

The Board of Directors is directly and closely involved in the preparation and approval of CGI’s rolling three-year strategic plan which is reviewed and assessed annually by the Board of Directors.

CGI has adopted a bottom-up process for budgeting and strategic planning in order to ensure that the resulting business plan is as closely attuned as possible to maximizing the Company’s business opportunities and mitigating operational and other risks. The Board of Directors receives a detailed briefing early in the planning process covering all aspects of CGI’s strategic planning so that the directors are in a position to contribute to the process in a meaningful way before the final business plan has taken shape.

In keeping with CGI’s three-year rolling strategic planning process, the strategic plan begins with the initiatives, directions and priorities identified at the business unit level by the Company’s management team that are shared at the Company’s annual Leadership Conference. The plan is then presented to the directors in July for review and discussion, refined by management and subsequently presented to the Board of Directors for approval in September. The rolling three-year planning process provides a meaningful opportunity for the directors to contribute to the strategic planning process. In addition to the formal planning process, every Board of Directors meeting agenda features a standing item that serves as a forum for continuing free-ranging discussion between the Board of Directors and management in relation to the Company’s strategic direction.

Guidelines on Timely Disclosure of Material Information

CGI has adopted Guidelines on Timely Disclosure of Material Information (the “Disclosure Guidelines”) whose purpose is to ensure that communications with the investment community, regulator, the media and the general public about the Company, particularly in respect of material information, are timely, accurate, broadly released in accordance with, and otherwise responsive to, all applicable legal and regulatory requirements.

Under the Disclosure Guidelines, the Board of Directors has the responsibility to oversee the Company’s compliance with its continuous and timely disclosure obligations. The Board of Directors believes that it is management’s role to communicate on behalf of the Company with its shareholders and the investment community. The Company maintains an effective investor relations process to respond to shareholder questions and concerns. The Company also adopted the SPMF (which stands for Shareholder Partnership Management Framework, as defined under the heading CGI’s Shareholders earlier in this

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Report of the Corporate Governance Committee

document), which structures the processes and how information flows between CGI and its shareholders as well as with the investment community, including both buy-side (institutional investor) and sell-side (investment dealer) research analysts. CGI obtained an ISO 9001 certification for the application of the SPMF in the Company’s operations.

As part of the SPMF process, CGI conducts a survey of sell-side analysts and institutional shareholders every year as a means of measuring shareholder satisfaction. The survey is designed to provide insights into investor sentiment and to improve the investor relations program. During fiscal 2018, the Company held 186 meetings with investors worldwide. The SPMF annual assessment conducted during fiscal 2018 returned an overall score for CGI of 8.3 out of 10, which is similar to the average score for other public companies of 8.2 out of 10.

Following the assessment, suggestions for improvement received in the course of the survey are acted upon as a means of assuring continuous improvement.

The Board of Directors reviews and, where required, approves statutory disclosure documents prior to their dissemination to the market and to the Company’s shareholders.

Codes of Ethics

CGI’s Codes of Ethics are attached as Appendix A to CGI’s 2018 Annual Information Form which is available on the Canadian Securities Administrators’ website at www.sedar.com and on CGI’s website at www.cgi.com. A copy of the 2018 Annual Information Form will be provided to shareholders by CGI upon request.

The Codes of Ethics are comprised of CGI’s Code of Ethics and Business Conduct that applies to all members, officers and directors of CGI (and which incorporates by reference CGI’s Anti-Corruption Policy) and CGI’s Executive Code of Conduct which supplements the Code of Ethics and Business Conduct for certain officers.

The Board of Directors monitors compliance with the Codes of Ethics and is, under its charter, responsible for any waivers of their provisions granted to directors or officers. No such waivers have been granted to date. The Committee is principally responsible for the annual review of the Codes of Ethics, overseeing compliance therewith, reviewing any request for a waiver from their application, and making recommendations on these matters to the Board of Directors.

Under the terms of the Code of Ethics and Business Conduct, all of CGI’s members are required to comply with its content and to assist with its application. In particular, the Code of Ethics and Business Conduct requires that infractions be reported to management or alternatively to the Corporate Secretary or, if a senior executive officer is identified in an ethics alert, to an external legal counsel.

The Board of Directors has established procedures approved by the Audit and Risk Management Committee for the receipt, retention, and treatment of serious ethical incidents relating to, among others, accounting, internal accounting control or auditing matters, corruption and data privacy, as well as other potential breaches of the Code of Ethics and Business Conduct (which incorporates by reference CGI’s Anti-Corruption Policy) or of the Executive Code of Conduct. In that regard, the Company adopted a Serious Ethical Incidents Reporting Policy which allows members who wish to submit a report to do so via a third party ethics reporting hotline and secure website which assures that members who wish to preserve their anonymity are able to do so with confidence. The Audit and Risk Management Committee is primarily responsible for the receipt and processing of these incident reports. A report on the process and on incident reports received is provided to the Audit and Risk Management Committee on a quarterly basis by the Corporate Secretary.

An integration program has been designed for new members to become familiar with CGI’s policies, their responsibilities as members and the benefits to which they are entitled. In order to ensure that all CGI members are aware of the importance that the Company attaches to compliance with the Code of Ethics and Business Conduct, each new member is informed of its content and the process for reporting ethical incidents, and is required to undertake in writing to comply with its provisions. In countries where local law is an impediment to a formal undertaking, members are asked to acknowledge the Code of Ethics and Business Conduct. This written undertaking or acknowledgement, as the case may be, is renewed annually at the same time as the member’s evaluation. CGI’s Leadership Institute also provides new managers with an intensive curriculum of courses designed to allow them to become familiar with CGI’s methods of operation and its policies, including the Code of Ethics and Business Conduct and the process for reporting breaches. In addition, the Company provides an internet portal for all members to access the Company’s policies, including the Codes of Ethics and the process for reporting ethical incidents.

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Report of the Corporate Governance Committee

These measures are in addition to quarterly reports prepared for the Audit and Risk Management Committee by the internal audit department, the internal controls review function and the legal department. These quarterly reports may include reports of breaches of the Codes of Ethics when such breaches are raised in internal audit mandates or in claims made against the Company.

In addition to CGI’s Code of Ethics and Business Conduct, CGI’s principal executive and financial officers, including the Founder and Executive Chairman of the Board, the President and Chief Executive Officer, and the Executive Vice-President and Chief Financial Officer, the principal accounting officer or controller, and other persons performing similar functions, are subject to CGI’s Executive Code of Conduct which they are required to review and acknowledge on an annual basis.

CGI Federal Inc., the Company’s operating subsidiary that provides services to the U.S. Federal government, has adopted separate policies and procedures to comply with specific requirements under U.S. Federal government procurement laws and regulations.

CGI has also developed a Third Party Code of Ethics which applies to its business partners, including but not limited to, its primes, subcontractors, independent contractors, consultants, distributors, licensees, suppliers and other agents to ensure that they understand and adhere to the Company’s commitment to integrity and high standards of business conduct.

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Report of the Audit and Risk Management Committee

The Audit and Risk Management Committee of the Board of Directors is composed entirely of independent directors who meet the independence and experience requirements of National Instrument 52-110 – Audit Committees adopted by the Canadian securities regulators as well as those of the NYSE and of the SEC.

The Committee is composed of Mr. Gilles Labbé, Chair of the Committee, and Messrs. Richard B. Evans, Michael B. Pedersen and Joakim Westh. The Committee met six times during fiscal 2018. Mr. Labbé’s role and responsibilities as Chair of the Committee are described earlier in this document in the report of the Corporate Governance Committee under the heading Role and Responsibilities of the Lead Director and Standing Committee Chairs.

The role and responsibilities of the Committee are contained in the Committee’s charter, which is incorporated by reference in this Management Proxy Circular (see the heading Mandate, Structure and Composition of the Board of Directors) and is available on the Canadian Securities Administrators’ website at www.sedar.com and on CGI’s website at www.cgi.com. The role and responsibilities of the Committee include:

•	reviewing all public disclosure documents containing audited or unaudited financial information concerning CGI;

•

identifying and examining the financial and operating risks to which the Company is exposed, reviewing the various policies and practices of the Company that are intended to manage those risks, and reporting on a regular basis to the Board of Directors concerning risk management;

•	reviewing and assessing the effectiveness of CGI’s accounting policies and practices concerning financial reporting;

•	reviewing and monitoring CGI’s internal control procedures, programs and policies and assessing their adequacy and effectiveness;

•	reviewing the adequacy of CGI’s internal audit resources including the mandate and objectives of the internal auditor;

•

recommending to the Board of Directors the appointment of the external auditor, asserting the external auditor’s independence, reviewing the terms of its engagement, conducting an annual auditor’s performance assessment, and pursuing ongoing discussions with it;

•	reviewing all related party transactions in accordance with the rules of IFRS and applicable laws and regulations;

•	reviewing the audit procedures including the proposed scope of the external auditor’s examinations; and

•	performing such other functions as are usually attributed to audit committees or as directed by the Board of Directors.

External Auditor

The Committee is required to assert the independence of CGI’s external auditor and, to this end, entertains discussions with the external auditor on applicable criteria and obtains yearly confirmations from it as to its independence.

Auditor Independence Policy

In order to satisfy itself as to the independence of the external auditor, the Committee has adopted an auditor independence policy which covers (a) the services that may and may not be performed by the external auditor, (b) the governance procedures to be followed prior to retaining services from the external auditor, and (c) the responsibilities of management and the Committee. The following is a summary of the material provisions of the policy.

Performance of Services

Services are either acceptable services or prohibited services.

The acceptable services are audit and review of financial statements, prospectus work, the audit of pension plans, special audits on control procedures, tax planning services on mergers and acquisitions activities, due diligence relating to mergers and acquisitions, tax services related to transfer pricing, sales tax planning and returns, research and interpretation related to taxation, research relating to accounting issues, tax planning services, preparation of tax returns, and all other services that are not prohibited services.

The prohibited services are: bookkeeping services, the design and implementation of financial information systems, appraisal or valuation services or fairness opinions, actuarial services, internal audit services, management functions, human resources functions, broker-dealer services, legal services, services based on contingency fees, and expert services.

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Report of the Audit and Risk Management Committee

Governance Procedures

The following control procedures are applicable when considering whether to retain the external auditor’s services:

For all services falling within the permitted services category, whether they are audit or non-audit services, a request for approval must be submitted to the Committee through the Executive Vice-President and Chief Financial Officer prior to engaging the auditor to perform the services.

In the interests of efficiency, certain permitted services are pre-approved quarterly by the Committee and thereafter only require approval by the Executive Vice-President and Chief Financial Officer as follows:

•	The Committee can pre-approve envelopes for certain services to pre-determined dollar limits on a quarterly basis;

•	Once pre-approved by the Committee, the Executive Vice-President and Chief Financial Officer may approve the services prior to the engagement;

•	For services not captured within the pre-approved envelopes and for costs in excess of the pre-approved amounts, separate requests for approval must be submitted to the Committee; and

•	At each meeting of the Committee, a consolidated summary of all fees by service type is presented including a breakdown of fees incurred within each of the pre-approved envelopes.

Management and Committee Responsibilities

Management and the Committee are the Company’s two key participants for the purposes of the Company’s Auditor Independence Policy.

The primary responsibilities of management are creating and maintaining a policy that follows applicable auditor’s independence standards, managing compliance with the policy, reporting to the Committee all mandates to be granted to the external auditor, and monitoring and approving services to be performed within the pre-approved envelopes.

The primary responsibilities of the Committee are nominating the external auditor for appointment by the Company’s shareholders, approving fees for audit services, approving the Auditor Independence Policy and amendments thereto, monitoring management’s compliance with the policy, obtaining yearly confirmations of independence from the external auditor, monitoring audit partner rotation requirements, monitoring the twelve month “cooling off” period when hiring members of the audit engagement team in a financial reporting oversight role, reviewing the appropriateness of required audit fee disclosure, interpreting the Auditor Independence Policy, and approving all mandates of the auditor or pre-approving envelopes for specific services.

Under the Auditor Independence Policy, the Committee has the ultimate responsibility to assert the independence of CGI’s external auditor.

Annual External Auditor Assessment

The Committee performs an annual assessment process to assist in making its recommendation to the Board of Directors in relation to the appointment of the Company’s external auditor. The annual external auditor’s assessment is based on the recommendations of Chartered Professional Accountants Canada in collaboration with the Canadian Public Accountability Board. The process is expected to provide an additional element of structure for the Committee in making its recommendation and to help in identifying areas for improvement for the external audit firm and the Company’s audit processes.

In fiscal 2018, the annual assessment was performed in the context of the auditor selection process conducted by the Committee which resulted in the recommendation to appoint PricewaterhouseCoopers LLP in replacement of Ernst & Young LLP. For more information concerning the proposed change of external auditor, please refer to the heading Appointment of Auditor earlier in this document and to Appendix C.

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Report of the Audit and Risk Management Committee

Fees Billed by the External Auditor

During the years ended September 30, 2018 and 2017, CGI’s external auditor invoiced the following fees for its services:

	Fees billed
Service retained	2018	2017
Audit fees	$7,658,066	$7,434,888
Audit related fees(a)	$1,707,724	$1,508,489
Tax fees(b)	$348,880	$399,755
All other fees(c)	–	$42,175
Total fees billed	$9,714,669	$9,385,307
(a)

The audit related fees billed by the external auditor for the fiscal years ended September 30, 2018 and 2017 were primarily in relation to service organization control procedures audits and assistance.

(b)	The tax fees billed by the external auditor for the fiscal years ended September 30, 2018 and 2017 were in relation to tax compliance and advisory services.
(c)	The other fees billed by the external auditor for the fiscal year ended September 30, 2017 were primarily in relation to services in connection with CGI’s corporate social responsibility program.

Related Party Transactions

The Committee is responsible under its charter for reviewing and making recommendations to the Board of Directors in relation to any transaction in which a director or a member of senior management has an interest. To the extent that it is necessary to do so, the Committee may retain outside advisors to assist it in reviewing related party transactions.

For more important transactions, the Board of Directors generally establishes a special committee made up entirely of independent directors that is mandated to review the transaction and to make a recommendation to the Board of Directors. Such committee may retain independent legal and financing advisors to assist in reviewing the transaction.

Whether it is the Committee or a special committee, the committee mandated with reviewing the transaction tables its report with the Board of Directors and it is the Board of Directors that has the responsibility of approving the transaction if it determines that it is appropriate to do so.

A special committee was established in fiscal 2018 in connection with the Related Party Transaction described earlier in this document (see the headings Normal Course Issuer Bid and Special Committee of the Board of Directors earlier in this document).

Other Business to be Transacted at the Annual General and Special Meeting of Shareholders

Management of the Company is not aware of any matter to be submitted at the Meeting other than the matters set forth in the Notice of Meeting. Every proxy given to any person in the form of proxy that accompanied the Notice of Meeting will confer discretionary authority with respect to amendments or variations to the items of business identified in the Notice of Meeting and with respect to any other matters that may properly come before the Meeting.

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Additional Information

The Company will provide to any person, upon request to the Corporate Secretary, a copy of this Management Proxy Circular, together with one copy of any document, or the pertinent pages of any document, incorporated by reference in this Management Proxy Circular.

Additional financial and other information relating to the Company is included in its 2018 annual audited and quarterly unaudited consolidated financial statements, annual and quarterly Management’s Discussion and Analysis of Financial Position and Results of Operations and other continuous disclosure documents which are available on the Canadian Securities Administrators’ website at www.sedar.com and on EDGAR at www.sec.gov. For additional copies of this Management Proxy Circular, for a copy of the Company’s Notice of Intention in relation to its NCIB, or other financial information, please contact Investor Relations by sending an e-mail to ir@cgi.com, by visiting the Investors section on the Company’s website at www.cgi.com or by contacting us by mail or phone:

Investor Relations

CGI Group Inc.

1350 René-Lévesque Blvd. West

15th Floor

Montréal, Quebec, Canada

H3G 1T4

Tel.: +1-514-841-3200

Shareholder Proposals

The Company received three proposals for inclusion in this Management Proxy Circular for which the texts are reproduced in Appendix E hereto. The texts of such proposals have not been modified from their original French version except that they have been translated. Although the Company agreed with MÉDAC that only two of those proposals would be presented at the Meeting for a vote, the Company addresses its views to each such proposal in Appendix E hereto.

To propose any matter for a vote by the shareholders at an annual meeting of CGI, a shareholder must send a proposal to the Corporate Secretary at CGI’s office at 1350 René-Lévesque Boulevard West, 25th Floor, Montréal, Quebec, Canada, H3G 1T4 at least 90 days before the anniversary date of the notice for the previous year’s annual meeting. Proposals for CGI’s 2020 annual meeting must be received no later than September 11, 2019. CGI may omit any proposal from its Management Proxy Circular and annual meeting for a number of reasons under applicable Canadian corporate law, including receipt of the proposal by CGI subsequent to the deadline noted above.

Approval by the Directors

The Board of Directors has approved the content and the delivery of this Management Proxy Circular.

Serge Godin

Founder and Executive

Chairman of the Board

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Appendix A

Stock Options and Share-Based Awards held by Named Executive Officers

The following tables show all outstanding stock options (referred to as option-based awards) and PSUs (referred to as share-based awards) held by the Named Executive Officers as at September 30, 2018.

	Option-based Awards				Share-based Awards
Name and title	Number of securities underlying unexercised options(a) (#)	Option exercise price ($)	Option expiration date	Value of unexercised in-the-money options(b) ($)	Number of shares or units of shares that have not vested(c) (#)	Market or payout value of share-based awards that have not vested(d) ($)	Market or payout value of vested share-based awards not paid out or distributed ($)
Serge Godin Founder and Executive Chairman of the Board	10,000	15.49	September 30, 2020	677,900
					422,834	35,213,616
Total:				677,900	422,834	35,213,616

	Option-based Awards				Share-based Awards
Name and title	Number of securities underlying unexercised options(a) (#)	Option exercise price ($)	Option expiration date	Value of unexercised in-the-money options(b) ($)	Number of shares or units of shares that have not vested(c) (#)	Market or payout value of share-based awards that have not vested(d) ($)	Market or payout value of vested share-based awards not paid out or distributed ($)
George D. Schindler President and Chief Executive Officer	53,125	15.49	September 30, 2020	3,601,344
	84,400	19.71	September 30, 2021	5,365,308
	182,577	23.65	November 26, 2022	10,887,067
	53,226	36.15	September 30, 2023	2,508,541
	113,695	37.82	September 22, 2024	5,168,575
	117,000	48.16	September 22, 2025	4,109,040
	289,721	63.23	September 26, 2026	5,808,906
	192,734	63.23	September 24, 2027	3,864,317
	194,836	85.62	September 22, 2028	—
					42,016	3,477,970
Total:				41,313,097	42,016	3,477,970

	Option-based Awards				Share-based Awards
Name and title	Number of securities underlying unexercised exercise options(a) (#)	Option price ($)	Option expiration date	Value of unexercised in-the-money options(b) ($)	Number of shares or units of shares that have not vested(c) (#)	Market or payout value of share-based awards that have not vested(d) ($)	Market or payout value of vested share-based awards not paid out or distributed ($)
François Boulanger	63,695	37.82	September 22, 2024	2,895,575
Executive Vice-President and	70,000	48.16	September 22, 2025	2,458,400
Chief Financial Officer	97,127	63.23	September 26, 2026	1,947,396
	61,312	63.23	September 24, 2027	1,229,306
	59,260	85.62	September 22, 2028	—
					13,366	1,113,120
Total:				8,530,677	13,366	1,113,120

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Appendix A

	Option-based Awards				Share-based Awards
Name and title	Number of securities underlying unexercised options(a) (#)	Option exercise price ($)	Option expiration date	Value of unexercised in-the-money options(b) ($)	Number of shares or units of shares that have not vested(c) (#)	Market or payout value of share-based awards that have not vested(d) ($)	Market or payout value of vested share-based awards not paid out or distributed ($)
Jean-Michel Baticle President, France, Luxembourg and Morocco Operations	7,610	24.29	January 29, 2023	448,914
	27,153	36.15	September 30, 2023	1,279,721
	64,071	37.82	September 22, 2024	2,912,668
	58,500	48.16	September 22, 2025	2,054,520
	64,970	63.23	September 26, 2026	1,302,649
	36,297	63.23	September 24, 2027	727,755
	33,560	85.62	September 22, 2028	—
					7,913	658,995
Total:				8,726,226	7,913	658,995

	Option-based Awards				Share-based Awards
Name and title	Number of securities underlying unexercised options(a) (#)	Option exercise price ($)	Option expiration date	Value of unexercised in-the-money options(b) ($)	Number of shares or units of shares that have not vested(c) (#)	Market or payout value of share-based awards that have not vested(d) ($)	Market or payout value of vested share-based awards not paid out or distributed ($)
David L. Henderson President, United States Operations, Commercial and State Government	9,872	23.65	November 26, 2019	588,667
	16,105	37.11	November 12, 2023	743,568
	13,196	39.47	November 11, 2024	578,117
	19,500	48.16	September 22, 2025	684,840
	46,028	63.23	September 26, 2026	922,861
	38,202	63.23	September 24, 2027	765,950
	32,576	85.62	September 22, 2028	—
					8,328	689,369
Total:				4,284,003	8,328	689,369

(a)

Shows stock options held as at September 30, 2018 and includes stock options that had been granted on September 26, 2017 as part of the Named Executive Officers’ target compensation for fiscal 2018 and for which performance-based vesting was only determined after September 30, 2018. Please refer to the headings Stock Options Granted as part of Fiscal 2018 Compensation and Performance Factors and Vesting Conditions earlier in this document for an explanation of stock options granted in fiscal 2018 and performance factors.

(b)	Based on $83.28, the closing price of the Company’s Class A subordinate voting shares on the TSX on September 28, 2018, the last trading day in fiscal 2018.
(c)

Shows PSUs held as at September 30, 2018 and which have not vested. Please refer to the headings Performance Share Units Awarded in Fiscal 2018 and Performance Factors and Vesting Conditions earlier in this document for an explanation of PSUs awards in fiscal 2018 and performance factors.

(d)

Shows the market value for the aggregate number of PSUs held as at September 30, 2018 and which had not vested, as indicated in footnote (c) above. For Messrs. Serge Godin, François Boulanger and Jean-Michel Baticle, the market value was calculated based on $83.28, the closing price of the Company’s Class A subordinate voting shares on the TSX on September 28, 2018, the last trading day in fiscal 2018. For Messrs. George D. Schindler and David L. Henderson, the market value was calculated using the closing price of the Company’s Class A subordinate voting shares on the NYSE on September 28, 2018 multiplied by the average foreign exchange rates used for financial reporting purposes on page 17 of the Management’s Discussion and Analysis for the fiscal year ended September 30, 2018.

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Appendix B

Stock Options and Share-Based Awards held by Directors

The following tables show all outstanding stock options (referred to as option-based awards) held by the members of the Board of Directors who are not Named Executive Officers as at September 30, 2018 as well as the in-the-money value of such stock options. For outside members of the Board of Directors, the following tables also show the market value of outstanding and vested DSUs (referred to as share-based awards) granted in respect of fiscal 2018 and previous fiscal years. For more information, please refer to the headings Stock Options Held by Directors and Deferred Stock Units and Deferred Stock Units Granted to Directors earlier in this document. All DSUs are fully vested at the time of issuance.

The corresponding information for directors who are also Named Executive Officers may be found in Appendix A.

	Option-based Awards				Share-based Awards
Name	Number of securities underlying unexercised options(a) (#)	Option exercise price ($)	Option expiration date	Value of unexercised in-the-money options(b) ($)	Number of shares or units of shares that have not vested (#)	Market or payout value of share-based awards that have not vested ($)	Market or payout value of vested share-based awards not paid out or distributed(b)(c) ($)
Alain Bouchard	3,813	27.28	April 28, 2023	213,528
	650	30.79	July 10, 2023	34,119
	2,442	36.15	September 30, 2023	115,091
	1,198	38.41	October 16, 2023	53,754
	1,471	34.68	January 22, 2024	71,491
	1,410	36.17	April 16, 2024	66,425
	1,360	37.50	July 23, 2024	62,261
	2,500	37.82	September 22, 2024	113,650
	1,340	38.07	October 29, 2024	60,581
	1,077	47.36	January 21, 2025	38,686
	1,067	56.69	April 15, 2025	28,372
	1,286	50.94	July 22, 2025	41,589
	1,537	47.81	October 14, 2025	54,517
							1,377,534
Total:				954,064			1,377,534
	Option-based Awards				Share-based Awards
Name	Number of securities underlying unexercised options(a) (#)	Option exercise price ($)	Option expiration date	Value of unexercised in-the-money options(b) ($)	Number of shares or units of shares that have not vested (#)	Market or payout value of share-based awards that have not vested ($)	Market or payout value of vested share-based awards not paid out or distributed(b)(c) ($)
Bernard Bourigeaud(d)	625	37.82	September 22, 2024	28,413			1,453,819
Total:				28,413			1,453,819
	Option-based Awards				Share-based Awards
Name	Number of securities underlying unexercised options(a) (#)	Option exercise price ($)	Option expiration date	Value of unexercised in-the-money options(b) ($)	Number of shares or units of shares that have not vested (#)	Market or payout value of share-based awards that have not vested ($)	Market or payout value of vested share-based awards not paid out or distributed(b)(c) ($)
Jean Brassard(e)	–	–	–	–			–
Total:				–			–

2018 MANAGEMENT PROXY CIRCULAR	65

Appendix B

	Option-based Awards				Share-based Awards
Name	Number of securities underlying unexercised options(a) (#)	Option exercise price ($)	Option expiration date	Value of unexercised in-the-money options(b) ($)	Number of shares or units of shares that have not vested (#)	Market or payout value of share-based awards that have not vested ($)	Market or payout value of vested share-based awards not paid out or distributed(b)(c) ($)
Dominic D’Alessandro(f)	2,500	14.69	January 26, 2020	171,475
	1,192	15.51	April 22, 2020	80,782
	1,762	14.76	July 29, 2020	120,732
	2,500	15.49	September 30, 2020	169,475
	1,629	15.96	October 21, 2020	109,664
	1,997	19.28	January 27, 2021	127,808
	1,897	20.30	April 24, 2021	119,473
	1,877	20.51	July 28, 2021	117,819
	1,688	19.71	September 30, 2021	107,306
	1,995	19.30	October 20, 2021	127,640
	1,986	19.39	January 26, 2022	126,886
	1,807	21.31	April 19, 2022	111,980
	1,605	23.99	July 26, 2022	95,160
	1,471	26.16	October 18, 2022	84,024
	3,813	23.65	November 26, 2022	227,369
	1,577	24.41	January 23, 2023	92,838
	277	27.12	February 13, 2023	15,556
	1,728	26.62	April 17, 2023	97,908
	1,494	30.79	July 10, 2023	78,420
	2,442	36.15	September 30, 2023	115,091
	1,198	38.41	October 16, 2023	53,754
	1,471	34.68	January 22, 2024	71,491
	1,410	36.17	April 16, 2024	66,425
	1,360	37.50	July 23, 2024	62,261
	2,500	37.82	September 22, 2024	113,650
	1,340	38.07	October 29, 2024	60,581
	1,077	47.36	January 21, 2025	38,686
	1,102	56.69	April 15, 2025	29,302
	1,423	50.94	July 22, 2025	46,020
	1,788	47.81	October 14, 2025	63,420
							2,454,595
Total:				2,902,998			2,454,595
	Option-based Awards				Share-based Awards
Name	Number of securities underlying unexercised options(a) (#)	Option exercise price ($)	Option expiration date	Value of unexercised in-the-money options(b) ($)	Number of shares or units of shares that have not vested (#)	Market or payout value of share-based awards that have not vested ($)	Market or payout value of vested share-based awards not paid out or distributed(b)(c) ($)
Paule Doré	625	37.82	September 22, 2024	28,413			930,654
Total:				28,413			930,654

66	2018 MANAGEMENT PROXY CIRCULAR

Appendix B

	Option-based Awards				Share-based Awards
Name	Number of securities underlying unexercised options(a) (#)	Option exercise price ($)	Option expiration date	Value of unexercised in-the-money options(b) ($)	Number of shares or units of shares that have not vested (#)	Market or payout value of share-based awards that have not vested ($)	Market or payout value of vested share-based awards not paid out or distributed(b)(c) ($)
Richard B. Evans	1,796	14.48	January 28, 2020	123,565
	1,676	15.51	April 22, 2020	113,583
	1,762	14.76	July 29, 2020	120,732
	2,500	15.49	September 30, 2020	169,475
	1,629	15.96	October 21, 2020	109,664
	1,997	19.28	January 27, 2021	127,808
	1,825	20.30	April 24, 2021	114,939
	1,779	20.51	July 28, 2021	111,668
	1,688	19.71	September 30, 2021	107,306
	2,024	19.30	October 20, 2021	129,496
	2,034	19.39	January 26, 2022	129,952
	1,798	21.31	April 19, 2022	111,422
	1,629	23.99	July 26, 2022	96,583
	1,441	26.16	October 18, 2022	82,310
	3,813	23.65	November 26, 2022	227,369
	1,554	24.41	January 23, 2023	91,484
	277	27.12	February 13, 2023	15,556
	1,724	26.62	April 17, 2023	97,682
	1,539	30.79	July 10, 2023	80,782
	2,442	36.15	September 30, 2023	115,091
	1,207	38.41	October 16, 2023	54,158
	1,576	34.68	January 22, 2024	76,594
	1,507	36.17	April 16, 2024	70,995
	1,430	37.50	July 23, 2024	65,465
	2,500	37.82	September 22, 2024	113,650
	1,476	38.07	October 29, 2024	66,730
	1,276	47.36	January 21, 2025	45,834
	1,103	56.69	April 15, 2025	29,329
	1,251	50.94	July 22, 2025	40,457
	1,382	47.81	October 14, 2025	49,020
							2,445,101
Total:				2,888,699			2,445,101

	Option-based Awards				Share-based Awards
Name	Number of securities underlying unexercised options(a) (#)	Option exercise price ($)	Option expiration date	Value of unexercised in-the-money options(b) ($)	Number of shares or units of shares that have not vested (#)	Market or payout value of share-based awards that have not vested ($)	Market or payout value of vested share-based awards not paid out or distributed(b)(c) ($)
Julie Godin(g)	9,375	12.54	September 30, 2019	663,188
	9,375	15.49	September 30, 2020	635,531
	6,330	19.71	September 30, 2021	402,398
	33,363	23.65	November 26, 2022	1,989,436
	25,000	23.65	November 26, 2022	1,490,750
	21,367	37.11	November 12, 2023	986,514
	37,898	37.82	September 22, 2024	1,722,843
	26,000	48.16	September 22, 2025	913,120
	50,639	63.23	September 26, 2026	1,015,312
	32,289	63.23	September 26, 2027	647,394
	29,056	85.62	September 22, 2028	—
					7,039	586,208
Total:				10,466,486	7,039	586,208

2018 MANAGEMENT PROXY CIRCULAR	67

Appendix B

	Option-based Awards				Share-based Awards
Name	Number of securities underlying unexercised options(a) (#)	Option exercise price ($)	Option expiration date	Value of unexercised in-the-money options(b) ($)	Number of shares or units of shares that have not vested (#)	Market or payout value of share-based awards that have not vested ($)	Market or payout value of vested share-based awards not paid out or distributed(b)(c) ($)
Timothy J. Hearn	2,500	46.92	January 27, 2025	90,900
	462	56.69	April 15, 2025	12,285
	825	50.94	July 22, 2025	26,681
	910	47.81	October 14, 2025	32,278
							492,684
Total:				162,143			492,684

	Option-based Awards				Share-based Awards
Name	Number of securities underlying unexercised options(a) (#)	Option exercise price ($)	Option expiration date	Value of unexercised in-the-money options(b) ($)	Number of shares or units of shares that have not vested (#)	Market or payout value of share-based awards that have not vested ($)	Market or payout value of vested share-based awards not paid out or distributed(b)(c) ($)
André Imbeau(g)	3,813	23.65	November 26, 2022	227,369
	2,442	36.15	September 30, 2023	115,091
	2,500	39.47	November 11, 2024	109,525
	2,000	48.16	September 22, 2025	70,240
	9,250	52.63	November 9, 2025	283,513
	16,603	63.23	September 26, 2026	332,890
	20,000	63.23	September 24, 2027	401,000
	14,916	85.62	September 22, 2028	—
Total:				1,539,628

68	2018 MANAGEMENT PROXY CIRCULAR

Appendix B

	Option-based Awards				Share-based Awards
Name	Number of securities underlying unexercised options(a) (#)	Option exercise price ($)	Option expiration date	Value of unexercised in-the-money options(b) ($)	Number of shares or units of shares that have not vested (#)	Market or payout value of share-based awards that have not vested ($)	Market or payout value of vested share-based awards not paid out or distributed(b)(c) ($)
Gilles Labbé	2,500	14.69	January 26, 2020	171,475
	596	15.51	April 22, 2020	40,391
	881	14.76	July 29, 2020	60,366
	2,500	15.49	September 30, 2020	169,475
	815	15.96	October 21, 2020	54,866
	1,349	19.28	January 27, 2021	86,336
	1,281	20.30	April 24, 2021	80,677
	1,268	20.51	July 28, 2021	79,592
	1,688	19.71	September 30, 2021	107,306
	1,347	19.30	October 20, 2021	86,181
	1,315	19.39	January 26, 2022	84,015
	1,278	21.31	April 19, 2022	79,198
	1,172	23.99	July 26, 2022	69,488
	1,075	26.16	October 18, 2022	61,404
	3,813	23.65	November 26, 2022	227,369
	1,152	24.41	January 23, 2023	67,818
	277	27.12	February 13, 2023	15,556
	1,925	26.62	April 17, 2023	109,071
	1,665	30.79	July 10, 2023	87,396
	2,442	36.15	September 30, 2023	115,091
	1,334	38.41	October 16, 2023	59,857
	1,658	34.68	January 22, 2024	80,579
	1,590	36.17	April 16, 2024	74,905
	1,533	37.50	July 23, 2024	70,181
	2,500	37.82	September 22, 2024	113,650
	1,510	38.07	October 29, 2024	68,267
	1,214	47.36	January 21, 2025	43,607
	1,014	56.69	April 15, 2025	26,962
	1,129	50.94	July 22, 2025	36,512
	1,203	47.81	October 14, 2025	42,670
							2,093,076
Total:				2,470,262			2,093,076

	Option-based Awards				Share-based Awards
Name	Number of securities underlying unexercised options(a) (#)	Option exercise price ($)	Option expiration date	Value of unexercised in-the-money options(b) ($)	Number of shares or units of shares that have not vested (#)	Market or payout value of share-based awards that have not vested ($)	Market or payout value of vested share-based awards not paid out or distributed(b)(c) ($)
Heather Munroe-Blum(h)	2,500	50.21	July 27, 2025	82,675
	523	47.81	October 14, 2025	18,551
							430,974
Total:				101,226			430,974

2018 MANAGEMENT PROXY CIRCULAR	69

Appendix B

	Option-based Awards				Share-based Awards
Name	Number of securities underlying unexercised options(a) (#)	Option exercise price ($)	Option expiration date	Value of unexercised in-the-money options(b) ($)	Number of shares or units of shares that have not vested (#)	Market or payout value of share-based awards that have not vested ($)	Market or payout value of vested share-based awards not paid out or distributed(b)(c) ($)
Michael B. Pedersen	–	–	–	–
331 704
Total:				–			331 704
	Option-based Awards				Share-based Awards
Name	Number of securities underlying unexercised options(a) (#)	Option exercise price ($)	Option expiration date	Value of unexercised in-the-money options(b) ($)	Number of shares or units of shares that have not vested (#)	Market or payout value of share-based awards that have not vested ($)	Market or payout value of vested share-based awards not paid out or distributed(b)(c) ($)
Michael E. Roach	–	–	–	–
248 508
Total:				–			248 508
	Option-based Awards				Share-based Awards

Name	Number of securities underlying unexercised options(a) (#)	Option exercise price ($)	Option expiration date	Value of unexercised in-the-money options(b) ($)	Number of shares or units of shares that have not vested (#)	Market or payout value of share-based awards that have not vested ($)	Market or payout value of vested share-based awards not paid out or distributed(b)(c) ($)
Joakim Westh	625	37.82	September 22, 2024	28,413
Total:				28,413

(a)	Shows stock options held as at September 30, 2018. Mses. Reed and Waller are not included in this Appendix B as they joined the Board of Directors after September 30, 2018.
(b)	Based on $83.28, the closing price of the Company’s Class A subordinate voting shares on the TSX on September 28, 2018, the last trading day in fiscal 2018.
(c)	Shows the aggregate payout value of DSUs granted in respect of fiscal 2018 and previous fiscal years.
(d)	Mr. Bourigeaud is not seeking reelection on the Board of Directors and will therefore cease to be a director on January 30, 2019.
(e)	Mr. Brassard did not seek reelection on the Board of Directors at the Annual General Meeting of January 31, 2018 and therefore ceased to be a director on January 31, 2018.
(f)	Mr. D’Alessandro is not seeking reelection on the Board of Directors and will therefore cease to be a director on January 30, 2019.
(g)	Ms. Godin and Mr. Imbeau received stock options in fiscal 2018 as compensation in respect of their service as an executive officer and an officer of the Company, respectively.
(h)	Ms. Munroe-Blum is not seeking reelection on the Board of Directors and will therefore cease to be a director on January 30, 2019.

70	2018 MANAGEMENT PROXY CIRCULAR

Appendix C

Change of Auditor Reporting Package

NOTICE OF CHANGE OF AUDITOR

Pursuant to NI 51-102 (Section 4.11)

TO:	Ernst & Young LLP PricewaterhouseCoopers LLP

AND TO:

Autorité des marchés financiers

Alberta Securities Commission

British Columbia Securities Commission

Financial and Consumer Affairs Authority of Saskatchewan

Financial and Consumer Services Commission (New Brunswick)

The Manitoba Securities Commission

Nova Scotia Securities Commission

Office of the Superintendent of Securities (Prince Edward Island)

Office of the Superintendent of Securities, Service Newfoundland

and Labrador

Ontario Securities Commission

CGI Group Inc. (the “Corporation”) hereby gives notice pursuant to Section 4.11 of National Instrument 51-102 – Continuous Disclosure Obligations (“NI 51-102”) of the termination of Ernst & Young LLP (the “Former Auditor”) as the auditor of the Corporation and the appointment of PricewaterhouseCoopers LLP (the “Successor Auditor”) in its place. The Corporation confirms that:

1.

The Audit and Risk Management Committee (“ARMC”) has conducted a review of external audit services. As part of their review, the ARMC sought proposals to provide audit services for the financial year ending on September 30, 2019.

2.

After careful review of the proposals received and due consideration of all relevant factors, the ARMC recommended to the Board of Directors that the Successor Auditor, and not the Former Auditor, be proposed for appointment as auditor of the Corporation by the shareholders of the Corporation for the Corporation’s financial year ending on September 30, 2019.

3.

On September 25, 2018, the Board of Directors approved the recommendation of the ARMC indicated above and decided not to propose the Former Auditor for reappointment as auditor of the Corporation for the financial year ending on September

Experience the commitment®

2018 MANAGEMENT PROXY CIRCULAR	71

Appendix C

30, 2019 and to propose the Successor Auditor for appointment as the auditor of the Corporation by the shareholders of the Corporation for the Corporation’s financial year ending on September 30, 2019. The vote will take place at the annual general meeting of shareholders of the Corporation scheduled to be held on January 30, 2019.

4.

The auditor’s reports of the Former Auditor on the annual audited consolidated financial statements of the Corporation for the two most recent financial years preceding the date of this notice, being reports for the financial years ended September 30, 2017 and September 30, 2016, and with any subsequent period to date did not express any modified opinion.

5.	In the opinion of the Corporation, there are no reportable events as such term is defined in Section 4.11(1) of NI 51-102.

DATED as of the 28th day of September, 2018.

CGI GROUP INC.

By:	(s) François Boulanger
François Boulanger
Executive Vice-President and Chief
Financial Officer

Experience the commitment®

72	2018 MANAGEMENT PROXY CIRCULAR

Appendix C

October 2, 2018

Autorité des marchés financiers

Alberta Securities Commission

British Columbia Securities Commission

Financial and Consumer Affairs Authority of Saskatchewan

Financial and Consumer Services Commission (New Brunswick)

The Manitoba Securities Commission

Nova Scotia Securities Commission

Office of the Superintendent of Securities (Prince Edward Island)

Office of the Superintendent of Securities, Service Newfoundland and Labrador

Ontario Securities Commission

Re:  CGI Group Inc.

Notice of Change of Auditor dated September 28, 2018

Dear Sirs/Mesdames:

Pursuant to National Instrument 51-102 (Part 4.11), we have read the above-noted Change of Auditor Notice and confirm our agreement with the information contained in the Notice pertaining to our firm.

Yours sincerely,

c.c. The Board of Directors, CGI Group Inc

François Boulanger, Executive Vice-President and Chief Financial Officer

2018 MANAGEMENT PROXY CIRCULAR	73

Appendix C

October 2, 2018

To:   Autorité des marchés financiers

Alberta Securities Commission

British Columbia Securities Commission

Financial and Consumer Affairs Authority of Saskatchewan

Financial and Consumer Services Commission (New Brunswick)

The Manitoba Securities Commission

Nova Scotia Securities Commission

Office of the Superintendent of Securities (Prince Edward Island)

Office of the Superintendent of Securities, Service Newfoundland and Labrador

Ontario Securities Commission

We have read the statements made by CGI Group Inc. in its notice of change of auditor dated September 28, 2018, which we understand will be filed pursuant to Section 4.11 of National Instrument 51-102.

We agree with the statements concerning PricewaterhouseCoopers LLP in the notice of change of auditor dated September 28, 2018.

Yours very truly,

Partnership of Chartered Professional Accountants

74	2018 MANAGEMENT PROXY CIRCULAR

Appendix D

Proposed resolution to approve the Name Change

CGI GROUP INC.

RESOLUTION OF THE

SHAREHOLDERS OF THE COMPANY

JANUARY 30, 2019

WHEREFORE, BE IT RESOLVED:

1.	THAT the articles of the Company be amended to change the name of the Company to “CGI INC.”;

2.

THAT any director or officer of the Company be and each of them is hereby authorized, for and on behalf of the Company, to do all such things and to sign, execute, deliver, file or cause to be delivered or filed all such documents, including articles of amendment with the Quebec Enterprise Registrar and any other competent authority, as may be necessary or useful in order to give full effect to the intent and purpose of this resolution;

3.	THAT any actions taken by any director or officer prior to the date of this resolution that are within the authority conferred thereby be and they are hereby ratified, confirmed and approved; and

4.

THAT the directors of the Company be and they are hereby permitted to revoke this resolution before it is acted upon, and decide not to proceed with the amendment, without further approval of the shareholders.

2018 MANAGEMENT PROXY CIRCULAR	75

Appendix E

Shareholder Proposals

Proposal Number One – Inclusion of environmental, social and governance criteria in establishing executive compensation

In light of the measures already put in place by the Company in this area, it was mutually agreed with MÉDAC not to present Proposal Number One for a vote at the Meeting. The Company has nonetheless decided to present its views on the proposal.

Proposal

It is proposed that, as part of its annual activity report, the Compensation Committee submit a report on the importance it ascribes to including environmental, social and governance (ESG) criteria in evaluating the performance of senior executive officers and in determining their incentive pay.

It should first be noted that the guidelines established in the United Nations Principles for Responsible Investing (2012) and by the UN Global Compact specify that the inclusion of ESG criteria can be an important factor in shareholder protection and value creation.

These objectives can be reflected in the degree of representation of women in decision-making bodies, in workforce sociocultural diversity, in paper, energy and water use reduction initiatives, in actions to ensure the sustainable employability of various staff in light of automation, and in various programs to promote the health and wellness of employees, among other things.

In this regard, it should be noted that businesses with specific ESG policies generally have a better reputation with their customers, adapt more readily to change, manage their risks better and are more innovative and therefore better equipped to develop long-term added value for their shareholders and other stakeholders.

It is clear that the inclusion of financial objectives in evaluating the performance of senior executives and in setting their compensation plays a crucial role in achieving those objectives. The same approach should be taken with ESG objectives.

Board of Directors Response

CGI has adopted specific policies with respect to environmental, social and governance (“ESG”) criteria. One of CGI’s strategic goals is for its communities to recognize it as a caring and responsible corporate citizen and corporate social responsibility is one of its six values. CGI’s corporate social responsibility (CSR) policy applies to all facets of its business and promotes the health and wellness of its members, its member ownership philosophy, investment in not-for-profit organizations and programs that help enhance the well-being of local communities, the protection of the environment through responsible and environmentally oriented operating practices, the importance of acting in an ethically sound manner, the strengthening of its contribution to a sustainable procurement policy, and the evolution of its good corporate governance practices.

CGI’s directors have developed an executive compensation policy that emphasizes incentive compensation linked to business performance, thereby ensuring that the financial interests of the Company’s executive officers are closely aligned with those of shareholders. CGI measures business performance on the basis of profitability and growth as well as client and member satisfaction. Client and member satisfaction include aspects of measurable feedback with respect to ESG criteria and accordingly, the Company and the Board of Directors believe ESG criteria are already taken into account, to the extent appropriate, in the design of executive compensation.

ESG objectives are often vague and difficult to quantify with precision. Furthermore, we believe that the actions already taken by the Company with respect to ESG criteria are appropriate and serve well the interests of CGI’s shareholders as well the interests of all its other stakeholders, including the communities where CGI operates. There are also measures in place to ensure that the remuneration of an executive can be reduced in the event of his material departure from expected standards applicable to executives in this area.

76	2018 MANAGEMENT PROXY CIRCULAR

Appendix E

Proposal Number Two – Advisory Vote on the Compensation of Senior Executives

Proposal

It is proposed that the Board of Directors give its shareholders the opportunity to give their opinions about CGI’s executive compensation policy.

For several years now, MÉDAC has been soliciting the support of shareholders for the implementation of an advisory vote on executive compensation. We would like to stress here that two major institutional investors support this practice, which is now commonly seen in nearly 80% of S&P/TSX 60 businesses.

Two examples of this substantial support are worthy of note:

•	The Ontario Teachers’ Pension Plan (Teachers), which explained its support of our proposal in the following terms:

[TRANSLATION] “We believe that an advisory vote is critical when it comes to facilitating communications between directors and shareholders. Executive compensation plans represent a significant cost for shareholders, and we feel that they have the right to express their opinions on the effectiveness of compensation practices.”

•	Desjardins Private Wealth Management, which, in its Policy Governing the Exercise of Voting Rights by Proxy, supports all shareholder proposals demanding an advisory vote on executive compensation.

Support for this proposal is solid and consistent for Class A shares, namely those held mainly by the public and not by executive officers. We estimate that one out of every three holders of Class A shares has supported our proposal.

We would also like to reiterate that holders of ordinary shares are quite able to grasp the ethical and social justice issues raised by compensation policies.

A number of shareholders question the objectives of compensation policies: as shareholders, do they want these policies to focus more on long-term rather than short-term performance, to prevent the gap between executive compensation and average employee compensation from becoming excessive, and to have targets that are based not only on return per share, but also on other measures such as initiatives to increase the representation of women or to reduce the Company’s ecological footprint?

Compensation policies are key indicators of an organization’s values and, in that regard, shareholders have the knowledge needed to express an opinion. It is counterproductive that their only solution for expressing dissent is to sell their shares, a decision that can prove costly under some circumstances.

Board of Directors Response

The Company and the Board of Directors reaffirm the position previously communicated with respect to this proposal.

Devising a compensation policy and related practices as a solid foundation for a successful business is a challenging task that requires a deep understanding of the business and its competitive environment to ensure that our overall compensation approach serves the best interests of the Company.

Shareholders elect directors annually to perform that critical supervision role on their behalf. CGI’s Human Resources Committee is composed entirely of independent directors who have expertise in human resources management, as well as access to experts’ advice, comparative data and good practices in the establishment and oversight of executive compensation policy and practices.

As such, CGI’s directors developed an executive compensation policy that emphasizes incentive compensation linked to business performance, thereby ensuring that the financial interests of the Company’s executives are closely aligned with those of shareholders. CGI measures business performance on the basis of profitability and growth as well as client and member satisfaction. These factors drive the Company’s compensation programs, which are designed to attract and retain the key talent CGI needs to remain competitive in a challenging market and achieve continued and profitable growth for shareholders.

2018 MANAGEMENT PROXY CIRCULAR	77

Appendix E

Advisory votes, by their binary yes or no nature, do not provide useful insight to the Board of Directors and therefore cannot promote meaningful dialogue with shareholders. The current Canadian regulatory framework prevents public companies from knowing who their shareholders really are and it is therefore unclear how an advisory vote can lead to a meaningful dialogue with shareholders who, for the most part, remain anonymous. During fiscal 2018, CGI held 186 meetings with investors worldwide and we believe that these meetings provide a richer opportunity for dialogue to address shareholder concerns.

The advisory vote process also raises the question of whether all shareholders should benefit from the same voting rights. Studies have shown that, on average, shares of North American public companies are held for short periods of time, often less than six months. A review of applicable legislation to distinguish between short-term speculators and investors who have an interest in the long-term interests of companies would therefore be needed before an advisory vote of this nature could be considered.

Furthermore, several institutional investors exercise their voting power based on the recommendations of proxy advisory firms, thereby essentially delegating their voting rights to them. Our experience has been that these firms’ one-size-fits-all approach and the quality of their research can be deficient. Advisory firms are also often in blatant conflicts of interest as they provide corporate governance advisory services while also providing voting recommendations based on the practices that they advocate.

If legislative amendments were made to address the concerns set out above, the Company would consider implementing an advisory vote on executive compensation.

In the meantime, we continue to believe that our directors, whose fiduciary duties include ensuring that the Company’s executive compensation policies and practices are appropriate in light of the Company’s business in the challenging markets in which it operates, are uniquely qualified and positioned to effectively play this important governance function in an effective manner.

The Board of Directors therefore recommends that shareholders VOTE AGAINST the proposal regarding the advisory vote on the compensation of senior executives.

Proposal Number Three – Disclosure of Voting Results by Class of Shares

Proposal

It is proposed that the Company break down the voting results by class of shares, namely by shares carrying one voting right, and shares carrying multiple voting rights.

In 2018, this proposal was supported by 17.02% of shareholders – an increase from 2016 and 2017 when the support was in the 16% range. We estimate that one out of every three holders of Class A Shares, namely those only holding one vote per share, supported our proposal.

Our experience over the last few years has shown that holders of both types of shares might not share the same concerns. Take, for example, the implementation of an advisory vote on executive compensation, renewal of the mandate of one or several directors, and greater gender balance on the boards of directors.

As mentioned in our recent proposals, multiple voting shares offer interesting advantages both to controlling and minority investors, provided the legal framework and governance principles adequately protect minority shareholders. To ensure this adequate protection, minority shareholders need quick and direct access to the results of their votes in order to be sure their voices have been heard and will lead to action that better meets their expectations.

This information would allow minority shareholders to better monitor the actions taken by the Company to meet their expectations and could promote a more sustained dialogue between these two shareholder classes. It could even develop the loyalty of minority shareholders and bring about a unity of thought and a mutual trust – two things that can help see any organization through difficult times.

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Appendix E

Board of Directors Response

The Company and the Board of Directors reaffirm the position previously communicated with respect to this proposal.

CGI’s disclosure practice regarding voting results complies with the rules set out by the Business Corporations Act (Quebec) (“QBCA”), which govern the Company and provide that the declaration of the chair of the meeting to the effect that a resolution was passed is sufficient and appropriate. The Company considers that all votes should be treated equally and that there are no legal or practical reasons for distinguishing between classes of shares.

The Board of Directors believes that disclosing the voting results separately for each class of shares would not provide any additional protection or benefits to the holders of Class A subordinate voting shares. Our position is in line with applicable legislation, which does not require the disclosure of votes per class of shares but otherwise contains sections dealing with the protection of shareholders. Our Lead Director and other members of the Board of Directors, which is composed of a majority of independent directors, also have the fiduciary obligation to ensure that the interests of all shareholders, irrespective of the class of shares held, are adequately protected.

Furthermore, we believe that the interests of the vast majority of CGI’s shareholders are well aligned, and that the culture of transparency and dialogue established between CGI and its shareholders ensures that all shareholders who wish to be heard have the opportunity to engage in dialogue with the Company. CGI shareholders have access to a broad range of information through the continuous disclosure documents of the Company. As such, they invest in CGI knowing the manner in which CGI’s share capital is structured and characteristics attributed to the multiple voting shares.

The Board of Directors therefore recommends that shareholders VOTE AGAINST the proposal regarding the disclosure of voting results by class of shares.

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